 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1999

                                                 REGISTRATION NO. 333-92763
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                             AMENDMENT NO. 1TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                             LA-Z-BOY INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         MICHIGAN                     2510                    38-0751137
     (STATE OR OTHER           (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF       INDUSTRIAL CLASSIFICATION    IDENTIFICATION NUMBER)
     INCORPORATION OR             CODE NUMBER)
      ORGANIZATION)        1284 NORTH TELEGRAPH ROAD
                             MONROE, MICHIGAN 48161
                                 (734) 241-4414
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ----------------
                              FREDERICK H. JACKSON
                             LA-Z-BOY INCORPORATED
                           1284 NORTH TELEGRAPH ROAD
                             MONROE, MICHIGAN 48161
                                 (734) 241-4414
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ----------------
                                   copies to:
      KENT E. SHAFER        FRED L. SCHUERMANN, JR.       ROBERT E. ESLEECK
MILLER, CANFIELD, PADDOCK     LADD FURNITURE, INC.     KILPATRICK STOCKTON LLP
    AND STONE, P.L.C.        4620 GRANDOVER PARKWAY    1001 WEST FOURTH STREET
150 WEST JEFFERSON AVENUE      GREENSBORO, NORTH         WINSTON-SALEM, NORTH
 DETROIT, MICHIGAN 48226         CAROLINA 27407             CAROLINA 27101
      (313) 963-6420             (336) 294-5233             (336) 607-7377

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger of a wholly-owned subsidiary of the Registrant with and into LADD Furniture, Inc. as described in the Agreement and Plan of Merger dated as of September 28, 1999, as amended.
      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                ----------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[Logo of LADD Furniture, Inc.]

                             December 23, 1999

Dear Shareholder:

      You are invited to attend a special meeting of shareholders of LADD Furniture, Inc. The meeting will be held at 10:00 a.m., Eastern time, on Thursday, January 27, 2000, at Grandover Resort and Conference Center, One Thousand Club Road, Greensboro, North Carolina. At the meeting, LADD shareholders will be asked to vote on the adoption of a merger agreement between LADD and La-Z-Boy Incorporated.

      In the merger, LADD shareholders will receive 1.18 shares of La-Z-Boy common stock for each share of LADD common stock they own. We estimate that, on completion of the merger, former LADD shareholders will receive approximately
9.2 million shares of La-Z-Boy common stock representing approximately 15% of the outstanding shares of La-Z-Boy common stock.

      In light of the importance of the proposed merger, we urge you to attend the special meeting in person or to participate by proxy. The accompanying materials contain detailed information on how to vote. If you have any questions, require additional material or need assistance in voting your proxy, please call our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 290-6424. Please do not send your LADD common stock certificates with the enclosed proxy.

                                        /s/ Fred L. Schuermann, Jr.
                                        Fred L. Schuermann, Jr.

                                       Chairman of the Board, President and
                                        Chief Executive Officer

      You should consider the matters discussed under "Risk Factors" beginning on page 11 of this proxy statement/prospectus before voting.

      La-Z-Boy's common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol LZB, and LADD's common stock is traded on the Nasdaq Stock Market under the symbol LADF.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this proxy statement/prospectus or the La-Z-Boy common stock to be issued in the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This proxy statement/prospectus is dated December 23, 1999 and is first being mailed to LADD shareholders on or about December 28, 1999.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
REFERENCES TO ADDITIONAL INFORMATION......................................  1

QUESTIONS AND ANSWERS ABOUT THE MERGER....................................  2

SUMMARY...................................................................  3
  The Companies...........................................................  3
  The Merger..............................................................  3
  What You Will Receive in the Merger.....................................  3
  Federal Income Tax Consequences.........................................  4
  Ownership of La-Z-Boy Following the Merger..............................  4
  Merger Recommendation to LADD's Shareholders............................  4
  LADD'S Reasons for the Merger...........................................  4
  Interests of LADD's Officers and Directors in the Merger................  4
  Opinion of LADD's Financial Advisor.....................................  4
  Comparative Per Share Market Price Information..........................  5
  Accounting Treatment....................................................  5
  The Terms of the Merger Agreement.......................................  5
  Regulatory Approval.....................................................  6
  Special Meeting.........................................................  6
  Vote Required to Approve the Merger.....................................  6
  No Dissenters' Rights...................................................  6
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA..........................  7
  Selected Historical Financial Data of La-Z-Boy..........................  7
  Selected Historical Financial Data of LADD..............................  8
  Selected Unaudited Pro Forma Consolidated Financial Data................  9
  Unaudited Comparative Per Share Data....................................  9

RISK FACTORS..............................................................  11

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................  12

THE MERGER TRANSACTION....................................................  14
  Background of the Merger................................................  14
  LADD's Reasons for the Merger...........................................  17
  Factors Considered by, and Recommendations of, the LADD Board...........  19
  Certain Financial Projections of LADD...................................  20
  Financial Projections of La-Z-Boy.......................................  22
  Accounting Treatment....................................................  24
  Material Federal Income Tax Consequences................................  24
  Regulatory Matters......................................................  26
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION...............  27
  Market Prices and Dividends.............................................  27
  Dividend Policy.........................................................  27

INFORMATION ABOUT LADD....................................................  28

INFORMATION ABOUT LA-Z-BOY................................................  28
  La-Z-Boy Management's Discussion and Analysis of Financial Condition and
   Results of Operations..................................................  29
  Unaudited Quarterly Financial Information...............................  36
  Business................................................................  36
  Properties..............................................................  40
  Legal Proceedings.......................................................  42
  Share Ownership of Certain Beneficial Owners............................  42
  Management and Related Matters..........................................  43
  Compensation Committee Interlocks and Insider Participation.............  51


                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                           PAGE
                                                                              ----
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION..........  52

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL
 INFORMATION..............................................................  56

INTERESTS OF CERTAIN PERSONS IN THE MERGER................................  58
  Employment Agreements...................................................  58
  Executive Benefit Plans.................................................  59
  Additional Benefits to Executive Officers Under the Merger Agreement....  60
  Maintenance of Benefits for LADD Employees..............................  60
  Indemnification and Insurance...........................................  60

OPINION OF LADD'S FINANCIAL ADVISOR.......................................  61

MATERIAL TERMS OF THE MERGER AGREEMENT....................................  66
  Structure of the Merger.................................................  66
  Timing of Closing.......................................................  66
  Merger Consideration....................................................  66
  Treatment of LADD Stock Options; Other LADD Stock-Based Awards..........  66
  Exchange of Shares......................................................  66
  LADD Board..............................................................  67
  Certain Covenants.......................................................  67
  Representations and Warranties..........................................  69
  Conditions to the Completion of the Merger..............................  69
  Termination of the Merger Agreement.....................................  70
  Amendments; Waivers.....................................................  71

THE SPECIAL MEETING.......................................................  72
  Date, Time and Place....................................................  72
  Purpose of the Special Meeting..........................................  72
  Record Date; Stock Entitled to Vote; Quorum.............................  72
  Vote Necessary to Approve the Merger....................................  72
  Shares Benefically Owned by Management..................................  72
  Shares Held by LADD's 401(k) Savings Plan...............................  73
  Representatives of KPMG LLP.............................................  73
  Voting of Proxies.......................................................  73
  Other Business; Adjournment.............................................  74

FEDERAL SECURITIES LAW CONSEQUENCES; STOCK TRANSFER RESTRICTIONS..........  74

DESCRIPTION OF LA-Z-BOY CAPITAL STOCK.....................................  74
  General.................................................................  75
  Common Stock............................................................  75
  Preferred Stock.........................................................  75
  Provisions that May Discourage Takeovers................................  76

COMPARISON OF SHAREHOLDER RIGHTS..........................................  78

WHERE YOU CAN FIND MORE INFORMATION.......................................  82

EXPERTS...................................................................  83

LEGAL MATTERS.............................................................  84

SUBMISSION OF SHAREHOLDER PROPOSALS.......................................  84

INDEX TO FINANCIAL STATEMENTS............................................. F-1

ANNEXES
  ANNEX A Agreement and Plan of Merger (conformed to reflect Amendment No.
   1 dated as of December 13, 1999)
  ANNEX B Opinion of Mann, Armistead & Epperson, Ltd.

                      REFERENCES TO ADDITIONAL INFORMATION

      This document incorporates important business and financial information about LADD from documents LADD has filed with the SEC that we have not included in or delivered with this document. LADD will provide you with copies of this information, without charge, upon written or oral request to:

                              LADD Furniture, Inc.
                             4620 Grandover Parkway
                                P. O. Box 26777
                     Greensboro, North Carolina 27417-6777
                   Attention: William S. Creekmuir, Secretary
                        Telephone Number: (336) 294-5233

      IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN JANUARY 20, 2000.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q. When and where is the special meeting of shareholders?

A. The meeting of LADD's shareholders will take place on January 27, 2000, at 10:00 a.m. The meeting will be held at Grandover Resort and Conference Center, One Thousand Club Road, Greensboro, North Carolina.

Q. When do you expect the merger to be completed?

A. We are working towards completing the merger as quickly as possible. We currently expect to complete the merger within a few days after the meeting. However, we cannot assure you that the merger will occur or when it will occur.

Q. What do I need to do now?

A. After you have carefully read this document, just indicate on your proxy card how you want to vote. Complete, sign, date and mail the proxy card in the enclosed return envelope as soon as possible. In order to assure that your vote is obtained, please give your proxy as instructed on your proxy card even if you currently plan to attend the special meeting in person.

Q. If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A. If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote them on the merger. You should therefore be sure to provide your broker with instructions on how to vote your shares.

Q. What do I do if I want to change my vote?

A. If you hold your shares of record, you may change your vote:

    . by sending a written notice to LADD's Secretary prior to the special meeting stating that you would like to revoke your proxy;

    . by completing, signing and dating another proxy card and returning it by mail prior to the special meeting; or

    .  by attending the special meeting and voting in person

    If you hold your shares in street name, you should give new instructions to your broker.

Q. Should I send in my stock certificate at this time?

A. No. If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q. Whom should I call if I have questions about the special meeting of shareholders or the merger?

A. You may call 1-800-290-6424.

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger, you should carefully read the rest of this document and the other documents we refer to. See "Where You Can Find More Information" on page 82. We have included page references directing you to a more complete description of each item presented in this summary.

THE COMPANIES (SEE PAGE 28)

LADD FURNITURE, INC.
4620 Grandover Parkway
Greensboro, North Carolina 27407
(336) 294-5233
website: http://www.laddfurniture.com

     LADD is one of North America's largest residential furniture manufacturers, as well as one of the leading suppliers of residential furniture for the hospitality, assisted-living and governmental markets. LADD markets a wide range of bedroom, dining room, occasional and upholstered furniture under the brand names American Drew, Barclay, Clayton Marcus, HickoryMark, Lea, Pennsylvania House and Pilliod. LADD's contract sales group markets its furniture under the American of Martinsville brand name. Its corporate headquarters is located in Greensboro, North Carolina. LADD employs approximately 6,700 people and operates 22 manufacturing facilities in eight states.

LA-Z-BOY INCORPORATED
1284 N. Telegraph Road
Monroe, Michigan 48162
(734) 241-4414
website: http://www.la-z-boy.com

     The successor to a business founded more than 70 years ago in Monroe, Michigan, La-Z-Boy is one of the nation's leading manufacturers of upholstered seating and the third largest manufacturer of residential furniture. With approximately 14,000 employees in 35 manufacturing facilities in the United States, Canada, England, Mexico and Thailand, La-Z-Boy manufactures and sells a wide variety of upholstered and casegoods furniture under the brand names La-Z-Boy, Hammary, Kincaid, England/Corsair, Sam Moore, Bauhaus and Centurion.

THE MERGER

     If the merger is approved, LADD will operate as a wholly-owned subsidiary of La-Z-Boy, and LADD shareholders will become shareholders of La-Z-Boy.

WHAT YOU WILL RECEIVE IN THE MERGER (SEE PAGE 66)

     If the merger is approved, you will receive 1.18 shares of common stock of La-Z-Boy in exchange for each share of LADD common stock that you own. No fractional shares will be issued. Shareholders otherwise entitled to receive a fractional share will receive a check in an amount equal to the average of the closing prices for the shares of La-Z-Boy's common stock reported on the New York Stock Exchange over the five business days before the completion of the merger multiplied by the fraction represented by that fractional share.

     YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES FOR EXCHANGE UNTIL WE INSTRUCT YOU TO DO SO AFTER WE COMPLETE THE MERGER.

FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 24)

     In general, you will not recognize any gain or loss on the exchange of your LADD shares for shares of La-Z-Boy, except for any gain or loss recognized in connection with cash received for a fractional share of La-Z-Boy's common stock. As a condition to the merger, each company must receive an opinion from outside legal counsel confirming that federal income tax treatment.

OWNERSHIP OF LA-Z-BOY FOLLOWING THE MERGER

     Based on the number of outstanding shares of LADD common stock on the record date, we anticipate that holders of LADD common stock will receive approximately 9.2 million shares of La-Z-Boy common stock in the merger. Based on that number and the number of outstanding shares of La-Z-Boy common stock on the record date, following the merger, former LADD shareholders will own approximately 15% of the outstanding shares of La-Z-Boy common stock.

MERGER RECOMMENDATION TO LADD'S SHAREHOLDERS (SEE PAGE 19)

     LADD's board of directors believes that the merger is fair to you and in your best interests and recommends that you vote FOR the approval and adoption of the merger agreement and the merger. When you consider this recommendation, you should be aware that members of LADD's board may have an interest in the merger that may be different from, or in addition to your interest as a shareholder. See "Interests of Certain Persons in the Merger" on page 58.

LADD'S REASONS FOR THE MERGER (SEE PAGE 17)

     LADD believes the merger offers an excellent opportunity to create value for its shareholders by combining two of the country's largest publicly-traded residential furniture companies to create a company:

    . with increased opportunities for long-term growth, particularly as a result of the financial strength of the combined companies;

    . which is more diverse through the combination of LADD's broad product and market segment penetration with La-Z-Boy's strong brand name and national distribution; and

    .  which may realize operating efficiencies and sales enhancements.

     The merger will also provide you with a more liquid, dividend-paying security in a larger, less leveraged and more diversified company.

INTERESTS OF LADD'S OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 58)

     When you consider LADD's board of directors' recommendation that you vote in favor of the merger, you should be aware that a number of its executive officers and directors may have interests in the merger that may be different from, or in addition to, your interest as a shareholder. As an example, LADD's existing employment contracts with its executive officers will be assumed and honored by La-Z-Boy upon the consummation of the merger. Certain other compensation and retirement plans LADD currently has for these executives will also be assumed by La-Z-Boy after the merger has been completed.

OPINION OF LADD'S FINANCIAL ADVISOR (SEE PAGE 61)

     In deciding to approve the merger, LADD's board of directors considered, among other things, the opinion of LADD's financial advisor, Mann, Armistead & Epperson, Ltd., that the merger consideration is fair, from a financial point of view, to you. This opinion is attached to this proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 27)

     LADD common stock trades on the Nasdaq Stock Market, while La-Z-Boy's common stock is traded on the New York Stock Exchange and the Pacific Exchange. On September 27, 1999, the day before the merger was announced, the closing price for LADD common stock reported on the Nasdaq market was $20.25 and the closing price for La-Z-Boy common stock reported on the NYSE Composite Transaction Reporting System was $20.94. On December 22, 1999, LADD common stock closed at $18.69 and La-Z-Boy common stock closed at $16.13.

ACCOUNTING TREATMENT (SEE PAGE 24)

     La-Z-Boy will account for the merger as a purchase in accordance with generally accepted accounting principles.

THE TERMS OF THE MERGER AGREEMENT (SEE PAGE 66)

     We have attached the merger agreement as Annex A to this proxy statement/prospectus. We encourage you to review the merger agreement as it is the legal document that governs the merger. Some of the more important terms of the merger agreement are:

     Conditions to the Completion of the Merger

     LADD and La-Z-Boy will not complete the merger unless a number of conditions are satisfied or waived by the parties. These include:

    .  approval of the merger by LADD's shareholders;

    .  absence of any law, regulation or court order prohibiting the merger;

    . absence of an event, occurrence or development that would result in a material adverse effect on either of the companies; and

    . receipt of opinions of La-Z-Boy's and LADD's counsel that the merger will qualify as a tax-free reorganization. (This condition cannot be waived.)

     Termination of the Merger Agreement

     Either LADD or La-Z-Boy may terminate the merger agreement if any of the following occurs:

    . the merger is not completed by March 31, 2000; however, that deadline will be extended to June 30, 2000 if the only reason the merger is not completed by March 31, 2000 is that we have not received all necessary regulatory and legal approvals;

    .  LADD's shareholders do not approve the merger; or

    . a law or court order permanently prohibits the completion of the merger.

     In addition, La-Z-Boy may terminate the merger agreement if LADD's board of directors changes, in a manner adverse to La-Z-Boy, its recommendation of the merger. An adverse change would include the board's withdrawing or qualifying its recommendation or changing its recommendation to support another transaction. LADD may terminate the merger agreement if its board of directors authorizes LADD to enter into a binding written agreement with a party other than La-Z-Boy and LADD pays La-Z-Boy a termination fee.

     Finally, LADD and La-Z-Boy may mutually agree to terminate the merger agreement with approval of both boards of directors.

     Termination Fees and Expense Reimbursement

     LADD will be required to pay La-Z-Boy a termination payment of $7 million, plus reimburse La-Z-Boy for its transaction costs, if the merger agreement is terminated:

    . by La-Z-Boy because LADD's board of directors has failed to recommend or has changed its recommendation of the merger in a manner adverse to La-Z-Boy;

    .  by either La-Z-Boy or LADD if the following occur:

      . at the time of the shareholder vote, there is an offer from a third party to acquire LADD;

      .  LADD's shareholders do not approve the merger; and

      . within 12 months of the termination of the merger agreement, LADD enters into an agreement in which a third party agrees to acquire LADD at a value greater than that proposed by La-Z-Boy; or

    . by LADD because its board of directors recommends another acquisition transaction proposed by a third party.

REGULATORY APPROVAL (SEE PAGE 26)

     We are prohibited by United States antitrust laws from completing the merger until after both companies have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended. LADD and La-Z-Boy each filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission on October 26, 1999, and early termination of the waiting period was received on November 16, 1999. As with any merger in the United States, the Department of Justice and the Federal Trade Commission have the authority to challenge the merger on antitrust grounds before or after the merger is completed.

SPECIAL MEETING (SEE PAGE 72)

     You will be asked to vote on the proposed merger at a special meeting scheduled for January 27, 2000. If you are a LADD shareholder of record at the close of business on November 19, 1999, you may vote at this special meeting.

VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE 72)

     Approval of the merger requires the affirmative vote of a majority of the shares of LADD common stock outstanding on the record date. You will have one vote for each share of LADD common stock that you own on the record date.

NO DISSENTERS' RIGHTS

     Under North Carolina law, you do not have the right to dissent from the proposed merger and demand payment in cash of the fair value of your shares in the event the merger takes place.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA OF LA-Z-BOY

     La-Z-Boy derived the selected historical financial data set out below for each of the fiscal years 1995 through 1999 from La-Z-Boy's audited consolidated financial statements for those years and derived the selected historical financial data set out below for each of the six months ended October 23, 1999 and October 24, 1998 from La-Z-Boy's unaudited consolidated financial statements for those periods. This information is only a summary and should be read together with La-Z-Boy's historical financial statements and related notes which are included in this proxy statement/prospectus beginning on page F-1.

                     (in thousands, except per share data)

                                   SIX
                              MONTHS ENDED
                         -----------------------            FISCAL YEARS ENDED IN APRIL,
                         OCTOBER 23, OCTOBER 24, --------------------------------------------------
                           1999(1)      1998        1999     1998(2)      1997    1996(3)    1995
                         ----------- ----------- ---------- ---------- ---------- -------- --------
STATEMENT OF OPERATIONS
 DATA:
 Sales..................  $709,395    $603,711   $1,287,645 $1,108,038 $1,005,825 $947,263 $850,271
 Net income.............  $ 36,563    $ 25,631   $   66,142 $   49,920 $   45,297 $ 39,253 $ 36,302
 Diluted average
  shares(4).............    52,610      53,543       53,148     53,821     54,575   55,596   54,303
 Diluted earnings per
  share(4)..............  $   0.69    $   0.48   $     1.24 $     0.93 $     0.83 $   0.71 $   0.67
 Basic average
  shares(4).............    52,305      53,250       52,890     53,654     54,324   55,494   54,132
 Basic earnings per
  share(4)..............  $   0.70    $   0.48   $     1.25 $     0.93 $     0.83 $   0.71 $   0.67
 Dividends per
  share(4)..............  $   0.16    $   0.15   $     0.31 $     0.28 $     0.26 $   0.25 $   0.23
BALANCE SHEET DATA
 (AS OF PERIOD END):
 Total assets...........  $720,164    $601,738   $  629,792 $  580,351 $  528,407 $517,546 $503,818
 Long-term debt.........  $119,594    $ 63,319   $   62,469 $   66,434 $   52,449 $ 57,075 $ 71,149
 Total shareholders'
  equity................  $437,749    $391,796   $  414,915 $  388,209 $  359,338 $343,376 $323,640

-------

(1) Bauhaus U.S.A., Inc. is included in the consolidated results from its acquisition date of June 1, 1999.

(2) Sam Moore Furniture Industries, Incorporated is included in the consolidated results from its acquisition date of April 1, 1998.

(3) England/Corsair, Inc. is included in the consolidated results from its acquisition date of April 25, 1995.

(4) Restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September 1998.

SELECTED HISTORICAL FINANCIAL DATA OF LADD

     LADD derived the selected historical financial data set out below for each of the fiscal years 1994 through 1998 from LADD's audited consolidated financial statements for those years and derived the selected historical financial data set out below for each of the nine months ended October 2, 1999 and October 3, 1998 from LADD's unaudited consolidated financial statements for those periods. This information is only a summary and should be read together with LADD's historical financial statements and related notes contained in the annual report and quarterly reports incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 82.

                     (in thousands, except per share data)

                           NINE MONTHS ENDED                        FISCAL YEARS
                         --------------------- -------------------------------------------------------
                         OCTOBER 2, OCTOBER 3,    1998       1997      1996(1)    1995(2)    1994(3)
                            1999       1998    (52 WEEKS) (53 WEEKS) (52  WEEKS) (52 WEEKS) (52 WEEKS)
                         ---------- ---------- ---------- ---------- ----------- ---------- ----------
STATEMENT OF OPERATIONS
 DATA:
 Sales..................  $460,810   $425,810   $571,063   $525,500   $497,457    $599,203   $576,549
 Net income (loss)(4)...  $ 12,398   $  8,548   $ 12,259   $  6,312   $ (2,435)   $(25,190)  $  4,360
 Diluted average
  shares(5).............     7,979      8,074      8,017      7,839      7,722       7,721      7,705
 Diluted earnings per
  share(5)..............  $   1.55   $   1.06   $   1.53   $   0.81   $  (0.32)   $  (3.26)  $   0.57
 Basic average
  shares(5).............     7,834      7,801      7,808      7,744      7,722       7,721      7,697
 Basic earnings per
  share(5)..............  $   1.58   $   1.10   $   1.57   $   0.81   $  (0.32)   $  (3.26)  $   0.57
 Dividends per
  share(5)..............       --         --         --         --         --     $   0.27   $   0.36
BALANCE SHEET DATA (AS OF PERIOD
 END):
 Total assets...........  $350,318   $345,519   $336,965   $329,190   $315,031    $313,775   $380,137
 Long-term debt.........  $ 95,365   $109,540   $104,585   $118,586   $125,859    $112,598   $143,584
 Total shareholders'
  equity................  $156,961   $140,723   $144,521   $130,925   $123,900    $125,986   $152,695

-------

(1) Fiscal 1996 reflects the sale of Fournier Furniture, Inc. effective February 26, 1996 and the liquidation of Daystrom Furniture beginning June 28, 1996.

(2) Fiscal 1995 reflects the sales of Brown Jordan Company and Lea Lumber & Plywood effective December 29, 1995.

(3) Pilliod Furniture, Inc. is included in consolidated results from its acquisition date of January 31, 1994.

(4) Net income includes pretax restructuring charges of $3,431 and $25,120 for 1996 and 1995, respectively. These charges relate to the divestitures of four operating companies, closure of four company-owned retail stores, and reorganization of the remaining companies.

(5) Restated to reflect a one-for-three reverse stock split effective May 1995.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following selected unaudited pro forma consolidated statement of operations data and selected unaudited pro forma consolidated balance sheet data give effect to the acquisition by La-Z-Boy of LADD in a transaction to be accounted for as a purchase. The selected unaudited pro forma consolidated balance sheet data reflect the acquisition by La-Z-Boy of LADD by combining La-Z-Boy's balance sheet data as of October 23, 1999 with that of LADD as of October 2, 1999. The selected unaudited pro forma consolidated statement of operations data treat the acquisition as if it had occurred as of the beginning of the earliest period presented (April 26, 1998) and combine the results of operations data of La-Z-Boy for the year ended April 24, 1999 and for the six months ended October 23, 1999 (unaudited) with the results of operations data of LADD for the year ended April 3, 1999 (unaudited) and the six months ended October 2, 1999 (unaudited), respectively. The unaudited results of operations data for LADD's year ended April 3, 1999 were derived by subtracting unaudited financial data for the quarter ended April 4, 1998 from financial data derived from LADD's audited financial statements for the year ended January 2, 1999 and adding unaudited financial data for the quarter ended April 3, 1999.

     The selected unaudited pro forma consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations of future periods or the results that actually would have been realized had La-Z-Boy and LADD been a consolidated company during the specified periods. The selected unaudited pro forma consolidated financial data should be read in conjunction with the unaudited pro forma consolidated condensed financial information included in this proxy statement/prospectus beginning on page F-19 and with the historical consolidated financial statements and the related notes of La-Z-Boy, which are included in this proxy statement/prospectus beginning on page F-1, and with the historical consolidated financial statements and the related notes of LADD, which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 82.

                     (in thousands, except per share data)

                                                                        YEAR
                                                      SIX MONTHS       ENDED
                                                   ENDED OCTOBER 23, APRIL 24,
                                                         1999           1999
                                                   ----------------- ----------
      STATEMENT OF OPERATIONS DATA:
        Sales.....................................    $1,013,061     $1,868,443
        Net income................................    $   44,928     $   78,766
        Diluted average shares....................        62,039         62,649
        Diluted earnings per share................    $     0.72     $     1.26
        Basic average shares......................        61,546         62,128
        Basic earnings per share..................    $     0.73     $     1.27
        Dividends per share.......................    $     0.16     $     0.31

                                                         AS OF
                                                   OCTOBER 23, 1999
                                                   -----------------
      BALANCE SHEET DATA:
        Total assets..............................    $1,096,003
        Long-term debt............................    $  214,959
        Total shareholders' equity................    $  622,404

UNAUDITED COMPARATIVE PER SHARE DATA

     The following table sets forth for La-Z-Boy common stock and LADD common stock, for the periods indicated, historical per share data and the corresponding unaudited pro forma equivalent per share amounts after giving effect to La-Z-Boy's acquisition of LADD accounted for as a purchase.

     The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of per share amounts for future periods or of the per share amounts that actually would have been realized had La-Z-Boy and LADD been a consolidated company during the specified periods.

     The information presented in this table should be read in conjunction with the unaudited pro forma consolidated condensed financial information included in this proxy statement/prospectus beginning on page F-19, and the separate historical consolidated financial statements and the related notes of La-Z-Boy included in this proxy statement/prospectus beginning on page F-1, and the separate historical financial statements and the related notes of LADD incorporated by reference in this proxy statement/prospectus.

                                             LA-Z-BOY              LADD
                                       --------------------- -----------------
                                           SIX                  SIX      YEAR
                                          MONTHS     YEAR      MONTHS   ENDED
                                          ENDED      ENDED     ENDED    APRIL
                                       OCTOBER 23, APRIL 24, OCTOBER 2,   3,
                                          1999       1999       1999     1999
                                       ----------- --------- ---------- ------
Historical earnings per share - La-Z-
 Boy and LADD
  Diluted.............................   $ 0.69      $1.24     $ 1.10   $ 1.68
  Basic...............................   $ 0.70      $1.25     $ 1.12   $ 1.72

Pro forma earnings per share - La-Z-
 Boy
  Diluted.............................   $ 0.72      $1.26
  Basic...............................   $ 0.73      $1.27

Equivalent pro forma earnings per
 share - LADD
  Diluted (1).........................                         $ 0.85   $ 1.49
  Pro forma (1).......................                         $ 0.86   $ 1.50

Dividends per share - La-Z-Boy
  Historical..........................   $ 0.16      $0.31
  Pro forma (2).......................   $ 0.16      $0.31
Equivalent pro forma - LADD (3).......                         $ 0.19   $ 0.37
Book value (as of period end) - La-Z-
 Boy
  Historical..........................   $ 8.40      $7.93
  Pro forma...........................   $10.14      $9.71
Book value (as of period end) - LADD
  Historical..........................                         $20.04   $18.91
  Equivalent pro forma (4)............                         $11.97   $11.46

-------

(1) Pro forma amounts for La-Z-Boy multiplied by 1.18 (the ratio of exchange).

(2) Same as historical since a change in La-Z-Boy's dividend policy is not expected as a result of the merger.

(3) Historical amounts for La-Z-Boy multiplied by 1.18 (the ratio of exchange).

(4) Pro forma book value for La-Z-Boy multiplied by 1.18 (the ratio of exchange).

                                  RISK FACTORS

     You should carefully read and consider the following factors in evaluating whether to approve the proposed merger.

     MANAGEMENT AND FINANCIAL RESOURCES OF LA-Z-BOY MAY BE DIVERTED FROM OPERATING ITS BUSINESS DUE TO THE CHALLENGES OF INTEGRATING LADD AND OTHER ACQUISITIONS, AND THAT DIVERSION COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS REVENUES, EXPENSES AND OPERATING RESULTS AND ON THE VALUE OF ITS STOCK.

     La-Z-Boy acquired Sam Moore Furniture Industries, Incorporated on April 1, 1998 and Bauhaus U.S.A., Inc. on June 1, 1999 and expects to acquire Alexvale Furniture, Inc, during the current quarter. The integration and consolidation of these companies, the proposed merger with LADD and any future acquisitions have required and will continue to require substantial management and financial resources. The diversion of these resources may make it more difficult for La-Z-Boy to operate its business as it has in the past and could have a material adverse effect on its revenues, expenses and operating results and on the value of its stock.

     LADD SHAREHOLDERS WILL RECEIVE MERGER CONSIDERATION WITH A LOWER MARKET VALUE IF THE MARKET PRICE OF LA-Z-BOY COMMON STOCK DECLINES.

     Because the number of shares of La-Z-Boy common stock that LADD shareholders will receive in the merger is fixed at 1.18 shares of La-Z-Boy common stock for each share of LADD common stock, the market value of the consideration you will receive in the merger will depend on the market price of La-Z-Boy common stock when the merger becomes effective. The price of La-Z-Boy common stock when the merger becomes effective may vary from its price at the date of this proxy statement/prospectus or on the date of the special meeting because of various factors, including:

    .  general market, industry and economic conditions;

    .  changes in the business, operations or prospects of La-Z-Boy and LADD;
       and

    . market assessments of the timing and probability of achieving operating efficiencies and sales enhancements after the merger.

     Neither La-Z-Boy nor LADD will have the right to terminate the merger agreement as a result of changes in La-Z-Boy's common stock price. You should obtain current market quotations for La-Z-Boy common stock.

     ANTITAKEOVER PROVISIONS IN LA-Z-BOY'S GOVERNING DOCUMENTS AND MICHIGAN LAW COULD DISCOURAGE SOME POTENTIAL BUYERS OF THE LA-Z-BOY STOCK YOU WILL RECEIVE IN THE MERGER.

     Michigan law and La-Z-Boy's articles of incorporation and bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could tend to entrench La-Z-Boy's directors and management and possibly deprive shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. LADD's governing documents do not contain any significant antitakeover provisions, and the antitakeover provisions of North Carolina law currently do not apply to LADD.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document and in documents that are incorporated by reference in this document that are subject to risks and uncertainties. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of La-Z-Boy if the merger occurs or of LADD if the merger does not occur. More specifically, forward-looking statements include the information in this document regarding:

  operating efficiencies             future economic performance
  sales enhancements                 the combined company
  income and margins                 the timetable for completing the
  growth                             merger
  adequacy and cost of financial     future acquisitions
  resources                          management plans, including
  product line diversification       financing plans
  the future price of La-Z-Boy       industry trends
  stock                              year 2000 readiness
  future La-Z-Boy dividends          environmental matters
  future repurchases of La-Z-Boy     financial projections
  stock

     Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes," "plans," "intends" and "expects" or similar expressions. With respect to all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that the following important factors, in addition to those discussed in "Risk Factors" above and elsewhere in this document and in the documents that are incorporated by reference, could affect the future results of La-Z-Boy or LADD and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

Economic and Industry Conditions

    . materially adverse changes in economic and industry conditions and customer demand generally or in the markets served by our companies

    .  changes in interest rates

    .  supply and demand for and pricing of supplies and components

    .  availability of qualified labor

    . changes in demographics and consumer preferences or demands for La-Z-Boy's and LADD's products

    . the impact of e-commerce on the distribution of the companies' products

    .  changes in the availability or cost of capital

Competitive Factors

    .  the competitiveness of foreign-made products

    .  the actions of competitors

    .  new manufacturing technologies

    .  industry consolidation

Operating Factors

    .  supply, labor or distribution disruptions

    . technical difficulties, including the inability of material customers and suppliers to replace, modify or upgrade computer programs in order to adequately address year 2000 concerns

    .  acquisitions or divestitures

    .  changes in operating conditions and costs

    .  changes in regulatory environment

Transaction Factors

    . the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the integration process

    .  experienced employees leaving for other positions

                             THE MERGER TRANSACTION

      We are furnishing you this proxy statement/prospectus in connection with solicitation of proxies by LADD's board of directors for use at the special meeting. At the special meeting, you will be asked to vote to approve and adopt the merger agreement and the merger.

BACKGROUND OF THE MERGER

      LADD's board of directors and management continually review LADD's results of operations and competitive position. In connection with these reviews, LADD's board of directors and management evaluate and consider a range of strategic options that might be available to LADD to sustain its recent past level of growth and further enhance shareholder value, including acquisitions and dispositions of assets, possible partnerships and joint ventures, and other strategic corporate transactions.

      The following describes significant events leading to execution of the merger agreement by LADD and La-Z-Boy.

      On February 10, 1999, Fred L. Schuermann, Jr., Chairman, President and Chief Executive Officer of LADD, met with the principals of Mann Armistead. In discussing the furniture industry, they agreed that LADD and La-Z-Boy would fit very well together because of their complementary product lines, La-Z-Boy's opportunity to enhance its casegoods business and increase its exposure in the market, and the compatibility of management. With Mr. Schuermann's consent, principals of Mann Armistead traveled to La-Z-Boy's headquarters in Monroe, Michigan on March 29, 1999 to meet with Patrick H. Norton, Chairman of the Board of La-Z-Boy, Gerald L. Kiser, its President and Chief Operating Officer, and Frederick H. Jackson, its Executive Vice President Finance and Chief Financial Officer, to discuss LADD's history, its recent operating results and to introduce the idea of a merger. At the conclusion of the meeting, Mr. Norton was invited to meet with Mr. Schuermann, and Mr. Norton accepted.

      On April 12, 1999, Mr. Schuermann, Mr. Norton, and principals of Mann Armistead met in Greensboro, North Carolina to discuss the possibility of exploring strategic options involving LADD and La-Z-Boy. They discussed benefits that might result from a merger of the two companies, and both Mr. Schuermann and Mr. Norton expressed interest in pursuing the matter further. On April 13, 1999, Mann Armistead discussed with La-Z-Boy's senior management general parameters of price, structure and terms for a possible transaction.

      On April 29, 1999, at a regular meeting of LADD's board of directors, Mr. Schuermann advised the board of his meeting with Mr. Norton and informed the board that he planned to meet the following day with La-Z-Boy's senior management. On April 30, 1999, Mr. Schuermann met at La-Z-Boy headquarters in Monroe, Michigan with Messrs. Norton, Kiser and Jackson. They discussed the mutual benefits that a merger of the two companies could bring to both companies and the relative strengths of each company and its management.

      On June 10, 1999, William S. Creekmuir, LADD's Executive Vice President and Chief Financial Officer, met with Mr. Jackson in LADD's offices. They discussed reasons that a combination might produce an entity stronger than the two companies operating individually. At La-Z-Boy's request, LADD provided information regarding its management and compensation structure. Mr. Schuermann joined the meeting to discuss the earnings potential of the combined companies. Messrs. Creekmuir and Jackson agreed that the two companies would enter into a confidentiality agreement regarding information exchanged in the merger discussions, and the companies signed such an agreement on June 17, 1999.

      On July 6, 1999, Mr. Schuermann and Mr. Kiser spoke by telephone to arrange visits by La-Z-Boy personnel to various LADD manufacturing facilities. On July 13, 1999, at a special meeting of LADD's board of directors, Mr. Schuermann reviewed the discussions that had taken place and the possible benefits that may be expected for LADD and its shareholders in a merger. The board approved LADD's engagement of Mann Armistead as financial advisor to LADD for the potential transaction. The board discussed its fiduciary responsibilities in consideration of merger or acquisition proposals. On July 19, 20, and 21, La-Z-Boy personnel visited several of LADD's manufacturing facilities.

      On August 3, 1999, Messrs. Schuermann and Creekmuir, along with representatives of Mann Armistead, met at La-Z-Boy headquarters with La-Z-Boy management and representatives of La-Z-Boy's financial advisor, Merrill Lynch & Co. The parties reviewed the potential benefits of a merger to the shareholders of both companies. Mr. Schuermann also reviewed with La-Z-Boy's management the change in control provisions in LADD's benefit plans and executive officer employment contracts, which provisions would be triggered by a merger. La-Z-Boy suggested that a merger be based on an exchange ratio of 1 share of La-Z-Boy stock for each share of LADD stock, but Mr. Schuermann expressed his belief that a 1 to 1 exchange ratio would be unacceptable to LADD's board. The parties agreed to continue discussions and to exchange due diligence information.

      On August 5, 1999, La-Z-Boy provided LADD with the first of several due diligence requests and due diligence continued throughout the period of negotiations. During the course of the numerous discussions and due diligence investigations, LADD provided La-Z-Boy extensive public and non-public information and data relating to areas such as manufacturing facilities and operations, marketing and sales, historical and projected financial results, tax matters, employee and employee benefits matters, environmental and other regulatory compliance, pending litigation and management information systems.

      On August 11, 1999, Mr. Creekmuir and LADD's Assistant Corporate Controller delivered due diligence materials to PricewaterhouseCoopers LLP, which had been engaged to assist La-Z-Boy with its financial due diligence. In a meeting with representatives of PricewaterhouseCoopers, Merrill Lynch and La-Z-Boy, LADD representatives provided an overview of LADD and responded to questions concerning the due diligence materials. On August 16, 17, and 18, PricewaterhouseCoopers performed financial due diligence in Greensboro, North Carolina, and interviewed Messrs. Schuermann and Creekmuir.

      On August 19, 1999, LADD's board of directors held a regular meeting at which Mr. Schuermann discussed numerous matters relating to the potential transaction, including recent discussions with La-Z-Boy, due diligence, the likely structure of a merger, and the timing of draft merger documents. Mr. Schuermann reviewed the strategic issues facing LADD and the potential benefits of the proposed transaction to LADD and its shareholders, including additional market liquidity and an improved price-to-earnings ratio that might exist following the transaction. The board was joined by the three principals of Mann Armistead, who provided an extensive review of the furniture industry and the potential stock performance of the merged entity. The board discussed with Mann Armistead possible valuation ranges for the transaction. The board engaged in lengthy discussions of the merits and other aspects of the merger, including the pricing of the transaction. Mr. Schuermann called on each of LADD's four Executive Vice Presidents to provide the board his views on the potential merger, and each spoke in support of the merger.

      On August 24, 1999, La-Z-Boy circulated a draft of a merger agreement. LADD provided an alternative draft on August 30, 1999. On September 8, 1999, La-Z-Boy circulated a third draft.

      On August 30, 1999, Mr. Schuermann again met with La-Z-Boy management at La-Z-Boy headquarters. La-Z-Boy management advised Mr. Schuermann that if the companies merged, LADD would operate as a separate subsidiary under the direction of current management. On September 2, 1999 Merrill Lynch, on behalf of La-Z-Boy, proposed to Mann Armistead a variable exchange ratio with a cap and floor based on the value of La-Z-Boy stock. On September 3, 1999, Mr. Schuermann, through Mann Armistead, rejected this proposed exchange ratio structure.

      Also on September 2 and 3, 1999, Mr. Creekmuir and members of LADD management visited La-Z-Boy headquarters, reviewed documents provided by La-Z-Boy in response to LADD's due diligence requests and interviewed various members of La-Z-Boy management. This due diligence material, while comprehensive, was not as extensive or detailed as the information LADD provided to La-Z-Boy. On September 2 and 3, LADD personnel and representatives of Mann Armistead visited several of

La-Z-Boy's manufacturing facilities. On September 3, representatives of KPMG LLP performed additional accounting due diligence at LADD's request at the Toledo, Ohio office of PricewaterhouseCoopers.

      On September 7 and 8, 1999, Messrs. Norton, Kiser, and Jackson, Gene M. Hardy, La-Z-Boy's Secretary and Treasurer, and representatives of Mann Armistead and Merrill Lynch met with various members of LADD's executive and operating management, including Messrs. Schuermann and Creekmuir, to conduct due diligence and engage in in-depth discussions regarding the structure and operation of the merged entities. On September 8, Messrs. Schuermann and Creekmuir also discussed issues relating to price and structure terms of the merger with La-Z-Boy senior management. At the conclusion of the meetings, Mr. Schuermann again reiterated LADD's opposition to the variable exchange ratio structure proposed by Merrill Lynch on September 2.

      On September 7, 1999, LADD's board of directors held a special meeting at which Mr. Schuermann and LADD's legal advisors gave a brief update on the status of negotiations with La-Z-Boy. The board voted, with Mr. Schuermann abstaining, to amend the executive officer employment contracts and LADD's various benefit plans in anticipation of and conditioned upon the merger with La-Z-Boy. These amended employment contracts and plans were subsequently revised further and superseded by board action on September 28, 1999. See "Interests of Certain Persons in the Merger" on page 58.

      On September 13, 1999, Mr. Schuermann advised La-Z-Boy that LADD was terminating negotiations because of issues that had arisen during negotiations that made it appear that reaching mutually acceptable terms would be unlikely. On the evening of September 13, 1999, Mr. Schuermann and Mr. Norton spoke by telephone for an extended period and agreed to meet to determine if there existed a basis to go forward with negotiations. On September 17, 1999, Mr. Schuermann met with La-Z-Boy management at La-Z-Boy headquarters and reviewed the state of the negotiations, previous discussions as to price, and management issues.

      On September 22 and 23, 1999, Mr. Schuermann, representatives of LADD's legal advisors and Mann Armistead, La-Z-Boy's senior management, representatives of La-Z-Boy's legal advisors and Merrill Lynch, and counsel to Merrill Lynch, met at La-Z-Boy headquarters. The parties reached agreement, subject to approval by each company's board of directors, on the major transactional terms of the merger agreement except for the exchange ratio. The parties agreed that they would not place a cap on the exchange of stock in the merger but reached no agreement on the exchange ratio.

      On September 26, 1999, Merrill Lynch conveyed to Mann Armistead La-Z-Boy's offer of an exchange ratio of 1.175. Discussions between the parties or their representatives continued until late in the day on September 27, 1999, at which time management of each company agreed, subject to board approval, to an exchange ratio of 1.18.

      On the morning of September 28, 1999, LADD's board of directors held a special meeting in LADD's offices in Greensboro to review the terms and conditions of the proposed merger agreement. All of LADD's senior management and representatives of Mann Armistead and LADD's legal advisors also attended the meeting. Mr. Schuermann reviewed the recent negotiations. Mann Armistead gave its opinion, confirmed in writing, that, as of the market close on the previous day, the consideration to be paid by La-Z-Boy in the proposed merger was fair from a financial point of view to LADD's shareholders. LADD's legal advisors reviewed with the board each section of the proposed merger agreement. Members of senior management expressed their support of the merger. After a separate meeting among the outside directors and following further discussion by the entire board and advisors, the board, with Mr. Schuermann abstaining, unanimously approved the merger agreement and voted to recommend that LADD's shareholders approve and adopt the merger agreement and the merger. In anticipation of the merger, the board, with Mr. Schuermann abstaining, took additional action concerning LADD's executive employment contracts and its benefit plans in ways agreed to by La-Z-Boy during the merger negotiations. See "Interests of Certain Persons in the Merger" on page 58.

      In the afternoon of September 28, 1999, La-Z-Boy's board of directors met in a special meeting and unanimously approved the merger agreement. In the late afternoon, following the approval of LADD's and La-Z-Boy's respective boards of directors, the parties executed the merger agreement. That evening, a press release was issued announcing the merger agreement.

LADD'S REASONS FOR THE MERGER

      LADD was formed in 1981 by executives of The Sperry Hutchinson Company. These executives bought the three furniture companies they managed: Lea, American Drew and Daystrom.

      From 1984 to 1994, LADD grew aggressively by buying Clayton Marcus
(1984); Barclay Furniture (1985); American of Martinsville (1986); Maytag Corporation's furniture group, including Pennsylvania House (1989); Fournier Furniture (1992); and Pilliod Furniture (1994). To fund these acquisitions, LADD incurred long-term debt that was at one time in excess of $200 million.

      The recession of the early 1990s, in combination with our heavy debt level, had serious negative consequences for LADD. Our net profit margins declined from 8.7% in the mid-1980s to less than 1% in the early 1990s. Our stock price, adjusted for a reverse split in 1995, went from a high of $74 in 1987 to less than $10 in 1996. In June of 1995, LADD had $148 million of total debt with a debt-to-capitalization ratio of 54.3%.

      Beginning in mid-1995, LADD began an extensive restructuring process. Over the next 18 months, it sold or liquidated four operating units: Daystrom, Lea Lumber & Plywood, Fournier and Brown Jordan. In connection with this restructuring, LADD focused on increasing sales and improving profitability of its core brands of American Drew, Barclay, Clayton Marcus, Lea, Pennsylvania House, Pilliod and American of Martinsville, and on reducing debt. During this process, LADD was reorganized into three operating groups: residential casegoods, residential upholstery, and contract sales. By the end of June 1999, total debt stood at $102 million, representing a debt-to-capitalization ratio of 40.0%, and net profit margins were 2.8%.

      Despite LADD's consistently improving performance since the end of 1995, LADD shareholders have not been rewarded in the marketplace with corresponding increases in shareholder value. In the 52-week period ended September 27, 1999, LADD shares traded to a high of $23.50 and to a low of $13.38. During the second quarter of calender 1999, LADD shares traded in a range of $16.88 to $22.88, reflecting an average price-to-earnings multiple of approximately 11.5. LADD's management and its board of directors have become convinced that because of LADD's relatively small market capitalization of approximately $165 million, LADD's operating performance is not likely to be rewarded adequately in the marketplace, and LADD's shareholders are not likely to receive a multiple of earnings commensurate with companies, such as La-Z-Boy, that have significantly larger market capitalization. During the second quarter of calendar 1999, La-Z-Boy, with a market capitalization of approximately $1 billion, traded in a range of $19.50 to $24.56, reflecting an average price-to-earnings multiple of approximately 16.6.

      Simply becoming part of a larger company is not a sufficient reason for LADD to merge. To create shareholder value in a stock-for-stock merger, the two companies must operate together better than they would operate separately. As explained in more detail below, LADD's board believes that combining the businesses of LADD and La-Z-Boy can increase profits and returns and provide LADD shareholders with a more liquid, dividend-paying security in a diversified company for which continued improvement and performance will be better recognized by the marketplace. As a subsidiary of La-Z-Boy, LADD will also have greater financial resources with which to invest in LADD brands and continue to grow its business by pursuing business opportunities as they present themselves.

      The benefits of the merger fall broadly into four categories: operating efficiencies, long-term growth, diverse business portfolio and financial strength/market capitalization.

      Operating Efficiencies. LADD's board believes that LADD and La-Z-Boy together can operate more efficiently than either company can operate on its own. We expect that after the merger the combined company will be able to achieve operating efficiencies from increases in production and sales, decreases in corporate overhead expense, and other benefits possible by combining complementary operations and better utilizing manufacturing capacities. We hope to achieve efficiencies in purchasing and transportation by utilizing the combined companies' capabilities.

      While we expect that we will be able to realize these operating efficiencies, we can give no assurance that we will actually be able to do so.

      Long-Term Growth. LADD's board believes that, together, La-Z-Boy and LADD will also be in a position to achieve accelerated growth by utilizing its financial strength to fund capital investments and pursue business opportunities as they occur. We believe that the furniture industry is beginning to enter a period of significant consolidation. As acquisition opportunities that would be beneficial to the combined company and its shareholders present themselves, we will be in a position to pursue those opportunities aggressively due to La-Z-Boy's financial strength and its ability to use a highly marketable public security, the La-Z-Boy common stock.

      Diverse Business Portfolio. The merger of LADD and La-Z-Boy will create a combined company with a diverse business portfolio representing many of the premier brand names in the furniture industry, led by the most widely-recognized brand name in the industry, La-Z-Boy. Upon completion of the merger, the combined company will operate the following major furniture business units:

      LADD                                 LA-Z-BOY
      ----                                 --------
      American Drew (casegoods)            Bauhaus U.S.A., Inc. (upholstery)
      American of Martinsville (contract)  Centurion (upholstery)
      Barclay Furniture (upholstery)       England/Corsair (upholstery)
      Clayton Marcus (upholstery)          Hammary (casegoods)
      Lea Industries (casegoods)           Kincaid (casegoods)
      Pennsylvania House                   La-Z-Boy Business Furniture Group (contract)
      (casegoods and upholstery)           La-Z-Boy Residential (upholstery)
      Pilliod Furniture (casegoods)        Sam Moore (upholstery)
                                           Alexvale (upholstery) (closing expected
                                             by end of 1999)

      The strategic combination of LADD's strength in residential casegoods and contract sales and La-Z-Boy's strength in upholstery will give the combined company breadth and coverage of virtually the entire spectrum of residential furniture.

      Financial Strength/Market Capitalization. Because of the heavy debt burden LADD has carried during much of the 1990s, debt reduction has been a major financial focus of its management. La-Z-Boy, by contrast, currently has low leverage (21.7% debt-to-capitalization as of October 23, 1999). La-Z-Boy's financial strength will enable the combined company to fund future capital expenditures and make opportunistic acquisitions that would be difficult or impossible for a company with LADD's current leverage.

      Further, following the merger, La-Z-Boy's expected market capitalization of approximately $1.2 billion will provide former LADD shareholders with a more liquid common stock. We believe that the combination of the two shareholder groups will provide the combined company a diversified and dynamic shareholder group, since the majority of LADD's shares have traditionally been owned by institutions, and the majority of La-Z-Boy's shares have traditionally been owned by individuals. Finally, in exchanging their LADD shares, which do not pay dividends, for La-Z-Boy shares, LADD shareholders will begin to receive a cash dividend, which is currently being paid at the quarterly rate of $.08 per share. The continuance and amount of dividends paid on La-Z-Boy shares in the future will be at the discretion of the La-Z-Boy board.

FACTORS CONSIDERED BY, AND RECOMMENDATION OF, THE LADD BOARD

      At its September 28, 1999 meeting, the LADD board, with Mr. Schuermann abstaining, unanimously determined that the merger agreement and the terms of the merger are fair to and in the best interest of LADD and LADD's shareholders. Accordingly, the LADD board has adopted the merger agreement, with Mr. Schuermann abstaining, and the LADD board, including Mr. Schuermann, recommends that LADD's shareholders vote "FOR" approval of the merger agreement and the merger. When you consider this recommendation, you should be aware that members of LADD's board may have an interest in the merger that may be different from, or in addition to your interests as a shareholder. See "Interests of Certain Persons in the Merger" on page 58.

      In the course of reaching its decision to adopt the merger agreement, the LADD board consulted with LADD's management, as well as its outside legal counsel and its financial advisor, and considered the following material factors:

    . all of the reasons described above under "LADD's Reasons for the Merger," including operating efficiencies, long-term growth, diverse business portfolio, and financial strength/market capitalization;

    . the risks and benefits associated with, as an alternative to the merger, continuing to execute LADD's strategic plan as an independent entity;

    .   Mann Armistead's written opinion to the effect that as of September
       28, 1999, and subject to the various conditions set forth in its opinion, the merger consideration is fair from a financial point of view to LADD's shareholders (See "Opinion of LADD's Financial Advisor" beginning on page 61);

    . that LADD's shareholders will own approximately 15% of the outstanding stock of La-Z-Boy after the merger;

    . the merger's expected qualification as a reorganization under the Internal Revenue Code, in which LADD shareholders generally will not recognize any gain or loss except for any gain or loss recognized in connection with cash received for a fractional share of La-Z-Boy common stock;

    . LADD's ability, pursuant to the merger agreement, to conduct its business in the ordinary course pending closing and the reasonableness of the restrictions placed on LADD's conduct during that period;

    . the board's ability, pursuant to the merger agreement, to provide information to and engage in negotiations with any third party that makes a superior proposal (as described in "The Merger Agreement-- Termination of the Merger Agreement" on page 70);

    . that while the termination payment provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination with LADD, these provisions would not prevent bona fide alternative proposals, and that the size of the termination fee was reasonable in relation to the size and benefits of the transaction;

    . all aspects of Mann Armistead's analysis, both those portions supporting the adequacy of the proposed merger consideration and those portions suggesting that the proposed merger consideration was not adequate (See "Opinion of LADD's Financial Advisor" beginning on page 61);

    . the strategic fit of LADD and La-Z-Boy, including the combination of their respective businesses and brand names;

    . the expectation that the combined company will produce greater shareholder returns for LADD shareholders due to La-Z-Boy's market capitalization, the liquidity of its shares and its payment of cash dividends;

    . LADD management's and its board's knowledge of the furniture industry in which LADD competes and their belief that greater size and resources are important to the long-term future of LADD;

    . the opportunity for LADD's shareholders to receive a meaningful premium over the trading value of LADD common stock, while at the same time participating in a larger and more diversified company and benefiting from any future growth of the combined company;

    . the interest that executive officers and directors of LADD may have with respect to the merger in addition to their interest as shareholders of LADD generally (See "Interest of Certain Persons in the Merger" on page 58);

    . the fact that LADD's corporate headquarters will continue to be located in Greensboro, North Carolina;

    . the fact that for at least one year following the effective date of the merger, La-Z-Boy will continue to provide LADD's employees with employee benefits that, in the aggregate, are no less favorable than those provided to the employees of LADD at the time of the merger; and

    . that no members of LADD's board are expected to serve on the combined company's board and that LADD's executives' role will be limited to managing the operations of LADD as a division of La-Z-Boy.

      In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the LADD board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the board may have given different weight to different factors. The board relied on, among other things, the experience and expertise of Mann Armistead, its financial advisor, for quantitative analysis of the financial terms of the merger. The board recognized that certain aspects of the quantitative analysis prepared by Mann Armistead, primarily those calculations based on LADD's shareholders' equity, may have suggested that the proposed merger consideration was not adequate, but it also understood that these calculations were impacted by LADD's relatively large intangible assets balance. The board weighed these calculations, together with the other calculations based on LADD's net income, EBITDA and EBIT, and believed that all aspects of the quantitative analysis of the financial terms of the merger presented in Mann Armistead's report, taken as a whole, supported the board's decision to approve the merger. See "Opinion of LADD's Financial Advisor" beginning on page 61. The LADD board considered all these factors as a whole and, over all, considered the factors to be favorable to, and support, its determination. The general view of the LADD board, however, was that the factors listed as the second, the eighth, portions of the ninth, the fourteenth and the seventeenth bullets were uncertainties or risks relating to the transaction. The other reasons and factors described above were generally considered favorable.

CERTAIN FINANCIAL PROJECTIONS OF LADD

      This section contains financial projections prepared by LADD in September 1999 and provided by it to La-Z-Boy and/or Mann Armistead. The information set forth below is based on assumptions concerning LADD's business prospects for fiscal years 1999 and 2000. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond LADD's control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those set forth below. The projections do not reflect any of the effects of the merger or other changes that may in the future be deemed appropriate concerning LADD and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing.

      In addition, the projections set forth below were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. LADD does not as a matter of course publicly disclose internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information. The projections included in this proxy statement/prospectus are provided solely because such information was made available to La-Z-Boy during its due diligence review and to Mann Armistead, who relied on such information in connection with the preparation of its opinion. See

"Opinion of LADD's Financial Advisor" beginning on page 61.

      Neither LADD's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the projections, nor have they expressed any opinion or given any form of assurance on such information or its achievability.

      THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE RESULTS AND SHAREHOLDER VALUE OF LADD MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND LADD'S ABILITY TO CONTROL OR PREDICT. SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT LADD'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. WHILE LADD REGULARLY UPDATES ITS PROJECTIONS FOR INTERNAL PLANNING PURPOSES, IT DOES NOT INTEND TO PUBLISH ANY UPDATED OR REVISED PROJECTIONS EXCEPT AS REQUIRED BY LAW.

      The information set forth below should be read together with the information contained in LADD's Annual Report on Form 10-K for the year ended January 2, 1999, LADD's most recent Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 and the other information included or incorporated by reference in this proxy statement/prospectus.

Major Assumptions

                                1999 ASSUMPTIONS

      The LADD forecasted financial information for 1999 took into consideration the actual operating results for the eight months ended August 28, 1999. Assumptions utilized in preparing the forecasted information for the balance of 1999 were numerous, the most significant of which were:

    . Sales growth rate in the second half of 1999 of 1.1% over the first six months of 1999;

    . No significant increases in raw material prices or decreases in raw material availability;

    .  Adequate labor supply to meet manufacturing demands;

    .  Selling, general and administrative expenses in the range of 14% -
       14.5%;

    .  Capital spending of approximately $10.0 million for the year;

    . Interest rate for long-term debt of approximately 6.7% and average outstanding borrowings of approximately $104 million;

    .  An effective income tax rate for the year of 37%; and

    .  8,000,000 shares outstanding.

                                2000 ASSUMPTIONS

      Assumptions utilized in preparing the forecasted financial information for 2000 were more general than those used in preparing the 1999 forecast. The most significant of the 2000 assumptions were:

    .  Sales growth rate of approximately 4%;

    . Increase in gross margins as a percent of net sales of 0.6% in 2000 over 1999; and

    .  8,000,000 shares outstanding.

Summary of Projected Financial Information

                     (in thousands, except per share data)

                                                              Fiscal Year    ---
                                                             1999     2000
                                                           -------- --------
   Net sales.............................................. $623,794 $650,000
   EBITDA.................................................   49,401   55,500
   Net income.............................................   17,343   20,853
   Earnings per share.....................................     2.17     2.61

Financial Projections of La-Z-Boy

      This section contains financial projections La-Z-Boy provided to LADD before LADD's board of directors approved the merger. The projections in this section were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. La-Z-Boy does not as a matter of course publicly disclose internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information. The projections are included in this proxy statement/prospectus solely because they were given to LADD during the course of its merger discussions with La-Z-Boy.

      Neither La-Z-Boy's independent accountants nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained in these projections, nor have they expressed any opinion or given any form of assurance on this information.

      The projections contained in this section are not guarantees of future performance, and none of them was represented by La-Z-Boy or understood by LADD to be a guarantee at the time it was furnished. The projections involve risks, uncertainties and assumptions. La-Z-Boy's future financial results and shareholder value may differ materially from those expressed in these projections, and many of the factors that will determine those results and values are beyond La-Z-Boy's ability to control or predict. There can be no assurance that any of the projections will be realized, and we caution you not to place undue reliance on them. While La-Z-Boy regularly updates its projections for internal planning purposes, it does not intend to publish any updated or revised projections except as required by law.

      Mann Armistead did not use any of the projections contained in this section in its material valuation and comparative analyses in connection with rendering its opinion as to fairness. Instead, as described on pages 62-64, it relied solely on the actual market price of La-Z-Boy's stock.

      You should read the information set forth below together with the other information about La-Z-Boy contained in this proxy statement/prospectus, including in particular its actual financial results for the six months ended October 23, 1999 and the corresponding management's discussion and analysis of financial condition and results of operations.

      During the course of its discussions with LADD, La-Z-Boy provided LADD's management with several sets of fiscal 2000 projections. The most recent projections La-Z-Boy provided before LADD's board approved the merger were:

    . A May 17, 1999 update of formal fiscal 2000 financial projections prepared by La-Z-Boy's accounting staff in March 1999 in the ordinary course of La-Z-Boy's internal planning process; and

    . An informal projection prepared by La-Z-Boy's senior management as of July 26, 1999 of the highest fiscal 2000 earnings per share they believed the company could achieve under a best case scenario.

May 17 Update of Formal Fiscal 2000 Financial Projections

      The following table summarizes the key projected financial information contained in the May 17,1999 update of the March 1999 formal fiscal 2000 projections prepared by La-Z-Boy:

                   (in millions, except per share data)

                                                                      Projected
                                                                     Fiscal Year
                                                                        2000
                                                                     -----------
Net sales...........................................................  $1,579.3
Operating profit....................................................     150.5
Earnings per share..................................................      1.65

      La-Z-Boy used numerous assumptions in preparing these projections. Some of the most significant assumptions were:

    . An 8% increase in La-Z-Boy sales over fiscal 1999, of which 2% was attributable to the fact that fiscal 2000 contains 53 weeks and the balance of 6% represented an assumed increase based on a comparable 52-week year;

    . Improved gross margins, due primarily to La-Z-Boy's plants continuing to make improvements in efficiency;

    . Reductions in selling, general and administrative costs, due primarily to expected lower bad debt and information technology expenses;

    .  Allowance for the then-planned Bauhaus and Alexvale acquisitions; and

    .  52,600,000 shares outstanding.

      By the time LADD's board of directors approved the merger in September 1999, the projections described above had been rendered obsolete in part due to developments that occurred after the projections were prepared. The most significant of those developments were:

    . The availability of actual financial results for the first quarter of fiscal 2000;

    .  Completion of the Bauhaus acquisition on June 1, 1999; and

    .  A delay in completing the Alexvale acquisition.


Informal Best Case Scenario

      La-Z-Boy's senior management made a presentation to La-Z-Boy's board of directors at a meeting on July 26, 1999 at which the board was considering the advisability of proceeding with the proposed acquisition of LADD. The presentation included an analysis of the merger's likely effect on La-Z-Boy's earnings per share, and for purposes of that analysis senior management projected fiscal 2000 earnings per share at $1.69 without giving effect to the merger. That projection, which was not accompanied by any supporting calculations or statement of assumptions, represented senior management's view at that time of the highest fiscal 2000 earnings per share they believed La-Z-Boy could achieve under a best case scenario. La-Z-Boy's senior management believed that, for purposes of La-Z-Boy's board's analysis, the most conservative approach for considering the accretive or dilutive effect of the proposed merger from La-Z-Boy's perspective was to use the highly optimistic assumption as to the earnings that might be achieved without the merger.

      This projection was based on:

    .  Actual fiscal 2000 results achieved to date;

    . Assuming that La-Z-Boy would meet its formal March 1999 forecast for the balance of the 2000 fiscal year; and

    . Assuming that the earnings of Bauhaus and Alexvale would be consistent with their earnings in the comparable historical period.

      During its discussions with LADD, La-Z-Boy gave LADD's management a copy of the presentation that had been made to La-Z-Boy's board, and LADD's management provided it to Mann Armistead. Mann Armistead included the earnings per share projection contained in the La-Z-Boy board presentation as supplemental information in the presentation it made to LADD's board. However, both Mann Armistead and LADD's board understood the context in which that projection had been made, and as noted above, Mann Armistead did not use this projection in its material valuation and comparative analyses in connection with rendering its opinion as to fairness.

ACCOUNTING TREATMENT

      The merger will be accounted for by La-Z-Boy as a purchase of a business. Under this method of accounting, LADD's assets and liabilities will be recorded at their fair value, and any excess of La-Z-Boy's purchase price over the fair value of LADD's net assets will be recorded as goodwill. LADD's revenues and expenses will be included in La-Z-Boy's consolidated financial statements from the date the merger is completed.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      Set forth below are the opinions of Miller, Canfield, Paddock and Stone, P.L.C., counsel to La-Z-Boy, and of Kilpatrick Stockton LLP, counsel to LADD, concerning the material United States federal income tax consequences of the merger. The short-form opinions of counsel are included as exhibits to La-Z-Boy's registration statement of which this proxy statement/prospectus forms a part and confirm the opinion stated in this proxy statement/prospectus. These opinions are not a comprehensive description of all of the tax consequences that may be relevant to any given shareholder. Counsels' opinions are based upon the Internal Revenue Code, the regulations of the United States Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the continuing validity of counsels' opinions.

      Counsels' opinions are also based upon:

    . representations made by La-Z-Boy and LADD contained in the tax representation letters attached to the short-form opinions included as exhibits to La-Z-Boy's registration statement; and

    . the assumptions that the merger will be effected pursuant to applicable state law and otherwise completed according to the terms of the merger agreement and as described in this proxy statement/prospectus.

      Counsels' opinions assume that LADD shareholders hold their shares of LADD common stock as capital assets and do not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some United States federal income tax laws. Shareholders receiving this special treatment include:

    .  banks;

    .  tax-exempt organizations;

    .  insurance companies;

    .  dealers in securities or foreign currencies;

    . LADD shareholders who received their LADD common stock through the exercise of employee stock options or otherwise as compensation;

    .  LADD shareholders who are not U.S. persons; and

    . LADD shareholders who hold shares of LADD common stock as part of a hedge, straddle or conversion transaction.

      These opinions do not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Based on the assumptions and representations described above, it is the opinion of Miller, Canfield, Paddock and Stone, P.L.C. and Kilpatrick Stockton LLP that the material United States federal income tax consequences of the merger are as follows:

    .  the merger will qualify as a reorganization within the meaning of
       Section 368(a) of the Internal Revenue Code;

    . each of La-Z-Boy, LADD and LZB Acquisition Corp., the subsidiary of La-Z-Boy that will merge with and into LADD, will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

    . no gain or loss will be recognized by La-Z-Boy, LADD or LZB Acquisition Corp. as a result of the merger;

    . no gain or loss will be recognized by a shareholder of LADD who exchanges shares of LADD common stock solely for shares of La-Z-Boy common stock, except with respect to cash received instead of a fractional share of common stock;

    . the aggregate tax basis of the shares of common stock received by a LADD shareholder who exchanges all of the shareholders' shares of LADD common stock for shares of La-Z-Boy common stock in the merger will be the same as the aggregate tax basis of the shares of LADD common stock surrendered in exchange (reduced by any amount allocable to a fractional share of common stock for which cash is received);

    . the holding period of the shares of La-Z-Boy common stock received by a LADD shareholder will include the holding period of shares of LADD common stock surrendered in exchange;

    . a LADD shareholder who receives cash instead of a fractional share of La-Z-Boy's common stock will, in general, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the shareholder's tax basis in shares of LADD common stock allocable to the fractional share; and

    . the gain or loss recognized on receipt of cash for a fractional share will be long-term capital gain or loss for United States federal income tax purposes if the shareholder's holding period in the shares of LADD common stock exchanged for the fractional share is more than one year, and the gain or loss recognized by a dissenting LADD shareholder will be long-term capital gain or loss if the dissenter's holding period in his or her shares of LADD common stock is more than one year.

      It is a non-waivable condition to the merger that each of La-Z-Boy and LADD receive another tax opinion of counsel, prior to completing the merger, identical in all material respects to their opinions set forth above. If the merger is completed, La-Z-Boy will file these new opinions as exhibits to the registration statement of which this proxy statement/prospectus is a part, by means of a post-effective amendment to the registration statement. Opinions of counsel are not binding upon the Internal Revenue Service or the courts. Neither La-Z-Boy nor LADD has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger.

      TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO EACH LADD SHAREHOLDER WILL DEPEND ON THE FACTS OF THAT SHAREHOLDER'S SITUATION. LADD SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER.

REGULATORY MATTERS

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger cannot take place until:

            . both of us have given to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice:

               .  notification that La-Z-Boy and LADD desire to merge; and

               . certain information relating to the competitive nature of the businesses and industries in which La-Z-Boy and LADD operate; and

            .  the waiting period expires or is terminated.

      We have filed all the notification and report forms required under the Hart-Scott-Rodino Act, and we received early termination of the waiting period on November 16, 1999. However, even though the waiting period has been terminated, the Federal Trade Commission and the Antitrust Division retain the authority to challenge the merger on antitrust grounds and may seek to enjoin the completion of the merger, rescind the merger or approve the merger conditioned on the divestiture of substantial assets of La-Z-Boy, LADD or both.

      It also is possible that other state, local or foreign governmental entities or third parties may seek to challenge the merger. In addition, it is possible that governmental entities having jurisdiction over La-Z-Boy and LADD may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, both of us have agreed to use our reasonable best efforts to take all actions to obtain all necessary regulatory and governmental approvals necessary to complete the merger and to address concerns of regulators and governmental officials. Addressing these concerns could require that we sell portions of our businesses. While we do not expect the closing of the merger to be prevented or materially delayed by any challenge by regulatory authorities within or outside the United States, we can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to completion of the merger or within the time frame contemplated by La-Z-Boy or LADD. See "Material Terms of the Merger Agreement--Conditions to the Completion of the Merger" on page 69.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MARKET PRICES AND DIVIDENDS

      La-Z-Boy common stock is listed on the New York and Pacific stock exchanges under the symbol LZB. LADD common stock is traded on the Nasdaq Stock Market under the symbol LADF.

      The table below sets forth, for the periods indicated, the high and low sale prices of the shares of La-Z-Boy common stock as reported on the NYSE Composite Transaction Reporting System and of LADD common stock on the Nasdaq Stock Market and the cash dividends declared on La-Z-Boy common stock. No cash dividends were declared on LADD common stock during these periods.

      La-Z-Boy's common stock prices and the cash dividend amounts in the following table have been adjusted to reflect La-Z-Boy's three-for-one stock split effective September 1998.


      LA-Z-BOY COMMON STOCK                      LADD COMMON STOCK
 --------------------------------------------------------------------------------
 QUARTER
  ENDED     HIGH   LOW   DIVIDEND      QUARTER ENDED        HIGH   LOW   DIVIDEND
 --------  ------ ------ -------- ------------------------ ------ ------ --------
 April
  26,
  1997     $12.29 $10.25  $0.07   March 29, 1997           $16.13 $14.38   --
 July 26,
  1997      12.64  10.59   0.07   June 28, 1997             15.25  12.25   --
 October
  25,
  1997      12.98  11.42   0.07   September 27, 1997        19.38  13.63   --
 January
  24,
  1998      14.94  12.40   0.07   January 3, 1998           18.25  14.50   --
 April
  25,
  1998      17.83  14.31   0.07   April 4, 1998             25.00  14.63   --
 July 25,
  1998      19.46  16.33   0.07   July 4, 1998              30.50  21.00   --
 October
  24,
  1998      22.50  15.63   0.08   October 3, 1998           31.50  13.63   --
 January
  23,
  1999      20.44  15.25   0.08   January 2, 1999           20.25  13.38   --
 April
  24,
  1999      22.25  17.00   0.08   April 3, 1999             23.25  15.81   --
 July 25,
  1999      24.56  19.50   0.08   July 3, 1999              22.88  16.88   --
 October
  23,
  1999      24.44  17.94   0.08   October 2, 1999           23.50  17.50   --
 Current
  quarter
  through
  December
  22,                             Current quarter through
  1999      20.38  16.06   0.08    December 22, 1999        23.58  18.69   --

      On September 27, 1999, the last full trading day prior to the signing of the merger agreement, the closing price of La-Z-Boy common stock reported on the NYSE Composite Transaction Reporting System and the closing price of LADD common stock on the Nasdaq Stock Market were $20.94 per share and $20.25 per share, respectively. On December 22, 1999, the last trading day prior to the printing of this proxy statement/prospectus for which it was practicable to include prices, the closing price of La-Z-Boy common stock reported on the NYSE Composite Transaction Reporting System and the closing price of LADD common stock on the Nasdaq Stock Market were $16.13 per share and $18.69 per share, respectively. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

      Following the merger, La-Z-Boy's common stock will continue to be traded on the New York and Pacific stock exchanges under the symbol LZB.

DIVIDEND POLICY

      The merger agreement permits La-Z-Boy to pay regular quarterly cash dividends to its shareholders prior to completing the merger, and La-Z-Boy expects to continue to pay dividends on its common stock after the merger. However, the payment of dividends will be at the discretion of the La-Z-Boy board of directors and will be determined after consideration of various factors, including the earnings and financial condition of the post-merger La-Z-Boy and its subsidiaries. The merger agreement prohibits any dividend declarations or payments by LADD pending the merger.

                             INFORMATION ABOUT LADD

      LADD is one of the largest publicly-traded residential furniture manufacturers in the United States. It is also one of the world's premier suppliers of residential furniture for the hospitality, assisted-living and government markets. In the United States, LADD markets its wide range of bedroom, living room, occasional and upholstered furniture under the major brand names American Drew, Barclay, Clayton Marcus, HickoryMark, Lea, Pennsylvania House and Pilliod. These brands are also exported through LADD International to more than 50 foreign countries. LADD's products cover most major price points in both residential casegoods and upholstery. It currently sells to approximately 6,100 customers, including retail furniture chains, national general retailers, department stores and independent furniture retailers.

      LADD's contract sales group markets its furniture under the American of Martinsville brand name to major hotel chains and other institutional customers. LADD also owns and operates LADD Transportation, a full service trucking company. LADD is headquartered in Greensboro, North Carolina and employs approximately 6,700 people. It operates 22 manufacturing facilities in eight states.

      LADD's stock trades on the Nasdaq Stock Market under the symbol LADF.

      Other information about LADD is incorporated by reference into this proxy statement/prospectus as described under "Where You Can Find More Information" on page 82. Internet users can obtain more information about LADD at http://www.laddfurniture.com.

                           INFORMATION ABOUT LA-Z-BOY

      The successor to a business founded more than 70 years ago in Monroe, Michigan, La-Z-Boy is the nation's leading manufacturer of upholstered seating, and the third largest manufacturer of residential furniture. With approximately 14,000 employees in 35 manufacturing facilities in the United States, Canada, England, Mexico and Thailand, La-Z-Boy manufactures and sells a wide variety of upholstered and casegoods furniture under the brand names La-Z-Boy, Hammary, Kincaid, England/Corsair, Sam Moore, Bauhaus and Centurion.

      La-Z-Boy reports its divisions' operations under two segments:

    . Residential upholstery. Operating divisions in this segment primarily manufacture and sell upholstered furniture to dealers. Upholstered furniture includes recliners, sofas, occasional chairs and reclining sofas that are mostly or fully covered with fabric, leather or vinyl. La-Z-Boy's major operating divisions in the residential upholstery segment are La-Z-Boy Residential, England/Corsair, Sam Moore, Bauhaus and Centurion.

    . Residential casegoods. Operating divisions in this segment primarily manufacture and sell hardwood or hardwood veneer furniture to dealers. Casegoods furniture includes dining room tables and chairs, bed frames and bed boards, dressers, coffee tables and end tables. La-Z-Boy's operating divisions in the residential casegoods segment are Kincaid and Hammary.

      La-Z-Boy's common stock trades on the New York Stock Exchange and the Pacific Exchange under the symbol LZB. Internet users can obtain more information about La-Z-Boy at http://www.la-z-boy.com.

      La-Z-Boy was incorporated as a Michigan corporation on May 1, 1941. The address of its principal executive office is 1284 N. Telegraph Road, Monroe, Michigan 48162, and its telephone number is (734) 241-4414.

LA-Z-BOY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the information in this section in conjunction with the financial statements and related information that begins on page F-1.

Recent and Pending Acquisitions

      Bauhaus's operations are included in La-Z-Boy's results for the entire quarter ended October 23, 1999 and for approximately five of the six months ended on that date but not in the comparable periods of the prior year.

      After the consummation of the merger, La-Z-Boy will have three reportable segments: residential upholstery, residential casegoods and contract sales. Except where expressly stated otherwise, the discussion that follows does not include any anticipated results of the merger with LADD or the pending acquisition of Alexvale.

Analysis of Operations

 Year Ended April 24, 1999 (1999 compared with 1998)

      1999 sales of $1.3 billion were 16% greater than in 1998. About 80% of the increase was due to internal growth of existing divisions, and the remainder was due to acquisitions. La-Z-Boy believes that its 1999 internal growth rate of about 13% exceeded the U.S. industry average for comparable time periods. Selling price increases per unit were small, but a product mix that favored higher priced products did yield a favorable impact of approximately 3-4%. La-Z-Boy did not introduce any major new product lines in 1999 but did introduce new styles and new collections of styles across all divisions throughout the year. Of particular note was the joint introduction of the Thomas Kinkade Home Furnishings Collection by the La-Z-Boy Residential and Kincaid divisions. In addition, La-Z-Boy added new fabrics to replace slower moving fabrics throughout the year. La-Z-Boy did not add any major new dealers in 1999 and did not drop any significant dealers.

      Gross profit margin (gross profit dollars as a percent of sales dollars) increased to 26.5% in 1999 from 25.5% in 1998. An approximate 11% increase in unit volume had a favorable impact on the gross margin percentage by enabling absorption of fixed manufacturing costs more efficiently than in the prior year. The absence of hardwood and plywood supply chain disruptions and casegoods manufacturing plant consolidations also favorably affected the gross profit margin percentage. Currency exchange impacts associated with inventory movements between supply center plants and Residential division plants in the U.S. to a Residential division plant in Canada had a negative impact on the gross profit margin percentage. As in 1998, labor wage rates rose moderately, and purchased material prices were generally flat as decreased prices for cardboard, batting and polyurethane foam were offset by increased prices for other materials.

      Selling, general and administrative expense decreased to 18.2% of sales in 1999 from 18.5% in 1998. Bonus related expense was significantly higher in 1999 as compared to 1998 in addition to increased information technology expenses. The increase in information technology expenses was mainly due to year 2000 related issues. However, these increases were more than offset by selling and advertising expenses being lower as a percent of sales.

      Fiscal 1999 included 52 weeks, while fiscal 2000 will contain 53. This increase in the length of the fiscal year will affect sales and other financial comparisons from year to year.

 Year Ended April 25, 1998 (1998 compared with 1997)

      1998 sales of $1.1 billion were 10% greater than in 1997. Internal growth of existing divisions accounted for about 85% of the increase, and the remainder was due to acquisitions. Internal division growth rates ranged from a low of 6% to a high of 19%. La-Z-Boy experienced strong sales in almost all product lines within each division. La-Z-Boy believes that its 1998 internal growth rate of about 8.5% slightly exceeded the U.S. industry average for comparable time periods. Selling price increases per unit were small, and there were no significant shifts to higher or lower priced products. La-Z-Boy did not introduce any major new product lines in 1998, but it did add new styles and new collections of styles across all divisions throughout the year. In addition, it added new fabrics to replace slower moving fabrics throughout the year. La-Z-Boy did not add any major new dealers in 1998 and did not drop any significant dealers. No one dealer accounted for 3% or more of sales in 1998.

      Gross profit margin declined to 25.5% in 1998 from 26.0% in 1997. Hardwood and plywood parts production and delivery problems and related assembly site production disruptions adversely affected gross margins, as did the elimination of three manufacturing assembly sites. La-Z-Boy also encountered cost problems at multiple sites trying to gear up quickly to meet unexpectedly high product demand primarily in the second half of the year. These items mostly affected plant overhead costs and unfavorable plant labor variances. 1998 labor wage rates rose a moderate 2%. Purchased materials prices were about flat compared to 1997 prices. Increased sales volumes, increased selling prices and lower frame parts costs favorably impacted gross margins.

      Selling, general and administrative expense decreased to 18.5% of sales in 1998 from 18.6% in 1997. A decline in bonus expense and small increases in some selling expenses more than offset increased (greater than the rate of sales) professional related expenses, bad debts and information technology expenses, which include year 2000 costs.

      Income tax expense as a percent of pretax income declined to 37.0% in 1998 from 38.7% in 1997, reflecting a favorable shift of earnings to entities with lower effective tax rates and the settlement of an IRS audit.

 Quarter Ended October 23, 1999 Compared to Quarter Ended October 24, 1998

      Sales in the second quarter of fiscal year 2000 were up 16% over the prior year's second quarter. Roughly half of the increase was caused by the acquisition of Bauhaus, and most of the remaining increase was also in the upholstery segment. Casegoods sales increased 3% compared to last year. Sales growth in casegoods was less than in the upholstery segment, primarily due to product availability problems and some order weakness. Other sales increased 17%, primarily due to stronger sales at La-Z-Boy retail outlets.

      Excluding effects of the Bauhaus acquisition, the current quarter's results to date and incoming sales orders indicate that third quarter sales should increase over the prior year, but at a slower rate than in the second quarter. This continues a trend from the first quarter, and the trend is expected to continue into the fourth quarter as well. This trend of declining sales increases is in part due to very strong prior year sales performance and in part because of slowing growth of U.S. furniture sales generally.

      Gross profit margin decreased to 26.1% of sales from 26.8% of sales in last year's second quarter on a 16% increase in sales and a 14% increase in unit volume. Higher labor and overhead costs were incurred during the quarter as a result of improving plant floor layouts to accommodate additional product lines and to implement lean manufacturing processes. While causing short-term disruptions and increased plant labor and overhead costs, these changes are expected to generate long-term production capacity without the need for additional facilities. In addition, significant employee training costs were incurred for new hires, especially in sewing and upholstery. It has become increasingly difficult to acquire and retain labor in a low unemployment environment. These labor and overhead cost trends are expected to continue into the third quarter, but at a lesser degree than experienced in the second quarter.

      Gross profit margin was also somewhat impacted by increased costs for plywood and cardboard packaging during the second quarter, which were only partially offset by decreased costs for leather. Costs for plywood in the third quarter are expected to decrease, but costs for cardboard packaging are expected to continue to increase. Foam (polyurethane) costs could rise during calendar year 2000 if oil prices continue to rise. Fabric prices also could be impacted by higher oil prices, although no increases are presently being experienced. La-Z-Boy typically renegotiates its foam contracts in December on a calendar year basis. Fabric prices are typically negotiated throughout the year. Foam and fabric comprise about 5% and 20%, respectively of total costs in the upholstery segment.

      Second quarter selling, general and administrative expenses decreased to 16.2% of sales from 17.8% last year. Information technology, bad debt and selling expenses as a percent of sales were below the prior year. This favorable trend is expected to continue throughout fiscal year 2000.

      Operating profit as a percent of sales improved from 5.2% to 8.4% in the casegoods segment and from 10.6% to 11.0% in the upholstery segment. This continues a trend from the first quarter where casegoods profitability has increased at a rate faster than upholstery, although casegoods' absolute level of profitability is still less than upholstery. The primary reasons for the improvement in second quarter profitability in the casegoods segment were a lower level of selling price incentives and reductions in selling, general and administrative expenses.

      Interest expense as a percent of sales increased from 0.3% last year to 0.5% due to financing obtained in the first quarter for the acquisition of Bauhaus.

      Income tax expense as a percent of pretax income declined to 38.7% from 39.4% last year. Canadian operating results for the second quarter were favorable compared to last year's second quarter. Since La-Z-Boy's Canadian operation has net operating loss carryforwards to offset income, this resulted in a decrease to the second quarter effective tax rate.

 Six Months Ended October 23, 1999 Compared to Six Months Ended October 24,
1998

      Sales in the six months ended October 23, 1999 were up 18% over the prior year. Roughly 6% of the 18% sales increase was caused by the acquisition of Bauhaus, which occurred in June, 1999. Most of the remaining increase was in the upholstery segment. Casegoods sales increased 6% compared to last year.

      Gross profit margin increased to 25.6% of sales from 25.4% of sales in the first six months of the last fiscal year on an 18% increase in sales and a 17% increase in unit volume. The favorable fixed cost absorption was offset in part by higher labor and overhead costs as a result of improving plant floor layouts to accommodate additional product lines and implement lean manufacturing processes. The gross profit margin was also somewhat impacted by increased costs for plywood, which were only partially offset by decreased costs for leather.

      For the six months ended October 23, 1999, selling, general and administrative expenses decreased to 17.1% of sales from 18.4% last year. Information technology, bad debt and selling expenses as a percent of sales were below the prior year.

      Operating profit as a percent of sales improved from 5.4% to 9.3% in the casegoods segment and 8.4% to 9.3% in the upholstery segment.

      Interest expense as a percent of sales increased from 0.4% last year to 0.5% due to financing obtained in the first quarter for the acquisition of Bauhaus.

      Income tax expense as a percent of pretax income declined to 38.6% from 39.5% last year caused by the favorable Canadian operating results previously discussed.

Liquidity and Capital Resources

      Cash flows from operations amounted to $82 million in fiscal 1999. Capital expenditures, dividends and stock repurchases totaled approximately $72.2 million. Cash flows from operations amounted to $20.5 million in the first six months of fiscal year 2000 compared to $30.2 million in the prior year. Capital expenditures, dividends and stock repurchases totaled approximately $41 million during the six-month period, while cash and cash equivalents decreased by $20.8 million.

      Total FIFO inventory at April 24, 1999 was 4% higher than at the end of fiscal 1998, with raw materials increasing 8%, work-in-process decreasing 8% and finished goods increasing 16%. The absence of last year's hardwood and plywood supply chain disruptions permitted a significant reduction in work-in-process inventory. Finished goods inventory levels were higher primarily due to increased daily production volumes resulting in more finished product being staged for shipment. Total FIFO inventory at October 23, 1999 was 20% higher than at the end of fiscal 1999 and 17% higher than at the end of last year's second quarter. Of this increase, 6% was due to the acquisition of Bauhaus, 6% was an increase in finished goods to support additional sales volumes and the remainder was primarily a raw material and work-in process increase for the start up of a new upholstery plant.

      La-Z-Boy's financial strength is reflected in two commonly used ratios, the current ratio (current assets divided by current liabilities) and the debt-to-capital ratio (total debt divided by shareholders' equity plus total debt). Total debt is defined as current portion of long-term debt plus current portion of capital leases plus long-term debt plus capital leases. La-Z-Boy's current ratio was 3.2 to 1 at October 23, 1999 and at the end of fiscal 1999 and 3.1 to 1 at the end of last year's second quarter. At October 23, 1999, the debt to capital ratio was 22%, compared to 14% at the end of fiscal 1999 and 15% at the end of last year's second quarter.

      As of October 23, 1999, La-Z-Boy had $113 million of unused lines of credit available under several credit arrangements. Its primary credit arrangement is a $75 million unsecured revolving credit line currently scheduled to expire in August 2002. The credit agreement includes covenants requiring maintenance of certain financial statement ratios. La-Z-Boy is in compliance with all of the agreement's requirements. To finance the acquisition of Bauhaus on June 1, 1999, La-Z-Boy borrowed $57 million, which is expected to be replaced on December 29, 1999 by a borrowing under its $75 million revolving credit line.

      The Alexvale acquisition will require approximately $2.2 million for the cash portion of the purchase price, which La-Z-Boy intends to finance by borrowing under one of its credit lines or from cash flow from operations. Alexvale has approximately $4 million of outstanding debt.

      LADD has a $175 million asset-based credit facility maturing on July 12, 2001. As of October 2, 1999, LADD's outstanding borrowings under this credit facility were $97.5 million, and its remaining availability under its borrowing base formula was $41.2 million. La-Z-Boy intends to terminate the $175 million LADD credit facility in connection with the closing of the merger and pay off all borrowings under this facility by borrowing under a new unsecured $150 million bridge loan that would mature June 29, 2001. La-Z-Boy has obtained a commitment letter for the new bridge loan and is in the process of negotiating definitive documents. At October 2, 1999 LADD's total debt was approximately $102 million. In addition, LADD finances a significant amount of machinery and equipment through operating lease lines.

      La-Z-Boy's capital expenditures were $25.3 million in fiscal 1999 and $22 million during the six months ended October 23, 1999. Without regard to the pending LADD and Alexvale acquisitions, La-Z-Boy would expect to make capital expenditures of approximately $8 to $12 million during the remainder of fiscal year 2000 and approximately $25 to $35 million in fiscal year 2001. Taking the capital expenditure needs of LADD and Alexvale into account, La-Z-Boy expects to spend approximately $14 to $18 million during the remainder of fiscal year 2000 and approximately $45 to $55 million in fiscal year 2001. La-Z-Boy does not currently have any material commitments for capital expenditures.

      La-Z-Boy's board of directors has authorized a stock repurchase program, under which it acquired 1,643,000 shares in 1999, 1,253,000 shares in 1998 and 1,941,000 shares in 1997. Due to repurchases during fiscal 1999, La-Z-Boy was able to increase diluted earnings per share by $0.02 for the fiscal year. As of December 22, 1999, 517,720 of the shares authorized for repurchase were still available for purchase. La-Z-Boy stopped repurchasing shares before LADD sent this proxy statement/prospectus to you, but after the merger becomes effective, it expects to be in the market for its shares from time to time as changes in its stock price and other factors present appropriate opportunities. October through January are typically part of La-Z-Boy's cyclical lower cash on hand part of the year. La-Z-Boy is prepared to borrow funds in order to repurchase shares during this period if necessary. Such borrowings would be expected to be from La-Z-Boy's credit lines and would be expected to be repaid from cash flow from operations after the cyclical low period is over.

      La-Z-Boy expects to meet its cash needs for pending acquisitions, capital expenditures, stock repurchases and dividends during the remainder of the fiscal year 2000 and fiscal year 2001 from cash generated by operations and borrowings under available lines of credit.

      La-Z-Boy does not expect continuing compliance with existing federal, state and local provisions dealing with protection of the environment to have a material effect on capital expenditures, earnings, competitive position or liquidity. La-Z-Boy will continue its program of conducting voluntary compliance audits at its facilities. It has also taken steps to assure compliance with provisions of Titles III and V of the 1990 Clean Air Act Amendments. You can find more information about the effect of environmental matters on La-Z-Boy's financial condition and results of operations in note 12 of the notes to consolidated financial statements on page F-18.

Effect of Merger Accounting Treatment on Future Earnings

      La-Z-Boy will account for the LADD merger as a purchase, which requires allocating the purchase price among the assets acquired and liabilities assumed from LADD. The final allocations have not been completed. Since various types of assets have different useful lives for purposes of calculating depreciation and amortization expense, La-Z-Boy's future earnings will be affected to some extent by the final allocation. For more information about this subject, including an example of how a change in the allocation would affect pro forma earnings, see note (f) under "Unaudited Pro Forma Consolidated Condensed Financial Information" beginning on page 52.

Year 2000

      The year 2000 issue arises from the use of two-digit date fields in computer programs, which may cause problems as the year changes from 1999 to 2000. These problems could cause disruptions of operations or processing of transactions.

      To address the year 2000 challenge, La-Z-Boy established a year 2000 program office guided by a steering committee consisting of senior executive management. This office serves as the central coordination point for all year 2000 compliance efforts. The scope of La-Z-Boy's year 2000 project includes information technology systems and non-information technology systems as well as third party readiness. La-Z-Boy is on schedule with regard to its internal plan and believes it is taking the steps necessary to minimize the impact of the year 2000 challenge.

      La-Z-Boy's process for addressing the year 2000 consisted of a five-step approach. The inventory phase was a comprehensive survey and collection of information technology and non-information technology systems potentially affected by the year 2000 issue. The assessment phase was a detailed analysis and review of each identified system to determine whether or not the year 2000 issue may impact the system. The remediation phase included repair, replacement or retirement of systems to eliminate year 2000 issues identified in the assessment phase. The testing phase validated that each system functioned properly using future date scenarios. The implementation phase consisted of migrating remediated systems into production usage.

      To date, La-Z-Boy has not experienced any significant material mishaps attributed to the year 2000 issue. Failure dates were identified for information technology and non-information technology systems and these have been used as year 2000 project deadlines. As projects have progressed, plans have been adjusted accordingly taking into consideration failure dates.

      The challenges La-Z-Boy faces with regard to its information technology systems include upgrading of operating systems, hardware and software and modifying order entry and invoicing programs. La-Z-Boy has taken all reasonable steps necessary to ensure critical information technology systems are compliant and compatible. La-Z-Boy has completed the inventory, assessment, remediation, testing and implementation phases for information technology systems that handle approximately 97% of consolidated sales. For the remaining information technology systems, it has completed the inventory, assessment and remediation phases and substantially completed the testing and implementation phases. However, additional testing is needed to confirm the year 2000 readiness of these systems, and it may not be possible to complete this testing by calendar year end. Contingency plans have been created for these systems. These plans include manual processes and calculations, alternative back-up systems and alternative payroll calculations. La-Z-Boy intends to continue testing for specific date impacts through the end of calendar year 1999.

      The primary challenges La-Z-Boy faced with regard to its non-information technology systems related to plant floor machinery and facility related items. For these systems, the inventory, assessment, remediation, testing and implementation phases have been completed. La-Z-Boy believes these systems to be compliant and compatible.

      The table that follows provides more information about these systems.

    LA-Z-BOY INCORPORATED YEAR 2000 IT AND NON-IT CRITICAL SYSTEMS AND PHASE
                               COMPLETION DETAIL

        DIVISION                                 PHASE
  IT AND NON-IT SYSTEM    INVENTORY ASSESMENT REMEDIATION  TESTING    IMPLEMENTATION
  --------------------    --------- --------- ----------- ----------  --------------

LA-Z-BOY--RESIDENTIAL,
 BUSINESS FURNITURE
 GROUP

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing..      C         C          C          C             C
Payroll/Human
 Resources..............      C         C          C          C             C
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
Local Area Network......      C         C          C          C             C
Mainframe System........      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C
Manufacturing Execution
 System.................      C         C          C          C             C

HAMMARY

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing..      C         C          C          C             C
Payroll/Human
 Resources..............      C         C          C          C             C
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
Local Area Network......      C         C          C          C             C
Mainframe System........      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C

KINCAID

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing..      C         C          C          C             C
Payroll/Human
 Resources..............      C         C          C          C             C
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
AS/400 System...........      C         C          C          C             C
Local Area Network......      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C

ENGLAND/CORSAIR

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing..      C         C          C          C             C
Payroll/Human
 Resources..............      C         C          C          C             C
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
Mainframe System........      C         C          C          C             C
Local Area Network......      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C

SAM MOORE

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing--
 Upholstery.............      C         C          C          C             C
Inventory Management--
 Frame..................      C         C          C      12-31-1999*   12-31-1999*
Payroll/Human
 Resources--Upholstery..      C         C          C          C             C
Time and
 Attendance/Payroll--
 Frame..................      C         C          C      12-31-1999*   12-31-1999*
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
Mid-Range Computer
 System.................      C         C          C          C             C
Local Area Network......      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C

BAUHAUS U.S.A., INC.

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing..      C         C          C          C             C
Payroll/Human
 Resources..............      C         C          C          C             C
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
AS/400 System...........      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C

CENTURION

Order
 Processing/Invoicing...      C         C          C          C             C
Inventory
 Management/Purchasing..      C         C          C          C             C
Payroll/Human
 Resources..............      C         C          C          C             C
Financials (AR, Cash,
 AP, GL, FA)............      C         C          C          C             C
Local Area Network......      C         C          C          C             C
Plant Floor Equipment...      C         C          C          C             C

--------

 C-- Phase has been completed.

* -- Original target completion date 12-10-1999.

      With respect to third party readiness, La-Z-Boy is continuing to work with customers, suppliers and service providers to prevent disruption of business activities. La-Z-Boy is using multiple approaches to determine compliance, such as written communication, oral communication and website disclosure reviews, based on the priority assigned to the third party. For critical third parties, oral communications have been the primary means to obtain compliance information. Based on communications with these third parties, La-Z-Boy believes that all critical third parties will be sufficiently prepared for the year 2000 or La-Z-Boy has made or is in the process of making alternative plans.

      While La-Z-Boy believes it is preparing adequately for all year 2000 concerns, the year 2000 computer date changeover will be a unique event that by its nature involves many unknowns. Internal or external system failures may still occur, and it is possible that some of them could have a material adverse effect on La-Z-Boy's results of operations, liquidity and financial condition. La-Z-Boy is continuing to assess the operational risks related to the year 2000 issue. La-Z-Boy believes that the most likely worst case scenario would be business interruptions caused by third party failures. La-Z-Boy has developed contingency plans for issues of concern relating to critical third party providers. These plans include building inventory levels and/or using alternative sources. La-Z-Boy also has developed contingency plans for its own information technology and non-information technology systems. For the information technology systems, these plans include advance printing of production information, alternative back-up systems, possible delays in monthly closing cycles and rolling back of dates. For non-information technology systems, specifically plant floor equipment, the contingency plans include forward advancement of dates and/or rolling back of dates. La-Z-Boy intends to refine its contingency plans through the end of calendar year 1999.

      La-Z-Boy estimates that total year 2000 related costs will be between $11 and $12 million. To date, La-Z-Boy has spent approximately $10.5 million. Total estimated expenditures include both remediation and, in some cases, enhancement or improvement related costs that cannot easily be separated from remediation costs. La-Z-Boy had previously planned some of these enhancements or improvements and merely accelerated them as a means to address year 2000 challenges.

Accounting for Derivative Instruments and Hedging Activities

      In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for La-Z-Boy's fiscal year 2002. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. La-Z-Boy has not yet determined when it will implement SFAS No. 133 or what impact implementation will have on its financial position or results of operations.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

(AMOUNTS IN THOUSANDS, EXCEPT
PER SHARE DATA)
                                         QUARTERS ENDED
                               ----------------------------------- FISCAL YEAR
                               7/25/98  10/24/98 1/23/99  4/24/99     1999
                               -------- -------- -------- -------- -----------
Sales......................... $268,880 $334,831 $318,105 $365,829 $1,287,645
Cost of sales.................  205,431  245,062  230,923  265,315    946,731
                               -------- -------- -------- -------- ----------
  Gross profit................   63,449   89,769   87,182  100,514    340,914
Selling, general and
 administrative...............   51,288   59,510   58,758   64,519    234,075
                               -------- -------- -------- -------- ----------
  Operating profit............   12,161   30,259   28,424   35,995    106,839
Interest expense..............    1,187    1,164    1,110      979      4,440
Interest income...............      577      471      430      703      2,181
Other income..................      355      865      962      476      2,658
                               -------- -------- -------- -------- ----------
  Pretax income...............   11,906   30,431   28,706   36,195    107,238
Income tax expense............    4,722   11,984   10,978   13,412     41,096
                               -------- -------- -------- -------- ----------
    Net income................ $  7,184 $ 18,447 $ 17,728 $ 22,783 $   66,142
                               ======== ======== ======== ======== ==========
  Diluted earnings per share.. $   0.13 $   0.35 $   0.34 $   0.43 $     1.24
                               ======== ======== ======== ======== ==========
                                                                   FISCAL YEAR
                               7/26/97  10/25/97 1/24/98  4/25/98     1998
                               -------- -------- -------- -------- -----------
Sales......................... $212,326 $293,208 $280,520 $321,984 $1,108,038
Cost of sales.................  164,184  215,370  211,688  234,070    825,312
                               -------- -------- -------- -------- ----------
  Gross profit................   48,142   77,838   68,832   87,914    282,726
Selling, general and
 administrative...............   45,357   50,400   50,189   59,577    205,523
                               -------- -------- -------- -------- ----------
  Operating profit............    2,785   27,438   18,643   28,337     77,203
Interest expense..............    1,024    1,027    1,048    1,058      4,157
Interest income...............      482      512      568      459      2,021
Other income..................      750      527      240    2,690      4,207
                               -------- -------- -------- -------- ----------
  Pretax income...............    2,993   27,450   18,403   30,428     79,274
Income tax expense............    1,267   10,628    6,944   10,515     29,354
                               -------- -------- -------- -------- ----------
    Net income................ $  1,726 $ 16,822 $ 11,459 $ 19,913 $   49,920
                               ======== ======== ======== ======== ==========
  Diluted earnings per share.. $   0.03 $   0.31 $   0.21 $   0.37 $     0.93
                               ======== ======== ======== ======== ==========

      Some of the data in the table above is restated to reflect a three-for-one stock split that was effective in September 1998.

BUSINESS

Principal Products

      La-Z-Boy is the third largest residential furniture maker in the U.S., one of the largest reclining chair manufacturers in the world and the nation's leading manufacturer of upholstered seating. It reports its operations under two segments: residential upholstery and residential casegoods. You can find more information about La-Z-Boy's segments, including segment financial data, in note 11 to the audited financial statements beginning on page F-16.

      The primary difference between the upholstery and the casegoods segments is in the manufacturing area. In general, upholstery manufacturing requires lower capital expenditures per dollar of sales than casegoods but higher labor costs. Equipment needs and manufacturing processes are different in many key areas, and product costs reflect these significant differences. Upholstery typically uses plywood or other "frame" (not exposed) wood, which requires less detailing and uses some different manufacturing methods than casegoods wood processing. Casegoods require more extensive automated equipment for drying, processing, cutting, sanding and finishing exposed hardwood and veneer products. Wood and related wood processing costs for upholstery (or total frame costs) are a much smaller percentage of total unit costs in upholstery than casegoods. Upholstery's largest costs are related to the purchased cost of fabric (or leather, vinyl, etc.), cutting fabric, sewing the fabric and upholstering the fabric and other materials to the frame. Casegoods manufacturing typically has none of these costs or processes. Upholstery also extensively uses filler materials such as polyurethane foam for cushioning and appearance whereas casegoods manufacturing typically has none of these costs or processes. Also, in "motion" upholstery products, such as the La-Z-Boy recliner chair, which are a large portion of La-Z-Boy's total upholstery sales, there are metal mechanism processes and costs versus none in casegoods.

      La-Z-Boy has recently begun contracting with suppliers in the Far East, Mexico and Central America to produce some of its casegoods products. During fiscal 1999, these imported products accounted for about 2% of total consolidated sales.

      In addition to the divisions operating in its two principal business segments, La-Z-Boy has other operating divisions that are reviewed for performance by management, including business furniture operations, logistics operations, financing, retail and other operations.

      The largest division is La-Z-Boy Residential, which accounts for the majority of the upholstery segment. Sales by dealer type during the last three fiscal years were as follows:

      LA-Z-BOY RESIDENTIAL DIVISION                            1999  1998  1997
      -----------------------------                            ----  ----  ----
      Galleries/proprietary...................................  53%   51%   51%
      General dealers.........................................  34    35    36
      Department stores/chains................................  13    14    13
                                                               ---   ---   ---
                                                               100%  100%  100%
                                                               ===   ===   ===

Recent Acquisitions

      On April 29, 1995, La-Z-Boy acquired all of the capital stock of England/Corsair, Inc., a manufacturer of upholstered furniture. For the twelve months ended April, 1995, its sales were $103.2 million and income before income tax expense was $3.9 million.

      La-Z-Boy acquired 75% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England, during fiscal year 1997 and acquired the remaining 25% during fiscal year 1998. Centurion's sales for its year ended March 31, 1997 were $12 million.

      During fiscal year 1998, La-Z-Boy acquired Distincion Muebles, a furniture manufacturer located in Mexico. Its sales for its year ended March 30, 1998 were $1.9 million.

      On April 1, 1998, La-Z-Boy acquired all of the stock of Sam Moore Furniture Industries, Incorporated, a manufacturer of upholstered furniture. For its year ended December 31, 1997, Sam Moore Furniture Industries' sales were $33 million.

      La-Z-Boy acquired Bauhaus U.S.A., Inc., a manufacturer of upholstered furniture primarily marketed to department stores, on June 1, 1999. Bauhaus's sales for its fiscal year ended August 31, 1998 were approximately $85 million.

      On November 11, 1999, La-Z-Boy signed a definitive agreement to acquire Alexvale Furniture, Inc., a manufacturer of medium priced upholstered furniture. Alexvale's sales for its fiscal year ended April 30, 1999 were approximately $61 million.

Raw Materials

      The principal raw materials La-Z-Boy uses are:

     . hardwoods for solid wood dining room and bedroom furniture, casegoods, occasional tables and for the frame components of seating units

     .  plywood and chipwood for internal parts

     .  veneers for wall units and occasional tables

     . water-based and liquid finishes (stains, sealant, lacquers) for external wood

     .  steel for the mechanisms

     .  leather, cotton, wool, synthetic and vinyl fabrics for covers

     . polyester batting and non-chlorofluorocarbonated polyurethane foam for cushioning and padding

      La-Z-Boy generally purchases steel and wood products from a number of sources, usually in the vicinity of the particular plant. It purchases product-covering fabrics and polyurethane from a substantial number of sources on a mostly centralized basis. It fabricates many of the parts in its products, largely because quality parts made to its exact specifications are not obtainable at reasonable cost from outside sources.

      Raw material costs historically have been about 38% of sales in upholstery operations and a somewhat higher percentage in casegoods operations. Purchased fabric (which includes leather) is the largest single raw material cost, representing about 41% of total upholstery product material costs. Polyurethane foam and lumber are La-Z-Boy's next two largest types of upholstery raw material costs. Polyurethane is sensitive to changes in the price of oil. Price increases for raw materials have been slightly lower than the inflation rate in recent years.

      Lumber and plywood historically have had measurable changes in prices over the short term and long term. La-Z-Boy usually is not as affected by these changes as much as many other furniture manufacturers due to the large percentage of upholstered goods it manufactures that do not require as much wood as casegoods. Also, wood substitutes, (for example, steel and plastic) can be used to some degree in upholstered products.

Patents

      La-Z-Boy has no material licenses, franchises or concessions. It currently holds approximately 90 U.S. and 200 foreign patents, and it has pending applications for approximately 20 U.S. and 130 foreign patents. Most of La-Z-Boy's patents and pending patent applications are directed to mechanisms and improvements for its motion furniture products, including its reclining chair and rocking chair mechanisms. In addition, some of the patents are directed to furniture designs. Three of La-Z-Boy's U.S. patents and 19 of its foreign patents are due to expire within the next three years. These patents are directed to mechanisms for particular furniture products no longer produced by La-Z-Boy.

      La-Z-Boy's original U.S. patents on its mechanisms expired many years ago. Its management believes that patents were important to its original success and significantly helped establish its present competitive position and that its practice of continuing to patent mechanisms and improvements gives it certain competitive advantages. However, it also believes that, since it is now so firmly established in the industry, the loss of any single patent or small group of patents, including the group scheduled to expire in the next three years, would not materially affect its business.

Seasonal Business

      La-Z-Boy generally experiences its lowest level of sales during the first quarter. When possible, it designs production schedules to maintain generally uniform manufacturing activity throughout the year, except for mid-summer plant shutdowns to coincide with slower sales.

Practices Regarding Working Capital Items

      La-Z-Boy does not carry significant amounts of upholstered finished goods inventory. La-Z-Boy builds most casegoods for inventory to provide for quicker delivery requirements of customers, which results in higher levels of finished product on hand at any given point in time than is the case with upholstered products. The Kincaid and Hammary divisions primarily sell casegood products. La-Z-Boy also sells casegoods through its Business Furniture Group.

      Normal customer terms provide for one payment due within 45 days with a 1% discount for payment within 30 days. La-Z-Boy often offers extended payment terms on sales promotions.

Customers

      La-Z-Boy distributes to over 20,000 locations. It did not have any customer whose sales amounted to 3% or more of consolidated sales for fiscal year 1999.

      In fiscal 1999, the approximate dealer mix was 43% proprietary, 16% to major dealers (Montgomery Ward and other department stores) and 41% to general dealers. Proprietary dealers are stores either dedicated to the sale of La-Z-Boy products or with a La-Z-Boy gallery within the store. Dedicated stores include La-Z-Boy Furniture Galleries stores and Showcase Shoppes. Customers have established in-store dedicated galleries for many of La-Z-Boy's divisions.

Orders and Backlog

      The majority of Residential division orders are for dealer stock, with approximately 39% of orders being requested directly by customers. About 7% of the units produced at all divisions are for inventory. The rest are built to order for dealers.

      As of September 26, 1999, backlog was approximately $134 million, compared to approximately $119 million at September 26, 1998. These amounts represent less than five weeks of sales. On average, La-Z-Boy ships orders in approximately five weeks. The measure of backlog at a point in time may not be indicative of future sales performance. La-Z-Boy does not rely entirely on backlogs to predict future sales since the sales cycle is only five weeks and backlog can change from week to week.

      La-Z-Boy's general cancellation policy is that an order cannot be canceled after it has been selected for production. Orders from prebuilt stock, though, may be canceled up to the time of shipment.

Competitive Conditions

      La-Z-Boy believes it ranks third in the U.S. in dollar volume of sales within the residential furniture industry, which includes manufacturers of bedroom, dining room and living room furniture. Some of the larger companies that compete with the residential side of La-Z-Boy are Bassett Furniture, Ethan Allen, Furniture Brands International, LADD, Lifestyle Furnishings International and Natuzzi.

      La-Z-Boy competes primarily by emphasizing the quality of its products, dealer support, brand name and a lifetime warranty on its reclining and leg rest mechanisms.

      La-Z-Boy has approximately 15 major competitors in the U.S. reclining or motion chair field and a substantially larger number of competitors in the upholstery business as a whole, as well as in the casegoods and business furniture businesses.

Research and Development Activities

      During the last three fiscal years, La-Z-Boy spent the amounts shown in the chart below for new product development, existing product improvement, quality control, improvement of current manufacturing operations and research into the use of new materials in the construction of its products. Customers generally do not engage in research with respect to La-Z-Boy products.

             FISCAL YEAR                                             EXPENSE
             -----------                                           ------------
             1999................................................. $8.4 million
             1998.................................................  9.5 million
             1997.................................................  8.3 million

Compliance with Environmental Regulations

      La-Z-Boy has been named as a potentially responsible party at six environmental clean-up sites. Based on a review of all currently known facts and experience with previous environmental clean-up sites, management does not anticipate that future expenditures for environmental clean-up sites will have a material adverse effect on financial condition or results of operations.

Number of Employees

      La-Z-Boy and its subsidiaries employed 14,061 persons as of November 27, 1999, 12,796 persons as of April 24, 1999 and 12,155 persons as of April 25, 1998.

Export and International Sales

      About 1% of total sales are exports. La-Z-Boy sells upholstered furniture to Canadian customers through its Canadian subsidiary, La-Z-Boy Canada Limited, and to European customers through its United Kingdom subsidiary, Centurion Furniture plc. It also derives a small amount of royalty revenues from selling and licensing its trademarks, trade names and patents to foreign manufacturers.

PROPERTIES

      La-Z-Boy operates 35 manufacturing plants, most with warehousing space and several with divisional offices, an automated fabric-processing center, five supply centers, and a corporate and divisional office. The table below shows the location of the plants, the approximate floor space, the principal operations conducted and the average age of the facility. Some locations listed in the table have more than one plant.

                                           FLOOR SPACE                             FACILITIES'
 LOCATION                                 (SQUARE FEET)   OPERATIONS CONDUCTED     AVERAGE AGE
 ---------------------------------------- ------------- ------------------------   -----------
 Bedford, Virginia.......................     285,431   Manufacturing and               40
  (Sam Moore)                                           assembly of upholstery

 Clearfield, Utah........................      48,000   Upholstering and                 8
  (England/Corsair)                                     assembly of upholstery

 Dayton, Tennessee.......................     910,880   Manufacturing, assembly         16
  (Residential)                                         and warehousing of
                                                        upholstery and research
                                                        and development

 Florence, South Carolina................     416,249   Manufacturing, assembly         29
  (Residential)                                         and warehousing of
                                                        upholstery

 Florence, South Carolina................      48,400   Fabric processing center        22
  (Residential)

 Hudson area, North Carolina.............   1,072,745   Manufacturing, assembly         32
  (Kincaid)                                             and warehousing of
                                                        casegoods and division
                                                        office

 Irapuato, Mexico........................      30,000   Manufacturing of                21
  (Distincion Muebles)                                  upholstery

 Leland, Mississippi.....................     311,990   Manufacturing, assembly         23
  (Contract)                                            and warehousing of
                                                        upholstery and
                                                        warehousing of Business
                                                        Furniture casegoods

 Lenoir area, North Carolina.............     654,688   Manufacturing, assembly         31
  (Hammary)                                             and warehousing of
                                                        primarily casegoods and
                                                        some upholstered
                                                        products and division
                                                        office

 Leyland, England, County of Lancashire..     200,000   Manufacturing and               33
  (Centurion)                                           warehousing of
                                                        upholstery and division
                                                        offices

                                     FLOOR SPACE                             FACILITIES'
 LOCATION                           (SQUARE FEET)   OPERATIONS CONDUCTED     AVERAGE AGE
 ---------------------------------- ------------- ------------------------   -----------
 Lincolnton, North Carolina........     375,823   Manufacturing,                  31
  (Residential and Contract)                      warehousing and assembly
                                                  of upholstery and
                                                  casegoods
 Monroe, Michigan..................     242,235   Corporate office,               48
                                                  Residential and Business
                                                  Furniture Group division
                                                  offices
 Morristown, Tennessee.............      15,000   Manufacturing of                11
  (England/Corsair)                               upholstery
 Neosho, Missouri..................     560,640   Manufacturing, assembly         23
  (Residential)                                   and warehousing of
                                                  upholstery
 New Tazewell, Tennessee...........     737,978   Manufacturing, assembly          6
  (England/Corsair)                               and warehousing of
                                                  primarily upholstery and
                                                  division office
 Newton, Mississippi...............     742,255   Manufacturing, assembly,        19
  (Residential)                                   leather cutting, plywood
                                                  cutting and warehousing
                                                  of upholstery
 Paoli, Indiana....................      15,000   Manufacturing of                30
  (England/Corsair)                               upholstery
 Redlands, California..............     189,125   Upholstering, assembly          29
  (Residential)                                   and warehousing of
                                                  upholstery
 Siloam Springs, Arkansas..........     399,616   Upholstering,                    4
  (Residential)                                   warehousing and assembly
                                                  of upholstery
 Tremonton, Utah...................     672,770   Manufacturing, assembly         14
  (Residential)                                   and warehousing of
                                                  upholstery
 Waterloo, Ontario.................     257,340   Assembly and warehousing        29
  (Residential)                                   of upholstery and
                                                  division office
 Northeastern Mississippi..........     479,000   Manufacturing and               22
  (Bauhaus)                                       warehousing of
                                                  upholstery and division
                                                  office
 Booneville, Mississippi ..........     190,000   Manufacturing of                10
  (England/Corsair)                               upholstery
 Stockton, California..............     138,000   Manufacturing of                12
  (England/Corsair)                               upholstery
 Phanatnikom, Chon Buri, Thailand..      70,000   Manufacturing of                10
  (La-Z-Boy Thailand)                             upholstery
                                      ---------
                                      9,063,165
                                      =========

      La-Z-Boy owns its Monroe, Michigan headquarters. It also owns the Redlands, California; Dayton, Tennessee; Waterloo, Ontario, Canada; Lincolnton, North Carolina; Lenoir, North Carolina; Hudson, North Carolina; New Tazewell, Tennessee; Morristown, Tennessee; Bedford, Virginia; Leyland, England, Booneville, Mississippi and Newton, Mississippi plants and one of the Bauhaus facilities.

      The Florence, South Carolina; Neosho, Missouri; Newton, Mississippi; Siloam Springs, Arkansas and Tremonton, Utah plant as well as the automated Fabric Processing Center were financed by the issuance of industrial revenue bonds and are occupied under long-term leases with government authorities. The Leland, Mississippi plant is occupied under a long-term lease from the Board of Supervisors of Washington County, Mississippi. These leases are capitalized by La-Z-Boy. It also occupies the Clearfield, Utah; Paoli, Indiana, Stockton, California and Irapuato, Mexico plants and the other three Bauhaus facilities under long-term leases. The facility in Thailand is leased on a month-to-month basis.

      In the Alexvale transaction, La-Z-Boy will acquire 2 upholstery plants, totaling approximately 330,000 square feet, a 91,000 square foot frame plant and an assembly/warehouse facility of 95,000 square feet. The facilities are located in and around Taylorsville, North Carolina.

      La-Z-Boy believes that its plants are well maintained, in good operating condition and will be adequate to meet its present and near future business requirements.

LEGAL PROCEEDINGS

      La-Z-Boy has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions. However, management believes that the resultant liability, if any, will not be material based on its previous experience with lawsuits of these types.

      La-Z-Boy has been named as a potentially responsible party at six environmental clean-up sites. Based on a review of all currently known facts and experience with previous environmental clean-up sites, management does not anticipate that future expenditures for environmental clean-up sites will have a material adverse effect on La-Z-Boy's financial condition or results of operations.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      Table I below identifies each person known to La-Z-Boy to be a beneficial owner of more than 5% of its common stock, the number and percentage of shares owned by that person on November 30, 1999, and the merger's effect on that percentage, and Table II below provides information about the common stock beneficially owned as of that date by each director and executive officer of La-Z-Boy and all directors and executive officers as a group. The share ownership data in the tables concerning a given individual or entity in each case was provided by that person. Unless otherwise indicated, each person named in a table has sole voting and investment power over the shares shown for him.

      Shares reported in Table II for more than one named individual are included only once in the total for all directors and executive officers as a group.

                                    TABLE I

                                                                   PERCENT OF
                                                                      CLASS
                                                                 ---------------
                                                      NUMBER OF  BEFORE   AFTER
                  NAME AND ADDRESS                      SHARES   MERGER  MERGER
                  ----------------                    ---------- ------- -------
Monroe Bank & Trust, Monroe, Michigan 48161.......... 11,916,772 22.976% 19.501%

      The shares shown in Table I are held in various trusts of which Monroe Bank & Trust is the trustee or a co-trustee. In those capacities, Monroe Bank & Trust has sole or shared investment and/or voting power over these shares and accordingly is deemed a beneficial owner of all of them. One of the trusts of which Monroe Bank & Trust is trustee is a trust for the benefit of participants in La-Z-Boy's profit sharing plan. As trustee, Monroe Bank & Trust has sole voting and investment power over the 406,500 shares held in that trust, which are included in the total shown above.

                                    TABLE II

                                                                   PERCENT OF
                                                                      CLASS
                                                                  --------------
                                                        NUMBER OF BEFORE  AFTER
                     NAME                                SHARES   MERGER  MERGER
                     ----                               --------- ------  ------
     Gerald L. Kiser...................................    98,147   *       *
     Patrick H. Norton.................................   304,960   *       *
     Frederick H. Jackson..............................   487,401   *       *
     Lorne G. Stevens..................................    38,619   *       *
     Gene M. Hardy.....................................   121,254   *       *
     H. George Levy....................................     7,200   *       *
     David K. Hehl.....................................    24,972   *       *
     John F. Weaver....................................    58,500   *       *
     Rocque E. Lipford.................................    12,900   *       *
     James W. Johnston.................................   957,610 1.846%  1.567%
     All directors and executive officers as a group
      (10 persons)..................................... 2,111,563 4.071%  3.456%

    --------
    *less than 1%

      For purposes of calculating the percentage of ownership of the group, all shares subject to options held by any group member that either were exercisable on, or would become exercisable within 60 days after, the date as of which the information is given are treated as outstanding, but for purposes of calculating the percentage of ownership of any individual group member, only the optioned shares held by that group member are treated as outstanding. Table II includes the following numbers of optioned shares:

                                         SHARES
                                        COVERED
             PERSON                    BY OPTIONS
             ------                    ----------
             Mr. Kiser................   45,750
             Mr. Norton...............   72,301
             Mr. Jackson..............   72,301
             Mr. Hardy................   21,576

      Table II also includes the following numbers of shares owned by a named person's wife, the beneficial ownership of which in each case is disclaimed by the named person:

                                          SHARES OWNED
             PERSON                         BY WIFE
             ------                       ------------
             Mr. Norton..................    32,540
             Mr. Jackson.................     2,400
             Mr. Hardy...................    51,330
             Mr. Hehl....................     5,616
             Mr. Weaver..................    46,800
             Mr. Lipford.................     2,400
             Mr. Johnston................   162,210

      The shares shown in Table II for each of Mr. Jackson, Mr. Hardy and Mr. Weaver do not include the 406,500 shares held in the trust for La-Z-Boy's profit sharing plan. These gentlemen act as an informal committee that from time to time has made investment recommendations to Monroe Bank & Trust, the trustee. The trustee has sole voting and investment power over the shares in the trust, and while it has followed the informal committee's recommendations in the past, it has no obligation to do so.

MANAGEMENT AND RELATED MATTERS

Directors and Executive Officers

      La-Z-Boy's board of directors is divided into three classes, two consisting of three directors and one consisting of four directors. Directors serve for three-year, staggered terms, such that the terms of office of directors comprising one of the classes expires each year. The table that follows provides background information concerning each of the directors and executive officers:

                     DIRECTORS WITH TERMS EXPIRING IN 2000

                             DIRECTOR       BUSINESS EXPERIENCE AND OTHER
          NAME           AGE  SINCE                 DIRECTORSHIPS
          ----           --- --------       -----------------------------
 Lorne G. Stevens.......  72   1972   On April 30, 1988, Mr. Stevens retired
                                      from La-Z-Boy as Vice President of
                                      Manufacturing, a position he had held for
                                      more than five years.

 *Patrick H. Norton.....  77   1981   In October 1997, Mr. Norton was appointed
                                      Chairman of the Board. Previously, he
                                      served as Senior Vice President, Sales
                                      and Marketing of La-Z-Boy for more than
                                      five years. Mr. Norton is a director of
                                      Culp, Inc.

 *Frederick H. Jackson..  72   1971   Mr. Jackson was appointed Executive Vice
                                      President Finance of La-Z-Boy in October
                                      1997, after holding the position of Vice
                                      President Finance for more than five
                                      years.

                     DIRECTORS WITH TERMS EXPIRING IN 2001

                             DIRECTOR       BUSINESS EXPERIENCE AND OTHER
          NAME           AGE  SINCE                 DIRECTORSHIPS
          ----           --- --------       -----------------------------
 *Gene M. Hardy.........  62   1982   Mr. Hardy has been Secretary and
                                      Treasurer of La-Z-Boy for more than five
                                      years.

 David K. Hehl..........  53   1977   Mr. Hehl has been a member in the public
                                      accounting firm of Cooley Hehl Wohlgamuth
                                      & Carlton P.L.L.C. since January 1995 and
                                      previously was a partner of Cooley Hehl
                                      Wohlgamuth & Carlton for more than five
                                      years.

 Rocque E. Lipford......  61   1979   Mr. Lipford has been a senior member in
                                      the law firm of Miller, Canfield, Paddock
                                      and Stone, P.L.C., since January 1994 and
                                      previously was a partner of Miller,
                                      Canfield, Paddock and Stone for more than
                                      five years. Mr. Lipford is a director of
                                      Monroe Bank & Trust.

                     DIRECTORS WITH TERMS EXPIRING IN 2002

                             DIRECTOR       BUSINESS EXPERIENCE AND OTHER
          NAME           AGE  SINCE                 DIRECTORSHIPS
          ----           --- --------       -----------------------------
 John F. Weaver.........  83   1971   Mr. Weaver was elected Vice Chairman of
                                      the Board of Monroe Bank & Trust in April
                                      1997 and previously was Executive Vice
                                      President and a director of Monroe Bank &
                                      Trust for more than five years.

 James W. Johnston......  60   1991   Mr. Johnston has been a self-employed
                                      financial and business consultant and
                                      private investor for more than five
                                      years.

 H. George Levy, M.D.     50   1997   Dr. Levy has been a Doctor of
                                      Otolaryngology for more than five years.

 *Gerald L. Kiser.......  52   1997   Mr. Kiser became Executive Vice President
                                      and Chief Operating Officer of La-Z-Boy
                                      in April 1997. He was promoted to
                                      President and Chief Operating Officer in
                                      October 1997. Previously, he served as
                                      La-Z-Boy's Vice President--Operations
                                      (May 1996-April 1997), as its Vice
                                      President of Engineering and Development
                                      for one year and as Senior Vice President
                                      of Operations of Kincaid Furniture
                                      Company for more than five years.

--------
*Executive officer

      Non-employee directors receive annual retainers of $20,000 and a fee of $750 for each board meeting and each board committee or subcommittee meeting attended, including telephonic meetings. Employee directors receive no fees for attendance at meetings.

      In addition, pursuant to the restricted stock plan for non-employee directors, each director who is not an employee director receives an initial grant of 30-day options on 4,500 common shares upon first becoming a director and a subsequent grant of 30-day options on 600 common shares at the beginning of each fiscal year while he continues as a director. The plan contemplates a present sale of the optioned shares at 25% of market value but provides restrictions on the transfer or other disposition of the shares by the grantee during the restricted time, which expires upon the earliest to occur of the following events: death or disability, retirement from the board, change of control, or termination of the grantee's service as a director with the consent of a majority of La-Z-Boy's employee directors, all as defined in the plan.

Executive Compensation

 Summary Information

      The following table sets forth summary information for fiscal 1999 and the preceding two fiscal years with respect to the compensation paid to or earned by each of La-Z-Boy's executive officers:

                           SUMMARY COMPENSATION TABLE

                   ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
------------------------------------------------------------- ------------------------------
                                                               AWARDS    PAYOUTS
                                                              --------- ----------
                                                      OTHER   INCENTIVE LONG-TERM     ALL
                                                      ANNUAL    STOCK   INCENTIVE    OTHER
                                                     COMPEN-   OPTION      PLAN     COMPEN-
   NAME AND PRINCIPAL         SALARY(1) BONUS(1)    SATION(2) GRANTS(3) PAYOUTS(4) SATION(5)
        POSITION         YEAR     $        $            $         #         $          $
   ------------------    ---- --------- --------    --------- --------- ---------- ---------
Gerald L. Kiser......... 1999  336,200  290,907(6)     (7)     27,600    122,119    40,331(8,9)
 President (since
  October                1998  294,524  133,139(6)     (7)     28,800     54,133    66,751(8,9)
 1997; previously
  Executive              1997  190,469   90,022                15,600     17,490    39,053
 Vice President) and
  Chief
 Operating Officer

Patrick H. Norton....... 1999  303,848  262,322                27,600    234,844    78,280
 Chairman of the Board
  (since                 1998  292,499  131,318                28,800    121,569    71,189
 October 1997;
  previously,            1997  291,496  153,778                30,000     63,600    67,219
 Senior Vice President
 Sales &  Marketing)

Frederick H. Jackson.... 1999  303,852  262,322                27,600    234,844    78,354
 Executive Vice
  President              1998  292,453  131,318                28,000    121,569    71,246
 Finance and Chief
  Financial              1997  291,496  153,778                30,000     63,600    66,951
  Officer

Gene M. Hardy........... 1999  158,900   95,473(6)     (7)      9,000     67,635    46,387(8)
 Secretary and Treasurer 1998  156,300   54,060(6)     (7)      9,750     33,259    45,358(8)
                         1997  141,486   57,543                 8,790     17,490    36,424

--------

(1) Includes, where applicable, amounts electively deferred by a named executive under La-Z-Boy's 401(k) plan and directors' fees paid to a named executive for attendance at board of directors' meetings.

(2) As permitted by SEC rules, does not include La-Z-Boy's cost of providing perquisites or other personal benefits to named executives, which in each case and for each fiscal year did not exceed the lesser of $50,000 or 10% of the named executive's total salary and bonus for the year.

(3) All reported option grants have been adjusted to reflect the three-for-one split of La-Z-Boy's common shares that occurred on September 14, 1998.

(4) All amounts reported in this column relate to performance awards under La-Z-Boy's performance plan, which is more fully discussed below under "Long-Term Incentive Compensation Target

   Awards." As explained there, all performance awards under that plan are made as grants of common shares or of discounted 30-day options to purchase common shares. The dollar amounts reported in this table have been determined by multiplying the number of shares or options granted by the NYSE closing price for a common share on the pertinent grant date, reduced, where applicable, by the option exercise price.

(5) Totals in this column include amounts allocated for named executives to La-Z-Boy's supplemental executive retirement plan and/or the profit sharing plan, earnings credited to them under the supplemental executive retirement plan, and the cash value at date of contribution of matching contributions made for their accounts under the matched retirement savings plan, which were made in the form of common shares. Set forth below is a breakdown of these amounts for fiscal 1999. For information concerning other 1999 amounts included in this column for certain executives, see note (8).

 AMOUNTS ALLOCATED TO THE SUPPLEMENTAL
       EXECUTIVE RETIREMENT PLAN
    AND/OR THE PROFIT SHARING PLAN
  ------------------------------------
  Gerald L. Kiser.......... $     -0-
  Patrick H. Norton........ $  45,150
  Frederick H. Jackson.....    45,150
  Gene M. Hardy............       -0-

EARNINGS CREDITED ON SUPPLEMENTAL
  RETIREMENT BALANCES UNDER THE
SUPPLEMENTAL EXECUTIVE RETIREMENT
              PLAN
---------------------------------
Gerald L. Kiser.......... $ 8,653
Patrick H. Norton........  31,660
Frederick H. Jackson.....  31,496
Gene M. Hardy............  11,943

              CONTRIBUTIONS UNDER THE MATCHED
                  RETIREMENT SAVINGS PLAN
              -----------------------------------
              Gerald L. Kiser......... $1,474
              Patrick H. Norton.......  1,470
              Frederick H. Jackson....  1,708
              Gene M. Hardy...........  1,444

(6) Does not include a bonus paid to the executive due to his participation during the year in La-Z-Boy's personal executive life insurance program, which bonus is included for him under "All Other Compensation" and further discussed in note (8).

(7) Does not include an amount akin to a partial tax gross up that the executive received due to his participation in the insurance program, which amount is included for him under "All Other Compensation" and further discussed in note (8).

(8) The fiscal 1999 and prior year totals reported for Messrs. Kiser and Hardy also include certain amounts related to their participation in the insurance program. Under the insurance program, a participating employee receives supplemental life insurance intended to provide benefits to the employee after his retirement and/or to his spouse or other beneficiary upon his death. An employee participating in the insurance program is not eligible to receive further contributions for his account under the profit sharing plan or the supplemental executive retirement plan (which contributions are not currently taxable to the employee) but does receive an annual bonus (which is currently taxable) in an amount equal to the amount of premiums payable by him during the year on his insurance policy under the program plus an additional 32% of that premium amount, which has the effect of a partial gross up to the employee for the taxes payable on the bonus. The program-related bonuses (including tax gross ups) for Messrs. Kiser and Hardy were $30,204 and $33,000, respectively, in fiscal 1999. Under certain limited circumstances, some or all of the tax gross up portions of the program-related bonuses paid to a participating employee would be repayable to La-Z-Boy out of policy proceeds, but La-Z-Boy considers such repayment in most cases to be a remote possibility at best.

(9) In addition to the bonus payments described in note (8), in most cases (including Mr. Kiser's case but not including Mr. Hardy's case), during the early years of an insurance program participant's policy, a portion of the premiums on the policy are paid by La-Z-Boy. The full amount of these employer-paid premiums is repayable to La-Z-Boy--generally upon the later of seven years after purchase of the participant's policy or his or her retirement, but also upon his or her death or other termination of employment if that were to occur earlier. For purposes of this table, $19,295 has been included in this column for Mr. Kiser as the estimated value to him of the premiums paid by La-Z-Boy during fiscal 1999, and the fiscal 1998 total shown for him in this column also includes an estimated amount for the value to him of premiums so paid. The fiscal 1999 amount has been calculated as if the payments were advanced to Mr. Kiser on an interest-free basis from the time they were paid until May 2004 (the seventh anniversary of the policy issuance date), and the fiscal 1998 amount was similarly calculated. Depending on the time at which Mr. Kiser actually leaves La-Z-Boy's employ, the actual value he ultimately receives from these premium payments may be significantly less or significantly more than the amounts that have been estimated.

Options

      The following table shows all stock options granted to named executives during fiscal 1999 and the potential realizable value of those grants, assuming stock price appreciation rates of 5% and 10% annually over the five-year term of the options. All amounts reported in this table reflect the September 1998 stock split.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                         POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                              ANNUAL RATES OF STOCK PRICE
                                                                         APPRECIATION FOR OPTION TERMS ($)(2)
                                                                        ---------------------------------------
                                      INDIVIDUAL GRANTS(1)                  5% PER YEAR        10% PER YEAR
                         ---------------------------------------------- ------------------- -------------------
                                   % OF TOTAL
                         OPTIONS OPTIONS GRANTED EXERCISE OR              PRICE   AGGREGATE   PRICE   AGGREGATE
                         GRANTED TO EMPLOYEES IN BASE PRICE  EXPIRATION PER SHARE   VALUE   PER SHARE   VALUE
          NAME             (#)     FISCAL YEAR     ($/SH)       DATE     ($/SH)      ($)     ($/SH)      ($)
          ----           ------- --------------- ----------- ---------- --------- --------- --------- ---------
Gerald L. Kiser......... 27,600       6.54         17.5833    7/26/03     4.86     134,079    10.73    296,278
Patrick H. Norton....... 27,600       6.54         17.5833    7/26/03     4.86     134,079    10.73    296,278
Frederick H. Jackson.    27,600       6.54         17.5833    7/26/03     4.86     134,079    10.73    296,278
Gene M. Hardy...........  9,000       2.13         17.5833    7/26/03     4.86      43,722    10.73     96,613

--------

(1) All of the above options are options to purchase shares of La-Z-Boy common stock that were granted under La-Z-Boy's 1997 incentive stock option plan. Normally, options granted under this plan first become exercisable with respect to one-fourth of the optioned shares on each of the first, second, third, and fourth anniversaries of the date of the grant and, once exercisable, remain exercisable until after the fifth anniversary of the date of grant. However, under the terms of the plan, in the event of a grantee's death or his or her retirement at or after age 65 (or earlier with La-Z-Boy's consent), each of his or her then outstanding options would become immediately exercisable in full and continue to be exercisable for one year thereafter or, if earlier, the option's scheduled expiration date. In addition, pursuant to the agreements described on page 45 under "Certain Agreements," if a change of control were to occur, each then outstanding option granted to a named executive also would become exercisable in full. Termination of a named executive's employment under any circumstances other than those described above would cause all of his then outstanding options to terminate immediately.

(2) Calculations at the 5% and 10% rates of appreciation used in this table are required by rules of the SEC. These calculations are not intended to forecast possible future actual appreciation, if any, in La-Z-Boy's stock prices. It is important to note that options have potential value for a named executive only if the common stock price advances beyond the exercise price shown in the table during the effective five-year option period.

      The following table provides information as to stock options exercised by named executives in fiscal 1999 and the value of the remaining options held by them at the end of that fiscal year. Information in the table on option exercises that occurred before the September 1998 stock split has been adjusted to reflect that stock split.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                              NUMBER OF SECURITIES
                                                   UNDERLYING      VALUE OF UNEXERCISED
                                                  UNEXERCISED          IN-THE-MONEY
                                                OPTIONS/SARS AT      OPTIONS/SARS AT
                                                FISCAL YEAR-END     FISCAL YEAR-END(2)
                           SHARES             -------------------- --------------------
                          ACQUIRED    VALUE       EXERCISABLE/         EXERCISABLE/
                         ON EXERCISE REALIZED    UNEXERCISABLE        UNEXERCISABLE
NAME                          #        $(1)            #                    $
----                     ----------- -------- -------------------- --------------------
Gerald L. Kiser.........    8,280     73,830     31,702/60,188       265,664/260,161
Patrick H. Norton.......   28,800    289,200     69,495/71,325       620,812/357,938
Frederick H. Jackson....   54,720    548,220     43,575/71,325       361,612/357,938
Gene M. Hardy...........   15,420    154,344     12,726/22,674       104,584/110,775

--------
(1) Based on the NYSE closing market price of La-Z-Boy's common stock on the date of exercise, minus the exercise price. An individual, upon exercise of an option, does not receive cash equal to the amount contained in the Value Realized column of this table. No cash is realized until the shares received upon exercise of an option are sold.

(2) Based on the NYSE closing market price of La-Z-Boy's common stock at the end of fiscal 1999 ($19.00), minus the exercise price.

Long-Term Incentive Compensation Target Awards

      Under La-Z-Boy's 1993 performance-based stock plan, as currently in effect, prior to or early in each fiscal year employees selected by the board committee or subcommittee then charged with administering the performance plan (which since 1997 has been a subcommittee of the Compensation Committee of La-Z-Boy's board and prior to that time was the Compensation Committee) may be granted contingent target awards the potential payouts on which are linked to achievement, by the end of a three-year cycle consisting of that and the next two fiscal years, of performance goals established by the administrative committee when the target awards are granted. All performance awards under this plan are structured as options to purchase, or outright grants of, La-Z-Boy common stock. For each recipient of a target award for a given performance cycle, his maximum performance award potential, which is awarded after the end of the cycle if all performance goals are achieved, is a grant of shares equal to four times the base number of shares established by the administrative committee with respect to that target award. The minimum potential performance award, for achievement of only one performance goal during the cycle, is a 30-day option to purchase the base number of shares at 50% of their fair market value at date of grant of the target award.

      Early in fiscal 1999, the administrative committee granted target awards to certain employees, including all named executives, for the performance cycle ending April 28, 2001. As has been the case since the first grant of target awards under the performance plan, for the 2001 cycle the administrative committee established four uniform financial goals for all target award recipients, each relating to the operating performance of La-Z-Boy and its subsidiaries for that cycle. One of these goals relates to sales growth, the second to earnings before income taxes, the third to operating profit margin and the fourth to return on total capital.

      The table that follows provides information concerning the target awards that were granted to named executives. All reported numbers have been adjusted to reflect the September 1998 stock split.

              LONG-TERM INCENTIVE PLAN--AWARDS IN LAST FISCAL YEAR

                                            PERFORMANCE
                                 NUMBER OF    PERIOD
                                PERFORMANCE    UNTIL
                                  SHARES    MATURATION  THRESHOLD TARGET MAXIMUM
   NAME                            #(1)      OR PAYOUT    #(2)     #(3)   #(4)
   ----                         ----------- ----------- --------- ------ -------
Gerald L. Kiser................    3,278        (5)       3,278   6,555  13,110
Patrick H. Norton..............    3,278        (5)       3,278   6,555  13,110
Frederick H. Jackson...........    3,278        (5)       3,278   6,555  13,110
Gene M. Hardy..................    1,163        (5)       1,163   2,325   4,650

--------

(1) Numbers reported are the base numbers of shares subject to target awards granted.

(2) Numbers reported are the numbers of shares that would become subject to 30-day option if only one performance goal is achieved. The per share exercise price for any such option would be 50% of the fair market value of a share of La-Z-Boy common stock at the date of grant of the target awards.

(3) Numbers reported are the numbers of shares that would become subject to 30-day option if two performance goals are achieved. The per share exercise price for each option would be 25% of fair market value of a share of La-Z-Boy common stock at the date of grant of the target awards. For achievement of three performance goals, an outright grant of 150% of the same number of shares would be made. Under the terms of the performance plan, if a target award grantee's employment terminates due to death, or if termination is due to disability or retirement with the consent of La-Z-Boy and the terminated employee subsequently dies before the end of the performance cycle, his estate administrator may elect to receive a performance award prior to the end of the cycle. If the election is made, the estate would receive either a 30-day option on the number of shares shown in this column, as if two performance goals had been met, or an outright grant of that number of shares, depending upon whether employment termination occurred during the first or second half of the performance cycle. Termination of the grantee's employment due to death, disability or consensual retirement otherwise has no effect on any outstanding target awards of the grantee, but termination for any other reason automatically cancels those awards.

(4) Numbers reported are the numbers of shares that would be awarded, in the form of an outright grant, if all performance goals are achieved. Under the terms of the performance plan, the holder of a target award also will be deemed automatically to have earned and been granted the same performance award if a person or group becomes an acquiring person (as defined in the performance plan) or certain changes in the composition of the board of directors occur while the target award is outstanding. The same effect upon then-outstanding target awards also will result, if, while there is an acquiring person, any of certain other significant transactions involving La-Z-Boy should occur, unless the transaction has been approved by a majority of directors who were board members before the acquiring person became an acquiring person.

(5) The performance cycle until maturation or payout is the three-year period ending April 28, 2001.

Certain Agreements

      La-Z-Boy recognizes that establishing and maintaining a strong management team are essential to protecting and enhancing the interests of La-Z-Boy and its shareholders. In order to assure management stability and the continuity of key management personnel, it has entered into change in control agreements with certain key employees including, among others, all executive officers named in the Summary Compensation Table. The employees eligible for change in control agreements are those selected by the Compensation Committee. Each of these agreements, all of which were unanimously approved by the board of directors, provides that if the employee is terminated, other than for cause, disability, death or retirement, within three years after a change in control of La-Z-Boy, the employee will be entitled to receive a lump sum severance payment equal to three times the sum of his annualized salary and average bonus over the previous three years, as well as certain other payments and benefits, including continuation of employee welfare benefit payments, and reimbursement of certain legal fees and expenses incurred by the employee in connection with enforcing the agreement following a change in control. In consideration of the foregoing, the employee has agreed to remain in the employ of La-Z-Boy during the pendency of any proposal for a change in control. The agreements expire December 31, 2000 and are automatically renewed for additional one-year periods unless either party gives 90 days' notice that it does not wish to extend the agreement. In the event of a change in control, the agreements are automatically extended for 36 months.

Certain Transactions

      Palm Beach Furniture Company, which has been a La-Z-Boy dealer since 1991, currently operates three La-Z-Boy Furniture Galleries in southeast Florida. Since December 1996, Palm Beach Furniture has been 100% owned by Frederick H. Jackson's wife, Jeanne C. Jackson, and before that time, it was 50% owned by their son, Frederick H. Jackson III. The younger Mr. Jackson has managed Palm Beach Furniture since it commenced operations. Before the current fiscal year, except for providing inventory financing on normal trade terms, La-Z-Boy never provided any financial assistance to Palm Beach Furniture.

      Last July, La-Z-Boy, for credit reasons, terminated its dealer arrangements with another, unrelated dealer that had operated three other La-Z-Boy Furniture Galleries in southeast Florida--one on leased premises owned by a subsidiary of La-Z-Boy and two on premises leased from third parties. In connection with the dealer termination, the lease from the La-Z-Boy subsidiary also was terminated, and La-Z-Boy subsidiaries took over the operations of all three stores pending identification of an acceptable substitute dealer and, pursuant to La-Z-Boy's then-existing credit arrangements with the former dealer, also took over the inventory and other assets of the business, including the former dealer's lessee interests in the properties leased from third parties.

      One of these leases calls for rental payments of $100,000 per year. The term of that lease expires on December 31, 2011. La-Z-Boy has expended approximately $300,000 for leasehold improvements since taking over that lease. The other lease expired at the end of July 1999. La-Z-Boy has leased a larger, substitute facility in a more desirable location. The new lease is a triple net lease for a 5 1/2-year lease term, commencing August 1, 1999, with options to renew for up to 15 more years. Base rent under that lease is $242,800 per year for the initial term, with higher subsequent rent if the options are exercised. La-Z-Boy anticipates that approximately $300,000 in leasehold improvements will be needed in connection with commencing retail operations at that facility.

      La-Z-Boy's management believes that the southeast Florida market has growth potential for La-Z-Boy's products but that this potential would improve if dealer operations were more consolidated, which would permit dealer advertising costs and other fixed dealer costs to be spread over a larger volume of business. Accordingly, in May 1999, La-Z-Boy's board approved in principle a proposal for Palm Beach Furniture to take over the operations formerly conducted by the terminated southeast Florida dealer.

      Final documentation of this transfer of operations has not yet been completed, and some features of the transactions involved remain to be decided. Currently, the two leased stores are sublet to Palm Beach Furniture on a pass-through basis. La-Z-Boy will finance the cost of the expected leasehold improvements to the new leased property, taking back an 8-year promissory note from Palm Beach Furniture bearing simple interest at 7% per year with payments of principal and interest due annually, and Palm Beach Furniture also will agree to repay La-Z-Boy its costs for the leasehold improvements already made to the other leased property, providing another 8-year promissory note for that obligation on the same terms.

      In addition, the owned property has been leased to Palm Beach Furniture on the same terms as to the prior tenant. Palm Beach Furniture has an option to purchase this property (with La-Z-Boy retaining a right of first refusal with respect to any subsequent sale) for fair market value as determined by an independent appraiser. If the property is purchased and if requested by Palm Beach Furniture, La-Z-Boy will finance the purchase over 10 years, taking back an 8% simple interest promissory note, with principal payments amortized over 20 years and a balloon payment at the end of the 10-year term, and a first mortgage on the property.

      All of the foregoing is subject to board approval of the finalized terms of the documentation for the transactions involved including documentation providing normal security and cross-collateralization for all indebtedness now or in the future owed by Palm Beach Furniture to La-Z-Boy, prohibiting the incurrence of other mortgages or liens against any of Palm Beach Furniture's property without La-Z-Boy's consent, and prohibiting the transfer of any ownership of Palm Beach Furniture other than to the younger Mr. Jackson.

      Kevin Norton, the son of Patrick H. Norton, is an independent sales representative for La-Z-Boy residential products under an agreement providing for the payment of commissions at various rates. The terms of his agreement, including the commission rates, are identical to those of La-Z-Boy's agreements with all of its approximately 90 other residential sales representatives.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The current members of the Compensation Committee of the La-Z-Boy board are Mr. Hehl, Dr. Levy and Messrs. Lipford and Weaver, and the current members of its Compensation Subcommittee are Mr. Hehl and Dr. Levy. No one other than the current members served on either the Compensation Committee or the Compensation Subcommittee at any time during fiscal 1999.

      The law firm of Miller, Canfield, Paddock and Stone, P.L.C., of which Rocque E. Lipford is a principal, provides legal services to La-Z-Boy and has done so for the past 18 years.

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

      The following unaudited pro forma financial information gives effect to the acquisition by La-Z-Boy of LADD in a transaction to be accounted for as a purchase. Under this method of accounting, LADD's assets and liabilities are recorded at their fair value, and any excess of La-Z-Boy's purchase price over the fair value of LADD's net assets acquired is recorded as goodwill. The allocation of the LADD purchase price is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed. Final determination of the allocation of the purchase price has not been made. Accordingly, final amounts could differ from those used in these statements. However, we do not expect that the impact of any differences would have a material effect on this pro forma financial information.

      The unaudited pro forma consolidated condensed balance sheet reflects the acquisition by La-Z-Boy of LADD by combining La-Z-Boy's balance sheet as of October 23, 1999 with that of LADD as of October 2, 1999. The unaudited pro forma consolidated condensed statements of income treat the acquisition as if it had occurred as of the beginning of the earliest period presented (April 26, 1998) and combine the results of operations of La-Z-Boy for the year ended April 24, 1999 and for the six months ended October 23, 1999 (unaudited) with the results of operations of LADD for the year ended April 3, 1999 (unaudited) and the six months ended October 2, 1999 (unaudited), respectively. The unaudited results of operations for LADD's year ended April 3, 1999 were derived by subtracting unaudited results of operations for the quarter ended April 4, 1998 from LADD's audited financial statements for the year ended January 2, 1999, and adding the unaudited results of operations for the quarter ended April 3, 1999.

      The unaudited pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations of future periods or the results that actually would have been realized had La-Z-Boy and LADD been a consolidated company during the specified periods. This unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and related notes of both La-Z-Boy and LADD. La-Z-Boy's historical financial statements and the related notes are included in this proxy statement/prospectus beginning on page F-1; LADD's are incorporated into this proxy statement/prospectus by reference. Certain reclassifications have been made to LADD's historical consolidated financial statements to conform with the presentation of La-Z-Boy's historical consolidated financial statements.

                             LA-Z-BOY INCORPORATED

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                LA-Z-BOY      LADD          PRO FORMA
                               OCTOBER 23, OCTOBER 2, -------------------------
                                  1999        1999    ADJUSTMENTS     COMBINED
                               ----------- ---------- -----------    ----------
Current assets
  Cash and equivalents.......   $ 12,769    $    137   $  (6,000)(a) $    6,906
  Receivables, net...........    281,651      96,113                    377,764
  Inventories................    119,578     106,400      10,000 (b)    246,478
                                                          10,500 (c)
  Deferred income taxes......     22,660         --       (7,790)(d)      9,597
                                                          (5,273)(e)
  Other current assets.......     11,510       9,609                     21,119
                                --------    --------   ---------     ----------
        Total current
         assets..............    448,168     212,259       1,437        661,864
Property, plant and
 equipment, net..............    143,006      66,828                    209,834
Goodwill and unallocated
 purchase price, net.........     89,271      43,438      24,084 (f)    156,793
Other intangibles, net.......        --       21,467                     21,467
Other long-term assets, net..     39,719       6,326                     46,045
                                --------    --------   ---------     ----------
        Total assets.........   $720,164    $350,318   $  25,521     $1,096,003
                                ========    ========   =========     ==========
Current liabilities
  Current portion--long-term
   debt......................    $ 1,585    $  6,590                   $  8,175
  Current portion--capital
   leases....................        844         --                         844
  Accounts payable...........     59,506      36,202                     95,708
  Payroll/other
   compensation..............     44,641      19,131                     63,772
  Income taxes...............      5,818       7,786                     13,604
  Deferred taxes.............        --        5,273   $  (5,273)(e)        --
  Other current liabilities..     29,393      10,489                     39,882
                                --------    --------   ---------     ----------
        Total current
         liabilities.........    141,787      85,471      (5,273)       221,985
Long-term debt...............    119,594      95,365                    214,959
Capital leases...............      1,485         --                       1,485
Deferred income taxes........      4,995       6,942      (1,900)(d)     10,037
Other long-term liabilities..     14,554       5,579       5,000 (g)     25,133
Commitments and
 contingencies...............
Shareholders' equity
  Common shares..............     52,143       2,350       9,241 (f)     61,384
                                                          (2,350)(h)
  Capital in excess of par...     32,543      51,459     (51,459)(h)    207,957
                                                         176,414 (f)
                                                          (1,000)(i)
  Retained earnings..........    354,795     103,152    (103,152)(h)    354,795
  Currency translation.......     (1,732)        --                      (1,732)
                                --------    --------   ---------     ----------
        Total shareholders'
         equity..............    437,749     156,961      27,694        622,404
                                --------    --------   ---------     ----------
        Total liabilities and
         shareholders'
         equity..............   $720,164    $350,318   $  25,521     $1,096,003
                                ========    ========   =========     ==========

      The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial information.

                             LA-Z-BOY INCORPORATED

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   SIX MONTHS ENDED
                                ----------------------
                                OCTOBER 23,                  PRO FORMA
                                   1999     OCTOBER 2, -----------------------
                                 LA-Z-BOY   1999 LADD  ADJUSTMENTS   COMBINED
                                ----------- ---------- -----------  ----------
Sales..........................  $709,395    $303,666               $1,013,061
Cost of sales..................   527,546     242,794                  770,340
                                 --------    --------               ----------
  Gross profit.................   181,849      60,872                  242,721
Selling, general and
 administrative................   121,896      43,554     $ 436 (j)    165,886
                                 --------    --------     -----     ----------
  Operating profit.............    59,953      17,318      (436)        76,835
Interest expense...............     3,305       3,522                    6,827
Interest income................     1,206          40                    1,246
Other income...................     1,708          42                    1,750
                                 --------    --------     -----     ----------
  Pretax income................    59,562      13,878      (436)        73,004
Income tax expense.............    22,999       5,077                   28,076
                                 --------    --------     -----     ----------
  Net income...................  $ 36,563    $  8,801     $(436)    $   44,928
                                 ========    ========     =====     ==========
Diluted average shares.........    52,610       7,991                   62,039
Diluted earnings per share
 (k)...........................  $   0.69    $   1.10               $     0.72
Basic average shares...........    52,305       7,831                   61,546
Basic earnings per share (k)...  $   0.70    $   1.12               $     0.73
Dividends per share............  $   0.16    $   0.00               $     0.16



      The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial information.

                             LA-Z-BOY INCORPORATED

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEAR ENDED
                                   -------------------
                                   APRIL 24,  APRIL 3,        PRO FORMA
                                      1999      1999    ----------------------
                                    LA-Z-BOY    LADD    ADJUSTMENTS  COMBINED
                                   ---------- --------  ----------- ----------
Sales............................. $1,287,645 $580,798              $1,868,443
Cost of sales.....................    946,731  467,019               1,413,750
                                   ---------- --------              ----------
  Gross profit....................    340,914  113,779                 454,693
Selling, general and
 administrative...................    234,075   82,721     $ 872(j)    317,668
                                   ---------- --------     -----    ----------
  Operating profit................    106,839   31,058      (872)      137,025
Interest expense..................      4,440    8,762                  13,202
Interest income...................      2,181      112                   2,293
Other income......................      2,658     (378)                  2,280
                                   ---------- --------     -----    ----------
  Pretax income...................    107,238   22,030      (872)      128,396
Income tax expense................     41,096    8,534                  49,630
                                   ---------- --------     -----    ----------
  Net income...................... $   66,142 $ 13,496     $(872)   $   78,766
                                   ========== ========     =====    ==========
Diluted average shares............     53,148    8,052                  62,649
Diluted earnings per share (k).... $     1.24 $   1.68              $     1.26
Basic average shares..............     52,890    7,829                  62,128
Basic earnings per share (k)...... $     1.25 $   1.72              $     1.27
Dividends per share............... $     0.31 $   0.00              $     0.31



      The accompanying notes are an integral part of the unaudited pro forma consolidated condensed financial information.

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                             FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(a) Adjustment to record acquisition costs of $5,000 and stock issuance costs of $1,000 to be incurred by La-Z-Boy.

(b) To record inventory at the estimated selling price less cost of disposal and a profit allowance for the selling effort following the acquisition.

(c) Adjustment to record inventory at fair value by eliminating LADD's LIFO reserve.

(d) Deferred tax effects of relevant pro forma adjustments at an estimated effective tax rate of 38%.

(e) Adjustment to reclassify LADD's current deferred tax liability to reflect the fact that the combined entity has a net current deferred tax asset.

(f) Additional unallocated purchase price arising from the acquisition is calculated as follows:

   Fair value of common stock exchanged (LADD shares of 7,831 at the exchange ratio of 1.18 resulting in 9,241 shares of La-Z-Boy at a price per share of $19.442 (1))...............................  $ 179,655
   Fair value of La-Z-Boy stock options exchanged for those of
    LADD............................................................      6,000
   Acquisition costs................................................      5,000
                                                                      ---------
   Consideration....................................................    190,655
   Less: Fair value of LADD's net assets excluding existing goodwill
    (2).............................................................   (123,133)
                                                                      ---------
   Unallocated purchase price.......................................     67,522
   Less: LADD's existing goodwill...................................    (43,438)
                                                                      ---------
       Additional unallocated purchase price........................  $  24,084
                                                                      =========

        The allocation of the LADD purchase price is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed. Final determination of the allocation of the purchase price has not been made. Accordingly, final amounts could differ from those used in this pro forma financial information. However, we do not expect that the impact of any differences would have a material effect on this pro forma financial information. A weighted average life of 30 years has been assumed for the unallocated purchase price for purposes of the pro forma financial information. If the average life of the unallocated purchase price decreases by 10 years as a result of the final purchase price allocation, amortization and depreciation expense would increase in aggregate by approximately $1,125 per year and pro forma net income would decrease by approximately $0.02 and $0.009 per diluted share for the year ended April 24, 1999 and for the six months ended October 23, 1999, respectively.

    (1) Price per share calculated based on the daily weighted average trade price for La-Z-Boy stock from September 24,through October 1, 1999, weighted by the respective day's trading volume.

     (2) Net assets of LADD at October 2, 1999........................ $156,961
       Less: existing goodwill........................................  (43,438)
                                                                       --------
                                                                        113,523
       Purchase accounting adjustments:
       LADD's LIFO reserve (c)........................................   10,500
       Inventory adjustment to fair market value (b)..................   10,000
       Change in control liabilities (g)..............................   (5,000)
       Deferred taxes at 38% (d)......................................   (5,890)
                                                                       --------
         Preliminary fair value of LADD's net assets.................. $123,133
                                                                       ========

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                             FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

  (g) Recognition of additional retirement benefit obligations due to change in control features in LADD's executive benefit plans.

  (h) Elimination of LADD's common shares, capital in excess of par and retained earnings.

  (i) Estimated stock issuance costs in connection with the acquisition.

  (j) Adjustment to reflect amortization of goodwill and unallocated purchase price of $24,084 over 30 years, the approximate period of expected benefit. See (f) above.

  (k) The basic pro forma earnings per share of common stock is based on pro forma net income and the weighted average number of outstanding common shares. Diluted pro forma earnings per share of common stock is based on net income and the weighted average number of outstanding common shares and the dilutive effect of stock options and restricted stock units. The combined weighted average number of outstanding common shares has been adjusted to reflect the exchange ratio of 1.18 shares of common stock of the combined company for each share of LADD common stock. The pro forma combined dividends per share reflect the dividends paid by La-Z-Boy as La-Z-Boy management intends to continue to pay dividends at the current per-share levels following the acquisition of LADD. LADD paid no dividends during the pro forma period presented.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

      In considering the recommendation of LADD's board of directors with respect to the merger, you should be aware that certain members of LADD's management and board of directors have interests in the merger that may be different from, or in addition to, the interests of your interests as a shareholder of LADD.

      In anticipation of the merger, LADD's board of directors approved amendments to executive employment agreements and other executive benefit plans as described below. These amendments were made with the consent of La-Z-Boy. The amendments described below were intended to have the effect of serving as an additional inducement to LADD's executive officers to remain in the employ of LADD during the transition period between the signing of the merger agreement and the closing of the transaction, and after the completion of the merger. La-Z-Boy currently intends to retain LADD's executive officers after the completion of the merger.

EMPLOYMENT AGREEMENTS

      LADD has existing employment agreements with the following executive officers:

    . Fred L. Schuermann, Jr., Chairman of the Board, President and Chief Executive Officer

    .  Kenneth E. Church, Executive Vice President

    .  William S. Creekmuir, Executive Vice President and Chief Financial
       Officer

    .  Michael P. Haley, Executive Vice President

    .  Donald L. Mitchell, Executive Vice President

      The employment agreements (all of which are substantially similar) have a one-year term, which is automatically extended for successive one-year periods until terminated by either party. The agreements provide that if the executive officer's employment is terminated at any time during the term of the employment agreement for any reason other than "for cause" (as defined in the employment agreement), or if the agreement is not renewed by LADD, the executive officer shall be entitled to receive in 24 equal monthly payments an amount equal to two times the sum of (i) his then current base salary and (ii) the average annual incentive payments to the executive officer during the preceding three years.

      The employment agreements also provide for the payment of severance benefits to an executive officer if he terminates his employment for "good reason" during the 12 months immediately preceding or following the effective date of a change in control of LADD. This proposed merger with La-Z-Boy would qualify as a change in control under the employment agreements. La-Z-Boy has agreed to assume and honor these employment agreements following the completion of the merger.

      In anticipation of the merger LADD's board of directors approved amendments to the employment agreements as follows:

    . the definition of "good reason" was changed to exclude the following as good reason:

      . the executive's failure to be elected to or to remain on the board of directors of LADD or any of its subsidiaries;

      . a change in the executive's status or the scope of his assigned duties and responsibilities resulting from LADD's ceasing to be a "reporting company" under the provisions of the Securities Exchange Act of 1934; and

      . the insertion of an additional layer of management or a change in the individual to whom the executive reports, provided there is not a material change in the scope of personnel or operations reporting to the executive;

    . the definition of "good reason" was changed to provide that no reduction in incentive compensation shall be deemed to occur if the executive is offered the same incentive compensation offered to similarly situated executive officers of the subsidiaries of La-Z-Boy with duties and responsibilities comparable to those of the executive;

    . the definition of "good reason" was changed to provide that good reason would exist if the executive were required to spend more than two days per week on a regular basis at a business location not within 50 miles of the executive's primary business location as of the change in control;

    . upon a change in control, all outstanding stock options shall become 100% vested and immediately exercisable, regardless of whether the executive terminates employment;

    . the executive shall not be obligated in any way to mitigate the company's obligation to make severance payments to him, and any amounts the executive earns subsequent to his termination shall not serve as an offset to the severance payments; and

    . terms of all of the employment agreements were changed to expire on September 28, 2000, subject to the renewal provisions described above.

EXECUTIVE BENEFIT PLANS

Stock Option Plan

      Pursuant to their employment agreements, the outstanding options held by Messrs. Schuermann, Church, Creekmuir, Haley and Mitchell under LADD's stock option plan will become 100% vested and immediately exercisable at the completion of the merger, regardless of whether the executives remain employed with the combined company. In addition, all previously unvested stock options held by directors will become 100% vested and exercisable upon completion of the merger. La-Z-Boy has agreed to allow the director options to continue to be exercisable over the remainder of their outstanding terms.

Executive Retirement Plan

      LADD currently has a nonqualified supplemental retirement plan that provides supplemental retirement income to key executive officers. Messrs. Schuermann, Church, Creekmuir, Haley and Mitchell are participants in this executive retirement plan. La-Z-Boy has agreed to assume and honor the obligations to the participants under this plan after the completion of the merger.

      In anticipation of the merger with La-Z-Boy, LADD's board of directors approved the following amendments to the executive retirement plan:

    . the plan provided that upon a change in control, all benefits accrued to a participant under this plan become immediately due and payable; this provision was amended to exclude the proposed merger with La-Z-Boy from the provision's definition of a change in control, with the result that no benefits will be due and payable to the participants in the plan upon the completion of the merger with La-Z-Boy;

    . in the event the executive terminates employment for "good reason" due to a change in control within one year of the change in control or is terminated "without cause", the executive's years of service for purposes of calculating the benefit due him under the plan shall be made by assuming that the executive remained employed and continued to earn years of service credit until his 55th birthday;

    .  all participants under the plan become 100% vested;

    . normal retirement age under the plan was reduced from age 65 to age 55, thereby eliminating any discount for payout for payment prior to age 65;

    . the funding of the existing "rabbi trust" for payment of benefits under the plan shall be completed by January 2002, and supplemental contributions to maintain the funding shall be made annually thereafter; and

    .  the participants must consent to any future amendment to the plan.

Other Benefit Plans

      In anticipation of the merger with La-Z-Boy (and with La-Z-Boy's consent), the board of directors amended the 1999 Management Incentive Plan, 1997 Long-Term Incentive Plan, the 1998 Long-Term Incentive Plan and the 1999 Long-Term Incentive Plan to permit acceleration of the payment of performance bonuses to plan participants on or before the completion of the merger with La-Z-Boy, and to provide that the entire award would be in cash. In addition, the 1998 and 1999 Long-Term Incentive Plans were further amended to facilitate the accelerated payment schedule to provide that, if the merger occurs, performance bonuses under the plans would be determined using a certain percentage (75% for 1998 and 50% for 1999) of each participant's target performance bonus. All plans were amended to exclude any special expenses related to the proposed merger with La-Z-Boy from the calculation of the performance bonuses to be paid. Messrs. Schuermann, Church, Creekmuir, Haley and Mitchell are participants in these plans.

ADDITIONAL BENEFITS TO EXECUTIVE OFFICERS UNDER THE MERGER AGREEMENT

      Pursuant to the merger agreement, should any payment made to one of LADD's executive officers in connection with the merger be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, La-Z-Boy has agreed to pay an additional amount sufficient to make the executive officer whole with respect to the excise tax imposed by Section 4999 and any other taxes imposed on such additional payment.

MAINTENANCE OF BENEFITS FOR LADD EMPLOYEES

      La-Z-Boy has agreed, for a period of one year following the completion of the merger, to provide LADD employees at the effective time of the merger employee benefits that, in the aggregate, are no less favorable than the benefits LADD provides to employees prior to the completion of the merger. La-Z-Boy has also agreed to recognize:

    . for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under La-Z-Boy's benefit plants (other than defined befefit plans), credit for employees' service with LADD to the same extent LADD recognized it prior to the completion of the merger; and

    . credit for any appropriate out-of-pocket expenses of employees for purposes of determining their deductible or co-payment expenses under La-Z-Boy medical plans.

In addition, La-Z-Boy will waive pre-existing condition limitations under any La-Z-Boy welfare benefit plan in which our employees will be eligible to participate following the merger's completion to the extent the pre-existing condition limitation was waived or satisfied under LADD's comparable plans.

INDEMNIFICATION AND INSURANCE

      Under the merger agreement, La-Z-Boy will:

    . for six years after the completion of the merger, indemnify and hold harmless LADD's present and former officers, directors and employees with respect to all acts or omissions by them in their capacities as such at any time prior to the completion of the merger to the extent provided under LADD's current charter and bylaws; and

    . for six years after the completion of the merger, provide officers' and directors' liability insurance and employee practices insurance covering acts or omissions occurring prior to the completion of the merger by each such person currently covered by LADD's insurance policies, except that La-Z-Boy is obligated to pay in the aggregate no more than 200% of the annual premium paid by LADD for such insurance as of September 28, 1999.

                      OPINION OF LADD'S FINANCIAL ADVISOR

      Mann Armistead was engaged by the board of directors of LADD on July 16, 1999. Mann Armistead is a recognized investment banking firm regularly engaged in the valuation of private and public businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes and acting as financial advisor in connection with other forms of strategic corporate transactions. Mann Armistead is actively involved in securities research on the furniture industry. LADD selected Mann Armistead as its financial advisor because it is a nationally known investment banking firm with expertise in the furniture industry, its experience in transactions similar to the merger and because it is familiar with LADD and its business.

      At the September 28, 1999 meeting of the LADD board of directors, Mann Armistead delivered its opinion to the effect that, as of the date thereof, and subject to the assumptions, qualifications and limitations set forth therein, the merger consideration as defined in the merger agreement was fair, from a financial point of view, to the shareholders of LADD.

      We have attached as Annex B to this document the full text of Mann Armistead's written opinion and urge you to read the opinion in its entirety. This opinion sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Mann Armistead and is incorporated herein by reference. THE SUMMARY OF MANN ARMISTEAD'S OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION WHICH IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS. In reading the discussion of the fairness opinion set forth below, LADD shareholders should be aware that Mann Armistead's opinion:

    .  was provided to the LADD board of directors for its use and benefit;

    . did not address LADD's underlying business decision to effect the merger;

    . did not constitute a recommendation to the LADD board of directors in connection with the merger; and

    . does not constitute a recommendation to any LADD shareholder as to how to vote in connection with the merger agreement.

      Although Mann Armistead evaluated the fairness, from a financial point of view, of the merger consideration to the shareholders of LADD, the merger consideration itself was determined by LADD and La-Z-Boy through arm's-length negotiations. Mann Armistead provided advice to LADD during the course of such negotiations. LADD did not provide specific instructions to, or place any limitations on, Mann Armistead with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

      In arriving at its opinion, Mann Armistead, among other things:

    .  reviewed the merger agreement;

    . reviewed the audited financial statements of LADD for the fiscal years ended January 2, 1999 and January 3, 1998 and for La-Z-Boy for the fiscal years ended April 24, 1999 and April 25, 1998;

    . reviewed the unaudited financial statements of LADD and La-Z-Boy for the current interim periods ended July 3, 1999 and July 24, 1999, respectively;

    . reviewed operating and financial information, including projections, provided to it by management of LADD, as well as securities analysts' expectations, relating to its business and prospects;

    . reviewed operating and financial information, including fiscal year 2000 earnings per share estimates, provided to it by management of La-Z-Boy, as well as securities analysts' expectations, relating to its business and prospects;

    .  visited several of the LADD and La-Z-Boy facilities;

    . met with members of LADD's and La-Z-Boy's senior management to discuss their companies' operations, historical financial statements, future prospects and the potential benefits of the merger;

    . reviewed the historical prices and trading volume of the common shares of LADD and La-Z-Boy;

    . reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Mann Armistead deemed generally comparable to LADD and La-Z-Boy;

    . reviewed the terms of recent acquisitions of companies which it deemed generally comparable to the merger; and

    . conducted other studies, analyses, inquiries and investigation as it deemed appropriate.

      In preparing its opinion, Mann Armistead relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including projections, provided to, discussed with, or reviewed by or for it by LADD or otherwise publicly available. With respect to LADD's projected financial results, Mann Armistead assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of LADD as to the expected future performance of LADD. Mann Armistead did not assume any responsibility for the independent verification of any information or of the projections, and relied upon the assurances of the senior management of LADD that they were unaware of any facts that would make the information provided to Mann Armistead incomplete or misleading. In preparing its opinion, Mann Armistead also relied upon the accuracy and completeness of all financial and other information furnished to it by, or on behalf of, La-Z-Boy and did not assume any responsibility for independent verification of that information.

      Mann Armistead also assumed with the consent of LADD that the merger will
(a) qualify as a reorganization for United States federal income tax purposes,
(b) be accounted for under the purchase method of accounting and (c) otherwise be consummated in accordance with the terms described in the merger agreement, without the waiver of any material condition and with all necessary material consents and approvals having been obtained without any limitations, restrictions, conditions, amendments or modifications that collectively would be material to Mann Armistead's analysis. In arriving at its opinion, Mann Armistead did not perform or obtain any independent appraisal of the assets or liabilities of LADD and La-Z-Boy, nor was it furnished with any appraisals. In rendering its opinion, Mann Armistead did not solicit, and was not authorized to solicit, third party acquisition interest in LADD. In addition, Mann Armistead did not express any opinion as to the price or range of prices at which LADD common stock or La-Z-Boy common stock may trade subsequent to the announcement or consummation of the merger. Mann Armistead's opinion is necessarily based on economic market and other conditions, and the information made available to Mann Armistead, as of the date of its opinion.

      The following is a brief summary of the material valuation and financial and comparative analyses considered by Mann Armistead in connection with the rendering of the Mann Armistead opinion. This summary is qualified in its entirety by reference to the full text of the Mann Armistead opinion.

      In performing these analyses, Mann Armistead made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mann Armistead, LADD and La-Z-Boy. Any estimates contained in the analysis performed by Mann Armistead are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by this analysis. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Mann Armistead's opinion was among several factors taken into consideration by the LADD board of directors in making its determination to approve the merger agreement.

      The following is a summary of the material analyses performed by Mann Armistead in connection with its opinion expressed herein:

(A) Comparable Company Analysis. Mann Armistead compared certain operating, financial, trading and valuation information for LADD to certain publicly available operating, financial, trading and valuation information for nine selected companies, which, in Mann Armistead's judgment, were comparable to LADD for purposes of this analysis. More specifically, in determining LADD's public comparables, Mann Armistead considered LADD's composition of shipments between residential casegoods, residential upholstery and contract furnishings when reviewing the total universe of public furniture companies. Given the lack of exact comparable public companies, the companies chosen represent, in Mann Armistead's judgment, reasonable comparables given LADD's different market segments, products and company size. These companies included:


    .  Bassett Furniture Industries, Inc.   .  La-Z-Boy Incorporated
    .  Chromcraft Revington, Inc.           .  Pulaski Furniture Corp.
    .  Falcon Products, Inc.                .  The Rowe Companies
    .  Furniture Brands, Inc.               .  Stanley Furniture, Inc.
    .  Flexsteel Industries, Inc.

    Mann Armistead compared market values of, among other things, current equity value and enterprise value (equity value, plus total debt, less cash and cash equivalents) as multiples of the latest twelve months net income, earnings before interest, taxes, depreciation and amortization (EBITDA), earnings before interest and taxes (EBIT) and shareholders' equity. Based on the above described analysis, Mann Armistead determined the selected companies (based on a closing stock price date of September 22, 1999) rendered on average a multiple range of 9.69 times net income,
    5.80 times EBITDA, 7.21 times EBIT and 1.65 times shareholders' equity.

    When compared to the merger consideration (and based solely on the closing price of La-Z-Boy stock on September 27, 1999 of $20.94), Mann Armistead determined, based on LADD's financial results for the trailing twelve months ended July 3, 1999, the offer to equate to 13.64 times net income, 6.55 times EBITDA, 9.44 times EBIT and 1.34 times shareholder equity. When comparing the above mentioned multiples to multiples generated from the merger consideration, the following premiums (discounts) were realized:

                                                            SELECTED
                                                TRANSACTION COMPANIES  PREMIUM
                                                 MULTIPLE   MULTIPLE  (DISCOUNT)
                                                ----------- --------- ---------
         Net Income............................    13.64x     9.69x      40.8%
         EBITDA................................     6.55x     5.80x      12.9%
         EBIT..................................     9.44x     7.21x      30.9%
         Shareholders' Equity..................     1.34x     1.65x     (18.8%)

(B) Premium Analysis. Mann Armistead reviewed the merger consideration and based solely on the closing price of La-Z-Boy stock on September 27, 1999 of $20.94, determined such offer to represent a premium based on market closing prices for LADD for the following dates noted: 42.2% as of March 29, 1999 (based on $17.38 per share), the date six months prior to the announcement; 29.2% as of August 27, 1999 (based on $19.13 per share), the date one month prior to the announcement; and 22.0% as of September 27, 1999 (based on $20.25 per share), the day prior to the announcement.

(C) Merger and Acquisition Analysis. Mann Armistead reviewed and analyzed the publicly available financial terms of six recently announced and/or completed merger and acquisition transactions in the furniture industry, which, in Mann Armistead's judgment were reasonably comparable to the merger, and compared the financial terms of the transaction to those of the merger. While the selected transactions do not necessarily reflect the exact terms of the merger, these transactions are recent furniture transactions and reflect current market valuations. The six transactions included:

                                                                         STATUS AT
                                                                          TIME OF
                  TARGET                         ACQUIROR                 OPINION
                  ------                         --------                ---------
     Cort Business Services, Inc.          Management Buyout             Pending*
     Knoll Furniture, Inc.                 Management Buyout             Pending*
     O'Sullivan Industries, Inc.           Management Buyout             Pending*
     Meadowcraft, Inc.                     Management Buyout             Completed
     Shelby Williams Industries, Inc.      Falcon Products, Inc.         Completed
     WinsLoew Furniture, Inc.              Management Buyout             Completed

    --------
    * The pending transactions were excluded from the quantitative analysis due to possible changes in pricing and/or the possibility of termination or abandonment before closing.

    An analysis of the Meadowcraft, Shelby Williams and WinsLoew completed transactions (the Cort Business, Knoll Furniture and O'Sullivan Industries pending transactions were excluded for the reasons noted above) rendered an average multiple range of 12.13 times net income,
    7.15 times EBITDA, 8.25 times EBIT and 3.21 times shareholders' equity. When comparing the above mentioned multiples to multiples generated from the merger consideration (based solely on the closing price of La-Z-Boy stock on September 27, 1999 of $20.94), the following premiums (discounts) were realized:

                                                                       PREMIUM
                                                                      (DISCOUNT)
                                                  TRANSACTION  M&A      TO M&A
                   FINANCIAL RESULT                MULTIPLE   COMPS.   ANALYSIS
                   ----------------               ----------- ------  ----------
     Net Income..................................    13.64x   12.13x     12.4%
     EBITDA......................................     6.55x    7.15x     (8.4)%
     EBIT........................................     9.44x    8.25x     14.4%
     Shareholders' Equity........................     1.34x    3.21x    (58.3)%

(D) Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Mann Armistead estimated the net present value of the future streams of after-tax cash flow that LADD could produce on a stand alone basis for the fiscal year end periods 1999-2002 and a terminal multiple was utilized to determine value. For this analysis, Mann Armistead considered various scenarios for the performance of the LADD common stock using:

   . the sales revenue, net income and cash flow projections as supplied by LADD's senior management;

   . a range of 8.0 times to 12.0 times earnings as the terminal value of LADD's stock (a range determined by using the approximate midpoint of the selected companies net income multiple analysis); and

   . a range of discount rates from 9.0% to 11.0%.

      The estimates and ranges used in this analysis were chosen based upon what Mann Armistead, in its judgment, considered to be appropriate taking into account, among other things, LADD's past and current financial performance, the general level of inflation, and rates of return generally required in the marketplace for companies with similar risk profiles. This analysis produced a range of per share values of from $11.49 to $21.67, which represented a premium of 115% and 14%, respectively, when compared to the merger consideration.

      The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. The opinions are therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Mann Armistead, create an incomplete and misleading picture of the processes underlying the analysis considered in rendering its opinion. Mann Armistead did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Mann Armistead considered the results of its separate analysis and did not attribute particular weight to any one analysis or factor. The analyses performed by Mann Armistead, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were performed solely as part of the Mann Armistead analysis of the fairness, from a financial point of view, of the merger consideration to the shareholders of LADD.

      Pursuant to the terms of its engagement letter with Mann Armistead, LADD has agreed to pay Mann Armistead a fee based upon the value received by LADD shareholders. As of the issuance of the Mann Armistead opinion on September 28, 1999, that fee was estimated to be $1.4 million. As of the date of this proxy statement/prospectus, LADD has paid Mann Armistead approximately $180,000. In addition, LADD has agreed to reimburse Mann Armistead for all reasonable out-of-pocket expenses incurred by Mann Armistead in connection with the merger. LADD has also agreed to indemnify Mann Armistead against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

      In the ordinary course of business, Mann Armistead has provided securities research coverage of LADD. Mann Armistead has ceased such coverage since its engagement by LADD in connection with the merger. In addition, neither Mann Armistead nor any of its affiliates has performed any investment banking or other financial services for, or had any material financial relationship with, LADD during the two years preceding the date of this proxy statement/prospectus.

                     MATERIAL TERMS OF THE MERGER AGREEMENT

      The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A.

STRUCTURE OF THE MERGER

      Under the merger agreement, a La-Z-Boy subsidiary will merge into LADD so that LADD becomes a wholly-owned subsidiary of La-Z-Boy.

TIMING OF CLOSING

      The closing will occur within three business days after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived, unless La-Z-Boy and LADD agree to a different date. We expect that, immediately upon the closing of the merger, we will file merger certificates with the Michigan Department of Consumer and Industry Services and the Secretary of State of North Carolina. The merger will become effective at or shortly after the time of those filings.

MERGER CONSIDERATION

      The merger agreement provides that each share of LADD common stock outstanding immediately prior to the effective time will at the effective time be converted into the right to receive 1.18 shares of La-Z-Boy common stock. However, any shares of LADD common stock owned by La-Z-Boy or any subsidiary of La-Z-Boy will be canceled without any payment for those shares.

TREATMENT OF LADD STOCK OPTIONS; OTHER LADD STOCK-BASED AWARDS

      At the effective time, each outstanding option granted by LADD to purchase shares of LADD common stock will be converted into an option to acquire La-Z-Boy common stock having the same terms and conditions as the LADD stock option had before the effective time except for the changes in directors' options described under "Interests of Certain Persons in the Merger--Executive Benefit Plans" on page 59. The number of shares that the new La-Z-Boy option will be exercisable for and the exercise price of the new La-Z-Boy option will reflect the exchange ratio in the merger.

      Each other stock-based award granted by LADD under its employee or director plans or arrangements maintained as of September 28, 1999 will be converted, as of the effective time, into a similar La-Z-Boy stock-based award, adjusted as appropriate to preserve the award's inherent value. You can find more information about LADD stock-based awards under "Interests of Certain Persons in the Merger" on page 58.

EXCHANGE OF SHARES

      La-Z-Boy will appoint an exchange agent to handle the exchange of LADD stock certificates in the merger for La-Z-Boy stock and the payment of cash for fractional shares of LADD stock. Soon after the closing, the exchange agent will send to each holder of LADD stock a letter of transmittal for use in the exchange and instructions explaining how to surrender LADD stock certificates to the exchange agent. Holders of LADD stock that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of LADD stock will not be entitled to receive any dividends or other distributions payable by La-Z-Boy after the closing until their certificates are surrendered.

      La-Z-Boy will not issue any fractional shares in the merger. Holders of LADD common stock will receive a cash payment in lieu of their fractional shares.

LADD BOARD

      When the merger becomes effective, the directors of La-Z-Boy's acquisition subsidiary, all of whom are La-Z-Boy employees, will become the directors of LADD.

CERTAIN COVENANTS

      Each of La-Z-Boy and LADD has undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

      No Solicitation by LADD. LADD has agreed that it and its subsidiaries and their officers, directors, employees and advisers will not take action to solicit or encourage an offer for an alternative acquisition transaction involving LADD of a nature defined in the merger agreement. Restricted actions include engaging in discussions or negotiations with any potential bidder, or disclosing non-public information relating to LADD or its subsidiaries or affording access to their properties, books or records to a potential bidder. These actions are permitted in response to an unsolicited bona fide offer so long as prior to doing so:

    . the LADD board determines in its good faith judgment that it is necessary to do so to comply with its fiduciary duty to shareholders, after receiving the advice of outside legal counsel, and

    . LADD receives from such person an executed confidentiality agreement with terms no less favorable to LADD than those contained in the existing confidentiality agreement between La-Z-Boy and LADD.

      LADD must keep La-Z-Boy informed of the identity of any potential bidder and the terms and status of any offer.

      LADD Board's Covenant to Recommend. The LADD board has agreed to recommend the approval and adoption of the merger agreement to LADD's shareholders. However, the LADD board is permitted not to make this recommendation, to withdraw it or to modify it in a manner adverse to La-Z-Boy if:

    . the LADD board by a majority vote determines in its good faith judgment that it is necessary to do so to comply with its fiduciary duty to shareholders under applicable law, after receiving the advice of outside legal counsel, and

    . LADD and the senior officers and directors of LADD have substantially complied with their obligations under the no-solicitation covenant described above under "--No Solicitation by LADD."

      When you consider the board's recommendation, you should be aware that members of LADD's board may have an interest in the merger that may be different from, or in addition to, your interest as a shareholder. See "Interests of Certain Persons in the Merger" on page 58.

      Interim Operations of La-Z-Boy and LADD. Each of La-Z-Boy and LADD has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the effective time or the merger agreement is terminated. In general, La-Z-Boy and its subsidiaries and LADD and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. The companies also have agreed to some specific restrictions which are subject to exceptions described in the merger agreement. The following table summarizes the more significant of these restrictions undertaken by each company:

                           RESTRICTION                            LA-Z-BOY LADD
                           -----------                            -------- ----
Amending its organizational documents............................            *
Entering into any merger, liquidation or other significant
 transaction.....................................................            *
Issuing or disposing of equity securities, options or other
 securities convertible into or exercisable for equity
 securities, except to a limited extent to employees or
 directors.......................................................            *
Splitting, combining or reclassifying its capital stock..........            *
Declaring dividends..............................................            *
Redeeming or repurchasing its capital stock, except in limited
 instances.......................................................     *      *
Amending the terms of any outstanding stock options..............            *
Making capital expenditures, subject to scheduled exceptions.....            *
Increasing employee compensation or benefits except for normal
 ordinary course increases consistent with past practice.........            *
Acquiring or disposing of material assets, except for permitted capital expenditures and disposing of assets pursuant to
 existing commitments............................................            *
Changing its accounting policies.................................     *      *
Entering into any material joint venture or partnership..........            *
Taking any other action that would make any representation or
 warranty by it inaccurate in any material respect...............     *      *

      Best Efforts Covenant. La-Z-Boy and LADD have agreed to cooperate with each other and use their best efforts to take all actions and do all things necessary or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement.

      Employee Matters. In the merger agreement, La-Z-Boy and LADD have agreed to the following:

    . after completion of the merger, La-Z-Boy will cause LADD to honor all of its obligations under its executive retirement plan, its management deferred compensation plan, its executive employment agreements and, subject to certain limitations, its other employee plans;

    . the merger will result in a change in control of LADD under applicable LADD's stock option plans, executive employment agreements and supplemental retirement income plan for salaried employees;

    . for one year after completion of the merger, LADD employees who continue their employment will receive benefits, other than salary or incentive compensation, which, in the aggregate, are no less favorable than what they currently receive as employees of LADD;

    . with certain exceptions, LADD employees who continue their employment will receive full credit for eligibility, vesting, benefit accrual and determination of the level of benefits for their LADD service under the employee benefit plans of La-Z-Boy and its subsidiaries in which they participate following the merger to the extent that LADD recognized their service for these purposes before the merger;

    . if any payment made to a LADD employee or plan participant is subject to the excise tax the Internal Revenue Code imposes on "golden parachute" payments, La-Z-Boy will make an additional payment to that person in an amount equal to the total of (a) the excise tax, (b) any related interest or penalty and (c) all income taxes, any excise tax, and any related interest or penalty the person incurs because of having received the additional payment.

      Please see "Interests of Certain Persons in the Merger," beginning on page 58 for additional information on employee benefits matters covered in the merger agreement.

      Indemnification and Insurance of LADD Directors and Officers. La-Z-Boy has agreed that:

    . For six years after closing, it will indemnify former LADD directors, officers and employees for liabilities from their acts or omissions in those capacities occurring prior to closing to the extent provided under LADD's articles of incorporation and bylaws as in effect on September 28, 1999.

    . It will cause LADD to honor all indemnification agreements with its former directors, officers and employees in effect as of September 28, 1999.

    . For six years after closing, it will provide officers' and directors' liability insurance and employee practices insurance covering acts or omissions occurring prior to closing by each person currently covered by LADD's insurance policies. These La-Z-Boy policies must be no less favorable than the LADD policies in effect on September 28, 1999, except that La-Z-Boy will only be obligated to pay up to 200% of the annual premium paid by LADD for such insurance as of September 28, 1999.

      Certain Other Covenants. The merger agreement contains mutual covenants of the parties, the most significant of which is that each party agrees not to jeopardize the intended tax treatment of the merger.

REPRESENTATIONS AND WARRANTIES

      The merger agreement contains substantially reciprocal representations and warranties made by La-Z-Boy and LADD to each other. The most significant of these relate to:

    .  corporate authorization to enter into the contemplated transaction;

    . governmental approvals required in connection with the contemplated transaction;

    . absence of any breach of organizational documents, law or material agreements as a result of the contemplated transaction;

    .  capitalization;

    .  ownership of subsidiaries;

    .  accuracy of filings with the SEC;

    . financial statement information provided by it for inclusion in this proxy statement/prospectus;

    .  absence of material changes;

    .  absence of undisclosed material liabilities;

    .  absence of undisclosed material litigation;

    .  tax matters;

    .  employee benefits matters;

    .  compliance with laws;

    .  finders' or advisors' fees;

    .  environmental matters; and

    . absence of circumstances inconsistent with the intended tax treatment of the merger.

      In addition, LADD represents and warrants to La-Z-Boy as to other matters, including the shareholder vote required to approve the contemplated transaction and the inapplicability of the North Carolina antitakeover statutes. For information about the antitakeover statutes, see "Comparison of Shareholder Rights" on pages 78-81.

      The representations and warranties in the merger agreement do not survive the closing or termination of the merger agreement.

CONDITIONS TO THE COMPLETION OF THE MERGER

      Mutual Closing Conditions. The obligations of La-Z-Boy and LADD to complete the merger are subject to the satisfaction or, to the extent legally permissible, waiver of the following conditions:

    .  approval by the LADD shareholders;

    .  absence of legal prohibition on completion of the merger;

    . La-Z-Boy's registration statement on Form S-4, which includes this proxy statement/prospectus, being effective and not subject to any stop order by the SEC;

    . approval for the listing on the NYSE of the shares of La-Z-Boy common stock to be issued in the merger;

    . receipt of opinions of La-Z-Boy's and LADD's counsel that the merger will qualify as a tax-free reorganization (not waivable);

    . absence of a material adverse effect or any reasonable expectation of a material adverse effect on the other company during the period from September 28, 1999 until closing;

    . accuracy as of closing of the representations and warranties made by the other party to the extent specified in the merger agreement; and

    . performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing.

      Additional Closing Conditions for La-Z-Boy's Benefit. La-Z-Boy's obligation to complete the merger is subject to the following additional conditions:

    . there being no proceeding seeking to limit La-Z-Boy's ownership of LADD or to compel divestiture of assets, in either case to an extent that could reasonably be expected to result in a substantial detriment to La-Z-Boy and LADD taken as a whole;

    . there being no statute, regulation or order reasonably likely to result in such a substantial detriment;

    . all regulatory approvals for the merger being obtained on terms that are not reasonably likely to result in such a substantial detriment;

    .  receipt of specified third-party consents; and

    . receipt of the letters from LADD's affiliates described under "Federal Securities Law Consequences; Stock Transfer Restrictions" on page 74.

TERMINATION OF THE MERGER AGREEMENT

      Right to Terminate. The merger agreement may be terminated at any time prior to the closing in any of the following ways:

    (a) La-Z-Boy and LADD may terminate the merger agreement by mutual written consent.

    (b) Either La-Z-Boy or LADD may terminate the merger agreement if:

      . the merger has not been completed by March 31, 2000. However, that date becomes June 30, 2000 if the reason for not closing by March 31, 2000 is that we have not received all necessary regulatory and legal approvals by that date, except that LADD or La-Z-Boy may not terminate the agreement on the foregoing dates if the cause of the merger not being completed is its failure to fulfill its obligations;

      .  LADD shareholders do not approve the merger; or

      . a law or court order permanently prohibits the completion of the merger.

    (c) La-Z-Boy may terminate the merger agreement if the LADD board withdraws or modifies in a manner adverse to La-Z-Boy its approval or recommendation of the merger, breaches its agreement to call the LADD meeting or recommends a superior offer.

    (d) The merger agreement may be terminated by LADD if:

      . the LADD board authorizes LADD, subject to complying with the merger agreement, to enter into a binding written agreement concerning an acquisition proposal for at least a majority of the LADD stock on terms the LADD board determines, in good faith after consultation with its financial advisors, are more favorable to LADD shareholders than the merger, and LADD notifies La-Z-Boy in writing that it intends to enter into such an agreement, attaching the most current version of the agreement or a description of all its material terms and conditions;

      . La-Z-Boy does not make an offer, within three business days after receiving the notice, that the LADD board determines, in good faith after consultation with its financial advisors, is at least as favorable to the LADD shareholders as the superior proposal; and

      . LADD has paid La-Z-Boy the cash termination fee described under "--Termination Fees Payable by LADD" below.

      If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party has willfully breached the agreement. However, the provisions of the merger agreement relating to expenses and termination fees, as well as the confidentiality agreement entered into between La-Z-Boy and LADD, will continue in effect notwithstanding termination of the merger agreement.

      Termination Fees Payable by LADD. LADD has agreed to pay La-Z-Boy $7 million in cash in any of the following circumstances:

    (a) LADD terminates the merger agreement as described in paragraph (d) under "--Right to Terminate" above;

    (b) La-Z-Boy terminates the merger agreement as described in paragraph
        (c) under "--Right to Terminate" above, unless at the relevant time La-Z-Boy is in material breach in the manner described in the merger agreement; or

    (c) either La-Z-Boy or LADD terminates the merger agreement in circumstances where the following three conditions are met:

      .  LADD's shareholders do not vote in favor of the merger,

      . a third party has made a proposal for an alternative transaction, and

      . within twelve months of the termination of the merger agreement LADD enters into an agreement for an alternative transaction with that third party, or with another third party, at a value per LADD share higher than $20.20.

      In addition, if La-Z-Boy terminates the merger agreement as described in paragraph (c) under "--Right to Terminate" above or because LADD willfully breaches the agreement, or if La-Z-Boy becomes entitled to the fees described in paragraph (b) above, then LADD must pay all costs and expenses incurred by La-Z-Boy in connection with the merger agreement and the proposed merger. LADD's obligation to reimburse La-Z-Boy's expenses is not subject to any ceiling as to amount.

AMENDMENTS; WAIVERS

      Any provision of the merger agreement may be amended or waived prior to closing if the amendment or waiver is in writing and signed, in the case of an amendment, by LADD, La-Z-Boy and the merger subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective. After the approval of the merger agreement by the shareholders of LADD, no amendment or waiver that by law requires further approval by shareholders may be made without the further approval of such shareholders.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE

      The special meeting will be held on January 27, 2000 at 10:00 a.m., Eastern Standard Time, at Grandover Resort and Conference Center, One Thousand Club Road, Greensboro, North Carolina.

PURPOSE OF THE SPECIAL MEETING

      At the special meeting, you will be asked to approve and adopt the merger agreement and the merger. See "The Merger Transaction" beginning on page 14 and "Material Terms of the Merger Agreement" beginning on page 66.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

      Shareholders of record at the close of business on November 19, 1999, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. On the record date, 7,833,518 shares of our common stock were issued and outstanding.

      A quorum is necessary to have a valid meeting of shareholders. A majority of the shares of our common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the special meeting in order for a quorum to be established. Abstentions and broker "non-votes" count as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given. If a quorum is not present at the special meeting, we would expect the meeting to be adjourned or postponed to permit us to solicit additional proxies.

      Shareholders of record of our common stock on the record date are each entitled to one vote per share on the approval and adoption of the merger agreement and the merger.

VOTE NECESSARY TO APPROVE THE MERGER

      The approval of the merger agreement and the merger requires the affirmative vote of a majority of our shares of common stock outstanding on the record date. An abstention or a broker "non-vote" will have the same effect as a vote against the proposal to approve or adopt the merger agreement and the merger. Please note that if your broker holds your shares in street name, your broker may not be able to vote your shares on the merger proposal without instructions from you. You should contact your broker to determine the proper procedure for voting your shares held in street name. Without your instructions, a broker non-vote will occur on the merger proposal and will have the same effect as a vote against the approval and adoption of the merger agreement and the merger.

      The board of directors recommends that you vote FOR the merger proposal. When you consider this recommendation, you should be aware that members of LADD's board may have an interest in the merger that may be different from, or in addition to, your interest as a shareholder. See "Interests of Certain Persons in the Merger" on page 58.

SHARES BENEFICIALLY OWNED BY MANAGEMENT

      At the close of business on the record date, our directors and executive officers and their affiliates beneficially owned and were entitled to vote 48,048 shares of our common stock, which represented approximately 0.6% of the shares of our common stock outstanding on that date. Each of those directors and executive officers has indicated his present intention to vote, or cause to be voted, the shares of our common stock owned by him FOR the approval and adoption of the merger agreement and the merger.

SHARES HELD BY LADD'S 401(K) SAVINGS PLAN

      As of the record date, 163,541 shares of LADD's common stock were held by the LADD 401(k) savings plan. Pursuant to the terms of the plan, the trustee of the plan, Putnam Investments is entitled to vote the shares held by the plan as directed by the Corporate Benefits Committee appointed by LADD. The committee is composed of Messrs. Schuermann, Church, Creekmuir, Haley, Mitchell, Victor
D. Dyer and R. Rand Tucker. Because the committee is composed largely of LADD executive officers, it has engaged an independent fiduciary to consider the merger proposal. The independent fiduciary will direct the trustee to vote on the merger proposal in accordance with the fiduciary's judgment.

REPRESENTATIVES OF KPMG LLP

      Representatives of KPMG LLP are expected to be present at the meeting. These representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

VOTING OF PROXIES

Voting Your Proxy

      You may vote in person at the special meeting or by proxy. We recommend you vote by proxy even though you plan to attend the special meeting. You can always change your vote at the meeting. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

How to Vote By Proxy

      You may vote by proxy by completing signing, dating and returning your proxy card in the enclosed envelope.

Revoking Your Proxy

      You may revoke your proxy before it is voted by:

    .  sending in a new proxy with a later date;

    . notifying our Secretary in writing before the meeting that you have revoked your proxy; or

    .  voting in person at the special meeting.

      Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the special meeting as follows:

             4620 Grandover Parkway
             P.O. Box 26777
             Greensboro, North Carolina 27417-6777
             Telecopy: (336) 315-4399
             Attention: William S. Creekmuir, Secretary

Voting in Person

      If you plan to attend the special meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a proxy from your nominee authorizing you to vote the "street name" shares you owned on November 19, 1999, the record date for voting.

Confidential Voting

      Independent inspectors count the votes. Your individual vote is kept confidential from us except in the event of a contested proxy solicitation or as may be required by law. We may be informed whether a particular shareholder has voted and we will have access to any comment written on a proxy, ballot or other material and the identity of the commenting shareholder.

Proxy Solicitation

      LADD will pay the costs of soliciting proxies. In addition to solicitation by mail, its directors, officers and employees may also solicit proxies from shareholders by telephone, electronically or in person. LADD will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners.

      LADD has retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation. It will pay D.F. King & Co., Inc. a fee of $6,500 as compensation for its services and will reimburse it for its related out-of-pocket costs.

      DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. SHORTLY AFTER THE MERGER, THE EXCHANGE AGENT WILL SEND YOU TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES REPRESENTING SHARES OF OUR COMMON STOCK.

OTHER BUSINESS; ADJOURNMENT

      Under LADD's bylaws and North Carolina law, no other business may be brought before the special meeting.

      Adjournments of the special meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made at any time by shareholders representing a majority of the votes present or by proxy at the special meeting, regardless of whether a quorum exists, without further notice other than by an announcement made at the meeting. We do not currently intend to seek an adjournment of this special meeting.

        FEDERAL SECURITIES LAW CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

      All shares of La-Z-Boy common stock received by LADD shareholders in the merger will be freely transferable, except that shares of La-Z-Boy common stock received by persons who are deemed to be "affiliates" of LADD under the Securities Act of 1933 at the time of the meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of LADD for such purposes generally include individuals or entities that control, are controlled by or are under common control with LADD and include directors and executive officers of LADD. The merger agreement requires LADD to use its reasonable best efforts to cause each of its affiliates to execute a written agreement to the effect that they will not offer, sell or otherwise dispose of any of the shares of La-Z-Boy common stock issued to them in the merger in violation of the 1933 Act or the related SEC rules.

                     DESCRIPTION OF LA-Z-BOY CAPITAL STOCK

      The following is a summary of the material terms of the capital stock of La-Z-Boy and the provisions of its articles of incorporation and bylaws. It also summarizes relevant provisions of the Michigan Business Corporation Act, which we refer to as Michigan law. Since the terms of the articles of incorporation, bylaws and Michigan law are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and Michigan law. The following summary of the capital stock of La-Z-Boy is subject in all respects to applicable Michigan law, La-Z-Boy's articles of incorporation and its bylaws. If you would like to read La-Z-Boy's articles of incorporation or bylaws, these documents are on file with the SEC, as described under the heading "Where You Can Find More

Information" beginning on page 82. Additional information regarding the capital stock of La-Z-Boy is contained under the heading "Comparison of Shareholders Rights" beginning on page 78.

GENERAL

      The authorized capital stock of La-Z-Boy consists of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of November 30, 1999, there were 51,866,204 shares of La-Z-Boy common stock outstanding, and no shares of La-Z-Boy preferred stock were issued and outstanding.

COMMON STOCK

      All of the outstanding shares of La-Z-Boy common stock are fully paid and nonassessable.

      Voting Rights. Each holder of common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights.

      Dividends. Holders of common stock are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends, however, is subject to the rights of any holders of preferred stock of La-Z-Boy and the availability of sufficient funds under Michigan law to pay dividends.

      Liquidation Rights. In the event of the dissolution of La-Z-Boy, La-Z-Boy common shareholders will share ratably in the distribution of all assets that remain after it pays all of its liabilities and satisfies its obligations to the holders of any preferred stock.

      Preemptive and Other Rights. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities of La-Z-Boy. In addition, there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

      Transfer Agent. The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

PREFERRED STOCK

      The board of directors is authorized to issue shares of preferred stock at any time, without shareholder approval. It has the authority to determine all aspects of those shares, including the following:

    .  the designation and number of shares;

    . the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of capital stock of La-Z-Boy;

    .  the voting rights, if any;

    . the conversion or exchange privileges, if any, applicable to that series;

    . the redemption price or prices and the other terms of redemption, if any, applicable to that series; and

    . any purchase, retirement or sinking fund provisions applicable to that series.

      Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of La-Z-Boy common stock or for other corporate purposes.

PROVISIONS THAT MAY DISCOURAGE TAKEOVERS

      Michigan law and La-Z-Boy's articles of incorporation and bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of La-Z-Boy's directors and management and possibly deprive shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable Michigan law and La-Z-Boy's articles of incorporation and bylaws.

      Availability of Authorized but Unissued Shares. All of La-Z-Boy's preferred stock and a substantial amount of its common stock is, and after the merger will continue to be, authorized but unissued and not reserved for any particular purpose. The La-Z-Boy board of directors may issue shares of authorized common or preferred stock without shareholder approval. If they decide to issue shares to persons friendly to current management, they could render more difficult or discourage an attempt to obtain control of La-Z-Boy by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of La-Z-Boy, including dilution through a shareholder rights plan of the type commonly known as a "poison pill," which the board of directors could adopt without a shareholder vote.

      In addition, the board of directors could issue preferred shares having voting rights that adversely affect the voting power of common shareholders, which could have the effect of delaying, deferring or impeding a change of control of La-Z-Boy.

      Election of Directors; Filling Vacancies. La-Z-Boy's bylaws provide for a board of directors divided into two classes of three directors each and one class of four directors. Directors are elected by class for three-year, staggered terms. The bylaws delegate to incumbent directors the power to fill any vacancies on the board by a vote of two-thirds of the remaining directors. A person appointed to fill a vacancy holds office for the unexpired portion of the term of the director whose place was filled.

      Under Michigan law, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. The La-Z-Boy articles of incorporation do not provide for cumulative voting.

      Limitations on Nomination of Directors. Under La-Z-Boy's bylaws, in order for a shareholder to nominate a candidate for director, notice of the nomination must be given to La-Z-Boy not less than 90 days before the first anniversary of the preceding year's annual meeting. The shareholder submitting the notice of nomination must describe various matters as specified in the bylaws, including the name, age and address of each proposed nominee, his or her occupation, the number of shares held by the nominee and any other information that would be required under SEC rules in a proxy statement soliciting proxies for the election of the nominee.

      Limitation on Calling Special Meetings of Shareholders. Michigan law allows the board of directors or officers, directors or shareholders authorized in the corporation's bylaws to call special meetings of shareholders. The La-Z-Boy bylaws provide that a special meeting may be called by the La-Z-Boy board of directors or the President or Chairman of the Board of La-Z-Boy, and shall be called by the directors, President or Chairman of the Board of La-Z-Boy at the request of holders of not less than 75% of the capital stock entitled to vote at the proposed special meeting. Shareholders requesting a special meeting must state the purpose or purposes for which the meeting is to be held.

      Business Combination Restrictions in Articles. Under La-Z-Boy's articles of incorporation, La-Z-Boy may not consummate a business combination involving any entity that beneficially owns 10% or more of La-Z-Boy's common stock without the approval of holders of at least 67% of the outstanding stock entitled to vote in the election of directors, unless:

    . the business combination satisfies certain "fair price" and related conditions specified in the articles of incorporation;

    . a majority of the La-Z-Boy directors approved a memorandum of understanding concerning the business combination before the other party acquired 10% or more of La-Z-Boy's stock;

    . after the other party acquired 10% or more of La-Z-Boy's stock, the business combination is approved by a majority of continuing directors; or

    . the business combination relates to or is with a majority owned subsidiary of La-Z-Boy and will not change the proportionate voting and equity interests of La-Z-Boy's shareholders.

      A "business combination" includes:

    .  a merger;

    . a sale, exchange or lease of all or any substantial part of La-Z-Boy's assets; or

    . the issuance of voting securities of La-Z-Boy or rights to acquire voting securities if issued for any sort of consideration.

      A "continuing director" is:

    . any La-Z-Boy director who was a member of its board on the date these provisions of the articles of incorporation were adopted by La-Z-Boy's shareholders;

    . any other La-Z-Boy director elected by the La-Z-Boy shareholders prior to the time that the other entity involved in the proposed business combination became a 10%-or-more shareholder or who, if elected after that time, was elected on the recommendation of a majority of the continuing directors then in office to succeed another continuing director.

      High Vote Required to Amend Articles or Bylaws. La-Z-Boy's articles of incorporation provide that the business combination provisions described above may not be amended or repealed except by the vote of at least 67% of all shares of stock entitled to vote on the amendment, unless the amendment or repeal is approved and recommended to the shareholders by a majority of those members of the board who would then qualify as continuing directors. The articles of incorporation also require the vote of at least 67% of all shares entitled to vote in the election of directors for any amendment of La-Z-Boy's bylaws by its shareholders.

      Business Combination Statute. Chapter 7A of the Michigan Business Corporation Act provides that a business combination between a covered Michigan corporation and a 10%-or-more beneficial owner of voting shares may not take place for at least five years after the other party to the proposed business combination became a 10% shareholder, or at any later time unless certain price and other conditions are also satisfied, without approval:

    . by 90% of the votes of each class of stock entitled to be cast by the corporation's shareholders; and

    . by 2/3 of the votes of each class entitled to be cast, excluding shares beneficially owned by the other party to the proposed business combination.

      Chapter 7A "business combinations" include mergers, significant asset transfers, disproportionate issuances of shares, disproportionate reclassifications and recapitalizations and the adoption of a plan of liquidation or dissolution in which the other party would receive anything other than cash.

      Currently, Chapter 7A does not apply to La-Z-Boy. However, although its board has no present intention to take such an action, the chapter would permit the board at any time, by resolution and without a shareholder vote, to cause La-Z-Boy to become subject to the supermajority vote requirements of the chapter.

      Control Share Acquisition Statute. Chapter 7B of the Michigan Business Corporation Act takes away the normal voting rights of any shares of a covered Michigan corporation that are acquired in a control share acquisition unless, before or after the acquisition, the shareholders of the corporation approve those rights. Two votes are required for approval:

    .  a majority of votes cast by all holders of shares entitled to vote;
       and

    . a majority of all such votes cast, excluding shares controlled for voting purposes by the person that made or proposes to make the control share acquisition.

      Generally, a "control share acquisition" is an acquisition of outstanding voting shares of the corporation or the right to direct the vote of those shares which, when added to shares previously owned or controlled for voting purposes, would entitle the person, alone or as part of a group, to exercise or direct the exercise of voting power in the election of the corporation's directors within any of the following ranges of voting power:

    .  over 1/5 but less than 1/3,

    .  over 1/3 but less than a majority, or

    .  a majority.

      Chapter 7B applies to La-Z-Boy but permits a covered corporation to opt out of coverage by means of an amendment to its articles of incorporation or bylaws, including by a bylaw amendment adopted by directors. La-Z-Boy has not elected to be excluded from coverage. If it were to make that election in the future, it would be effective only for control share acquisitions occurring after the amendment making the election.

      Under Chapter 7B, unless otherwise provided in the articles of incorporation or bylaws of a covered corporation before a control share acquisition has occurred, if the corporation's shareholders approve full voting rights for the shares acquired in the acquisition and the acquiring person has acquired a majority of all voting power of the corporation, the corporation's shareholders other than the acquiring person would have dissenters' rights to receive the fair value of their shares from the corporation. In addition, if authorized in the covered corporation's articles of incorporation or bylaws before a control share acquisition has occurred, shares acquired in a control share acquisition are redeemable for their fair value at the option of the corporation during certain periods specified in the chapter. For each of these purposes, "fair value" is defined in the chapter as a value not less than the highest per share price paid by the acquiring person in the control share acquisition. Currently, neither La-Z-Boy's articles of incorporation nor its bylaws includes any provision that would eliminate dissenters' rights or would permit redemption of an acquiring person's shares in the circumstances described in this paragraph.

      "Anti-Greenmail" Statute. Michigan law prohibits a corporation that has shares registered on a national securities exchange, such as La-Z-Boy, from privately purchasing any of those shares at a per share price in excess of the average market price per share for the 30 business days prior to the date of purchase from any person holding more than 3% of its shares, if the person has owned the listed shares for less than two years, unless the purchase:

    . has been authorized in advance by the holders of the corporation's shares entitled to vote;

    . meets the requirements of a provision in the corporation's articles of incorporation permitting the purchase; or

    .  is otherwise authorized by Michigan law.

      La-Z-Boy's articles of incorporation do not contain any provisions relevant to this provision of Michigan law.

                        COMPARISON OF SHAREHOLDER RIGHTS

      Upon the completion of the merger, LADD shareholders will become owners of La-Z-Boy common stock, and their rights will be governed by the Michigan Business Corporation Act, which we refer to as Michigan law, and La-Z-Boy's articles of incorporation and bylaws. The rights of LADD shareholders are governed by the North Carolina Business Corporation Act, which we refer to as North Carolina law, and LADD's articles of incorporation and bylaws. In many respects the rights of the owners of shares of La-Z-Boy common stock are similar to those of owners of shares of LADD common stock, but there are some differences between those rights. The following is a summary of the material differences between those rights, but it does not purport to be a complete statement of all of those differences. For a more complete understanding of those differences, you should read carefully the relevant provisions of Michigan law, North Carolina law, La-Z-Boy's articles of incorporation and bylaws and LADD's articles of incorporation and bylaws. See "Where You Can Find More Information" on page 82.

  SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF OWNERS OF LA-Z-BOY
             COMMON STOCK AND RIGHTS OF OWNERS OF LADD COMMON STOCK

                                     LA-Z-BOY                          LADD
                          ------------------------------- -------------------------------
Authorized Capital        The authorized capital stock of The authorized capital stock of
Stock:                    La-Z-Boy is described under     LADD consists of 50,000,000
                          "Description of La-Z-Boy        shares of common stock and
                          Capital Stock--General" on page 500,000 shares of preferred
                          77.                             stock.

Number of Directors:      La-Z-Boy's bylaws set the total LADD's articles of
                          number of directors at ten.     incorporation provide that the
                                                          number of directors may not be
                                                          fewer than three. Its bylaws
                                                          permit any number of directors
                                                          from three through nine.
                                                          Currently, LADD's board has
                                                          seven directors.

Structure of Board:       La-Z-Boy has a classified       LADD does not have a classified
                          board. See "Description of La-  board. All directors are
                          Z-Boy Capital Stock--Provisions elected for a one-year term at that May Discourage Takeovers-- each annual meeting of LADD
                          Election of Directors; Filling  shareholders.
                          Vacancies" on page 76 .

Term of Director Chosen   See "Description of La-Z-Boy    Even if LADD's board were
to Fill a Vacancy on the  Capital Stock--Provisions That  changed to a classified board
Board:                    May Discourage Takeovers--      the term of office of a
                          Election of Directors; Filling  director chosen to fill a
                          Vacancies" on page 76.          vacancy in any class would
                                                          continue only until the next
                                                          annual meeting of shareholders.

Special Meetings of       See "Description of La-Z-Boy    Under LADD's bylaws, a special
Shareholders:             Capital Stock--Provisions that  meeting of shareholders may be
                          May Discourage Takeovers--      called at any time by the
                          Limitations on Calling Special  Chairman, the President, the
                          Meetings of Shareholders" on    Secretary or the board. The
                          page 76.                        bylaws do not require calling a
                                                          special meeting under any
                                                          circumstances.

Advance Notice:           La-Z-Boy's advance notice       No special procedures for
                          requirements are described      shareholder nominations of
                          under "Description of La-Z-Boy  prospective directors are
                          Capital Stock--Provisions that  specified in LADD's bylaws or
                          May Discourage Takeovers--      in its articles of
                          Limitations on Nomination of    incorporation.
                          Directors" on page 76.

Restrictions on Business  Both La-Z-Boy's articles of     LADD's articles of
Combinations:             incorporation and Chapter 7A of incorporation and bylaws do not
                          the Michigan law (which         impose any high vote
                          currently does not apply to La- requirements for business
                          Z-Boy) impose high vote         combinations. North Carolina
                          requirements and other          law has a provision requiring a
                          restrictions on business        high vote for business
                          combinations with 10%           combinations in some
                          shareholders. See "Description  circumstances, but LADD has
                          of La-Z-Boy Common Stock--      elected not to be subject to
                          Provisions that May Discourage  that provision.
                          Takeovers--Business Combination
                          Statute" on page 77.


                                    LA-Z-BOY                          LADD
                         ------------------------------- -------------------------------
Control Share            La-Z-Boy is subject to Michigan North Carolina law has a
Acquisitions:            law provisions on control share provision substantially similar acquisitions. See "Description  to the Michigan law provision,
                         of La-Z-Boy Capital Stock--     but LADD has elected not to be
                         Provisions that May Discourage  subject to it.
                         Takeovers--Control Share
                         Acquisition Statute" on page
                         77.

"Anti-Greenmail":        The "anti-greenmail" provisions North Carolina law contains no of Michigan law apply to La-Z-  comparable provision nor do
                         Boy. See "Description of La-Z-  LADD's articles of
                         Boy Capital Stock--Provisions   incorporation or bylaws.
                         that May Discourage Takeovers--
                         "Anti-Greenmail' Statute" on
                         page 78.

Indemnification:         La-Z-Boy's articles of          LADD's articles of
                         incorporation mandate           incorporation mandate
                         indemnification of its          indemnification of its
                         directors and officers and      directors, officers, employees
                         advancement of their defense    and agents and advancement of
                         expenses to the fullest extent  their defense expenses to the
                         permitted by Michigan law.      fullest extent permitted by
                                                         North Carolina law.

Derivative Proceedings:  Michigan law and North Carolina North Carolina law contains law are substantially the same  specified limitations on the
                         except as noted in the next     ability of a shareholder of a
                         column.                         public company to bring a
                                                         derivative action and
                                                         authorizes the court to require
                                                         the shareholder to post a bond
                                                         before proceeding.

Dissenters' Rights:      Shareholders of a Michigan      Although LADD shareholders do
                         corporation like La-Z-Boy,      not have dissenters' rights
                         whose shares are traded on a    with respect to the proposed
                         national securities exchange,   merger, they would have these
                         do not have dissenters' rights  rights under North Carolina law
                         unless the corporation          with respect to a merger or
                         voluntarily grants them.        statutory share exchange in
                                                         which they would receive any
                                                         consideration other than cash
                                                         or widely traded shares.

                      WHERE YOU CAN FIND MORE INFORMATION

      La-Z-Boy has filed with the SEC a registration statement under the Securities Act that registers the distribution of shares of its common stock to LADD shareholders in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about La-Z-Boy and LADD. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

      In addition, La-Z-Boy and LADD each files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room     New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.    7 World Trade Center       Citicorp Center
Room 1024                 Suite 1300                 500 West Madison Street
Washington, D.C. 20549    New York, New York 10048   Suite 1400
                                                     Chicago, Illinois 60661-
                                                     24511

      You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including La-Z-Boy and LADD, who file electronically with the SEC. The address of that site is http://www.sec.gov. You also can inspect reports, proxy statements and other information about La-Z-Boy at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows LADD to incorporate information by reference into this document. This means that LADD can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

      This document incorporates by reference the documents listed below that LADD previously has filed with the SEC. They contain important information about LADD and its financial condition.

                                                      DESCRIPTION, PERIOD OR
 LADD'S SEC FILINGS (FILE NO. 0-11577)                DATE
 ---------------------------------------------------- -------------------------
                                                      Year ended January 2,
 Annual Report on Form 10-K                            1999
                                                      Quarter ended April 3,
 Quarterly Report on Form 10-Q                         1999
                                                      Quarter ended July 3,
 Quarterly Report on Form 10-Q                         1999
                                                      Quarter ended October 2,
 Quarterly Report on Form 10-Q                         1999

 Form 10-Q/A-1 filed December 13, 1999                Amends Form 10-Q for
                                                       quarter ended October 2,
                                                       1999
 Current Report on Form 8-K, filed April 14, 1999     Discloses LADD's
                                                       financial results for
                                                       the first quarter
 Current Report on Form 8-K, filed July 15, 1999      Discloses LADD's
                                                       financial results for
                                                       the second quarter and
                                                       first half of 1999
 Current Report on Form 8-K, filed September 30, 1999 Discloses entering into the merger agreement and
                                                       related matters

                                                     DESCRIPTION, PERIOD OR
 LADD'S SEC FILINGS (FILE NO. 0-11577)               DATE
 --------------------------------------------------- --------------------------
 Current Report on Form 8-K, filed October 14, 1999  Discloses LADD's financial results for the third
                                                      quarter and first nine
                                                      months of 1999
 Current Report on Form 8-K, filed December 14, 1999 Discloses entering into
                                                      Amendment No. 1 to the
                                                      merger agreement.
 Definitive Proxy Statement on Schedule 14A          Definitive proxy statement
                                                      relating to 1999 annual
                                                      meeting of LADD's
                                                      shareholders (filed on
                                                      March 26, 1999)

      We incorporate by reference additional documents that LADD may file with the SEC between the date of this document and the date of the special meeting. These documents include periodic reports, which may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      You can obtain any of the documents incorporated by reference in this document through LADD or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from LADD without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from LADD at the following addresses:

                              LADD Furniture, Inc.
                             4620 Grandover Parkway
                                 P.O. Box 26777
                     Greensboro, North Carolina 27417-6777
                   Attention: William S. Creekmuir, Secretary
                         Telephone No.: (336) 294-5233

      If you would like to request documents, please do so by January 20, 2000 to receive them before the special meeting. If you request any incorporated documents, LADD will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

      We have not authorized anyone to give any information or make any representation about the merger of our companies that differs from, or adds to, the information in this document or in LADD's documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

      If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

      Information in this document about La-Z-Boy has been supplied by La-Z-Boy, and information about LADD has been supplied by LADD.

                                    EXPERTS

      The consolidated financial statements of La-Z-Boy as of April 24, 1999 and April 25, 1998 and for each of the three years in the period ended April 24, 1999 included in this proxy statement/prospectus, and the financial statement schedule included in the registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements and the related financial statement schedule of LADD that are incorporated in this proxy statement/prospectus by reference to LADD's Annual Report on

Form 10-K for the year ended January 2, 1999 have been so incorporated in reliance on the report of KPMG LLP, independent certified public accountants, also incorporated by reference in this proxy statement/prospectus, and on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

      Certain legal matters relating to the validity of the common stock offered by this proxy statement/prospectus and relating to federal income tax matters concerning the merger will be passed upon for La-Z-Boy by Miller, Canfield, Paddock and Stone, P.L.C., Detroit, Michigan. Rocque E. Lipford, a director of La-Z-Boy, is a principal in Miller, Canfield, Paddock and Stone, P.L.C. Certain legal matters relating to federal income tax matters concerning the merger will be passed upon for LADD by Kilpatrick Stockton LLP, Winston-Salem, North Carolina.

                      SUBMISSION OF SHAREHOLDER PROPOSALS

      LADD will hold an annual meeting in the year 2000 only if the merger has not already been completed. The deadline for receipt of a proposal to be considered for inclusion in the proxy statement for the 2000 annual meeting pursuant to SEC Rule 14a-8 was December 2, 1999. No shareholder proposals had been received as of that date. A shareholder planning to submit a proposal at the 2000 annual meeting outside the processes of Rule 14a-8 must give notice of the proposal to LADD no later than February 11, 2000 in order for the notice to be considered timely under the SEC's rules. If notice of such a proposal is not timely given, proxies for the meeting that are solicited by LADD's board will confer discretionary authority to vote on the proposal whether or not the proposal is specifically mentioned in the proxy. Any shareholder proposal should be directed to the attention of LADD's Secretary at LADD Furniture, Inc., Post Office Box 26777, Greensboro, North Carolina, 27417-6777.

                         INDEX TO FINANCIAL STATEMENTS

                             LA-Z-BOY INCORPORATED

             FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 24, 1999

Report of Independent Accountants--La-Z-Boy Incorporated..................   F-2
Consolidated Balance Sheet of La-Z-Boy at April 24, 1999 and April 25,
 1998.....................................................................   F-3
Consolidated Statement of Income of La-Z-Boy for the years ended April 24,
 1999, April 25, 1998 and April 26, 1997..................................   F-4
Consolidated Statement of Cash Flows of La-Z-Boy for the years ended April
 24, 1999,
 April 25, 1998 and April 26, 1997........................................   F-5
Consolidated Statement of Changes in Shareholders' Equity of La-Z-Boy for
 the years ended
 April 24, 1999, April 25, 1998 and April 26, 1997........................   F-6
Notes to Consolidated Financial Statements................................   F-7

                        UNAUDITED INTERIM FINANCIAL DATA

Condensed Consolidated Balance Sheet of La-Z-Boy at April 24, 1999,
 October 23, 1999
 and October 24, 1998.....................................................  F-19
Condensed Consolidated Statement of Income of La-Z-Boy for the three months ended
 October 23, 1999 and October 24, 1998; and the six months ended October
 24, 1998.................................................................  F-20
Condensed Consolidated Statement of Cash Flows of La-Z-Boy for the three months ended October 23, 1999 and October 24, 1998; and the Six months ended October 23, 1999
 and October 24, 1998 ....................................................  F-21
Notes to Condensed Consolidated Financial Statements......................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of La-Z-Boy Incorporated:

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity, including pages F-3 through F-18, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries (the "Company") at April 24, 1999 and April 25, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 24, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

Toledo, Ohio
May 20, 1999, except for Note
 13, which is as of November
 11, 1999

                             LA-Z-BOY INCORPORATED

                           CONSOLIDATED BALANCE SHEET

                                                                AS OF
                                                       ------------------------
                                                         4/24/99      4/25/98
                                                       -----------  -----------
                                                       (AMOUNTS IN THOUSANDS,
                                                          EXCEPT PAR VALUE)
ASSETS
Current assets
 Cash and equivalents................................  $    33,550  $    28,700
 Receivables, less allowance of $19,550 in 1999 and
  $16,605 in 1998....................................      265,157      238,260
 Inventories
  Raw materials......................................       47,197       43,883
  Work-in-process....................................       37,447       40,640
  Finished goods.....................................       34,920       30,193
                                                       -----------  -----------
   FIFO inventories .................................      119,564      114,716
   Excess of FIFO over LIFO..........................      (23,053)     (22,812)
                                                       -----------  -----------
    Total inventories................................       96,511       91,904
 Deferred income taxes...............................       20,028       16,679
 Income taxes........................................           --          936
 Other current assets................................       10,342        6,549
                                                       -----------  -----------
    Total current assets ............................      425,588      383,028
Property, plant and equipment, net...................      125,989      121,762
Goodwill, less accumulated amortization of $13,583 in
 1999 and
 $11,523 in 1998.....................................       46,985       49,413
Other long-term assets, less allowance of $6,077 in
 1999 and $4,034 in 1998.............................       31,230       26,148
                                                       -----------  -----------
    Total assets ....................................  $   629,792  $   580,351
                                                       ===========  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Current portion of long-term debt...................  $     2,001  $     4,822
 Current portion of capital leases...................          784        1,383
 Accounts payable....................................       45,419       36,703
 Payroll/other compensation..........................       53,697       39,617
 Income taxes........................................        4,103           --
 Other current liabilities...........................       26,424       25,764
                                                       -----------  -----------
    Total current liabilities........................      132,428      108,289
Long-term debt.......................................       62,469       66,434
Capital leases.......................................          219          819
Deferred income taxes................................        5,697        5,478
Other long-term liabilities..........................       14,064       11,122
Commitments and contingencies........................
Shareholders' equity
 Preferred shares--5,000 authorized; 0 issued........           --           --
 Common shares, $1 par value--150,000 authorized;
  52,340 issued in 1999 and 53,551 in 1998*..........       52,340       53,551
 Capital in excess of par value......................       31,582       29,262
 Retained earnings*..................................      332,934      306,445
 Currency translation adjustments....................       (1,941)      (1,049)
                                                       -----------  -----------
    Total shareholders' equity.......................      414,915      388,209
                                                       -----------  -----------
    Total liabilities and shareholders' equity.......  $   629,792  $   580,351
                                                       ===========  ===========

--------
*Restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September, 1998.

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED

                        CONSOLIDATED STATEMENT OF INCOME

                                                    FISCAL YEAR ENDED
                                             ----------------------------------
                                              4/24/99     4/25/98     4/26/97
                                             ----------  ----------  ----------
                                              (AMOUNTS IN THOUSANDS, EXCEPT
                                                     PER SHARE DATA)
Sales....................................... $1,287,645  $1,108,038  $1,005,825
Cost of sales...............................    946,731     825,312     744,662
                                             ----------  ----------  ----------
  Gross profit..............................    340,914     282,726     261,163
Selling, general and administrative.........    234,075     205,523     187,230
                                             ----------  ----------  ----------
  Operating profit..........................    106,839      77,203      73,933
Interest expense............................      4,440       4,157       4,376
Interest income.............................      2,181       2,021       1,770
Other income................................      2,658       4,207       2,508
                                             ----------  ----------  ----------
  Pretax income.............................    107,238      79,274      73,835
Income tax expense
  Federal--current..........................     41,286      28,467      26,247
     --deferred.............................     (4,727)     (2,046)     (1,699)
    State--current..........................      5,114       3,287       4,304
     --deferred.............................       (577)       (354)       (314)
                                             ----------  ----------  ----------
Total tax expense...........................     41,096      29,354      28,538
                                             ----------  ----------  ----------
Net income.................................. $   66,142  $   49,920  $   45,297
                                             ==========  ==========  ==========
Diluted weighted average shares* ...........     53,148      53,821      54,575
Diluted net income per share*............... $     1.24  $     0.93  $     0.83
Basic average shares*.......................     52,890      53,654      54,324
Basic net income per share*................. $     1.25  $     0.93  $     0.83

--------
*Restated to reflect a three-for-one stock split, in the form of a 200% stock dividend, effective September, 1998.



  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                      FISCAL YEAR ENDED
                                                  ----------------------------
                                                  4/24/99   4/25/98   4/26/97
                                                  --------  --------  --------
                                                    (AMOUNTS IN THOUSANDS)
Cash flows from operating activities
  Net income..................................... $ 66,142  $ 49,920  $ 45,297
  Adjustments to reconcile net income to net cash
   provided by operating activities
    Depreciation and amortization................   22,081    21,021    20,382
    Change in receivables........................  (26,875)  (14,090)   (8,178)
    Change in inventories........................   (4,607)   (6,918)      421
    Change in other assets and liabilities.......   28,287     2,374     4,254
    Change in deferred taxes.....................   (3,130)    3,177    (2,014)
                                                  --------  --------  --------
      Total adjustments..........................   15,756     5,564    14,865
                                                  --------  --------  --------
      Cash provided by operating activities......   81,898    55,484    60,162
Cash flows from investing activities
  Proceeds from disposals of assets..............      401     1,585     1,527
  Capital expenditures...........................  (25,316)  (22,016)  (17,778)
  Change in other investments....................   (4,895)  (16,066)   (8,596)
                                                  --------  --------  --------
      Cash used for investing activities.........  (29,810)  (36,497)  (24,847)
Cash flows from financing activities
  Long-term debt.................................       --    35,000        --
  Retirements of debt ...........................   (6,786)  (24,653)   (5,640)
  Capital leases.................................      204        --        --
  Capital lease principal payments...............   (1,403)   (2,017)   (2,114)
  Stock for stock option plans...................    6,431     5,748     4,213
  Stock for 401(k) employee plans................    1,902     1,704     1,568
  Purchases of La-Z-Boy stock ...................  (30,460)  (16,391)  (20,751)
  Payment of cash dividends .....................  (16,417)  (15,029)  (14,142)
                                                  --------  --------  --------
    Cash used for financing activities ..........  (46,529)  (15,638)  (36,866)
Effect of exchange rate changes on cash..........     (709)      (31)     (127)
                                                  --------  --------  --------
Net change in cash and equivalents...............    4,850     3,318    (1,678)
Cash and equivalents at beginning of the year....   28,700    25,382    27,060
                                                  --------  --------  --------
Cash and equivalents at end of the year.......... $ 33,550  $ 28,700  $ 25,382
                                                  ========  ========  ========
Cash paid during the year
  --Income taxes................................. $ 44,842  $ 29,025  $ 28,670
  --Interest..................................... $  4,340  $  4,235  $  4,437


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                     CAPITAL            CURRENCY
                                       IN                TRANS-
                                     EXCESS              LATION
                            COMMON   OF PAR   RETAINED  ADJUST-
                            SHARES    VALUE   EARNINGS   MENTS     TOTAL
                           --------  -------  --------  --------  --------
                                     (AMOUNTS IN THOUSANDS)
At April 27, 1996......... $ 18,385  $28,016  $297,750  $(  775)  $343,376
  Purchases of La-Z-Boy
   stock..................     (693)           (20,058)            (20,751)
  Currency translation....                                 (223)      (223)
  Stock options/401(k)....      216     (319)    5,884               5,781
  Dividends paid..........                     (14,142)            (14,142)
  Net income..............                      45,297              45,297
                           --------  -------  --------  -------   --------
At April 26, 1997.........   17,908   27,697   314,731     (998)   359,338
  Purchases of La-Z-Boy
   stock .................     (484)           (15,907)            (16,391)
  Currency translation....                                  (51)       (51)
  Stock options/401(k)....      333    1,110     6,008               7,451
  Acquisition related.....       93      455     2,423               2,971
  Dividends paid..........                     (15,029)            (15,029)
  Net income..............                      49,920              49,920
                           --------  -------  --------  -------   --------
At April 25, 1998.........   17,850   29,262   342,146   (1,049)   388,209
  Three-for-one stock
   split..................   35,700            (35,700)                 --
  Purchases of La-Z-Boy
   stock .................   (1,700)           (28,760)            (30,460)
  Currency translation....                                 (892)      (892)
  Stock options/401(k)....      490    2,320     5,523               8,333
  Dividends paid..........                     (16,417)            (16,417)
  Net income..............                      66,142              66,142
                           --------  -------  --------  -------   --------
At April 24, 1999......... $ 52,340  $31,582  $332,934  $(1,941)  $414,915
                           ========  =======  ========  =======   ========




  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ACCOUNTING POLICIES

      The Company operates primarily in the U.S. furniture industry. The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Principles of Consolidation

      The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its subsidiaries. All significant intercompany transactions have been eliminated. Certain non-U.S. subsidiaries are consolidated on a one-month lag.

Risks and Uncertainties

      The consolidated financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Actual results could differ from those estimates.

Cash and Equivalents

      For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

      Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis.

Property, Plant and Equipment

      Items capitalized, including significant betterments to existing facilities, are recorded at cost. Depreciation is computed using primarily accelerated methods over the estimated useful lives of the assets.

Goodwill

      The excess of the cost of operating companies acquired over the value of their net tangible assets is amortized on a straight-line basis over 30 years from the date of acquisition.

      Goodwill is evaluated periodically as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on profitability projections and cash flow analysis. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then the asset is written down to fair value.

Revenue Recognition

      Revenue is recognized upon shipment of product.

Income Taxes

      Income tax expense is provided on all revenue and expense items included in the consolidated statement of income, regardless of the period such items are recognized for income tax purposes.

                             LA-Z-BOY INCORPORATED

Earnings per Share

      Basic net income per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share uses the weighted-average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. This includes employee stock options. The information below has been restated for a three-for-one stock split.

                                                           FISCAL YEAR ENDED
                                                        -----------------------
                                                        4/24/99 4/25/98 4/26/97
                                                        ------- ------- -------
                                                        (AMOUNTS IN THOUSANDS)
      Weighted average common shares outstanding
       (Basic)......................................... 52,890  53,654  54,324
      Effect of options................................    258     167     251
                                                        ------  ------  ------
        Weighted average common shares outstanding
         (Diluted)..................................... 53,148  53,821  54,575
                                                        ======  ======  ======

NOTE 2: ACQUISITIONS

      On April 1, 1998, the Company acquired all of the capital stock of Sam Moore Furniture Industries, Incorporated, a manufacturer of upholstered furniture. For the year ended December 31, 1997, Sam Moore Furniture Industries' sales were $33 million.

      During fiscal year 1998, La-Z-Boy acquired the remaining 25% of the ordinary share capital of Centurion Furniture plc, a furniture manufacturer located in England. Sales for their year ended March 31, 1997 were $12 million.

      The consolidated April 1998 financial statements include the operations of Distincion Muebles, a furniture manufacturer located in Mexico. Annual sales for the year ended March 30, 1998 were $1.9 million.

NOTE 3: CASH AND EQUIVALENTS

                                                          4/24/99     4/25/98
                                                        ----------- -----------
                                                        (AMOUNTS IN THOUSANDS)
      Certificates of deposit.......................... $    19,900 $    13,000
      Cash in bank.....................................      10,704      10,714
      Commercial paper.................................       1,878       3,963
      Marketable securities............................       1,068       1,023
                                                        ----------- -----------
        Total cash and equivalents..................... $    33,550 $    28,700
                                                        =========== ===========

      The Company invests in certificates of deposit with a bank whose board of directors includes two members of the Company's board of directors. At the end of fiscal years 1999 and 1998, $15 million and $13 million, respectively, was invested in this bank's certificates.

                             LA-Z-BOY INCORPORATED

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

                                           LIFE
                                            IN   DEPRECIATION
                                           YEARS    METHOD    4/24/99  4/25/98
                                           ----- ------------ -------- --------
                                                  (AMOUNTS IN THOUSANDS)
Machinery and equipment...................    10      200%DB  $124,835 $114,502
Buildings and building fixtures........... 15-30      150%DB   116,601  116,145
Information systems.......................   3-5  150-200%DB    23,228   20,738
Transportation equipment..................     5          SL    15,685   15,606
Land and land improvements................  0-20      150%DB    13,514   12,937
Network and production tracking systems...  5-10          SL     4,881    2,407
Other.....................................  3-10     Various    23,923   18,048
                                                              -------- --------
                                                               322,667  300,383
  Less: accumulated depreciation..........                     196,678  178,621
                                                              -------- --------
    Property, plant and equipment, net....                    $125,989 $121,762
                                                              ======== ========

                    DB= Declining Balance SL = Straight Line

NOTE 5: DEBT AND CAPITAL LEASE OBLIGATIONS

                                          INTEREST
                                            RATES   MATURITIES 4/24/99  4/25/98
                                          --------- ---------- -------  -------
                                                 (AMOUNTS IN THOUSANDS)
Private placement........................ 6.5%-8.8%  1999-08   $36,875  $38,750
Industrial revenue bonds................. 3.1%-3.9%  2000-14    27,400   28,500
La-Z-Boy notes...........................        --       --        --    2,492
Other debt............................... 5.0%-7.0%  1999-00       195    1,514
                                          ---------  -------   -------  -------
Total debt...............................                       64,470   71,256
  Less: current portion..................                        2,001    4,822
                                                               -------  -------
     Long-term debt......................                      $62,469  $66,434
                                                               =======  =======
Weighted average interest rate...........                          5.3%     5.8%
Fair value of debt.......................                      $65,522  $71,352

      The Company has a $75 million unsecured revolving credit line through August 2002, requiring interest only payments through August 2002 and requiring principal payment in August 2002. The credit agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios. There were no draws outstanding at April 24, 1999 and April 25, 1998.

      On April 22, 1998, the Company obtained $35 million through the sale of unsecured senior notes in a private placement. The principal on the notes is payable at the end of 10 years and has an interest rate of 6.47%. The agreement also includes covenants that, among other things, require the Company to maintain certain financial statement ratios.

      Proceeds from industrial revenue bonds were used to finance the construction of manufacturing facilities. These arrangements require the Company to insure and maintain the facilities and make annual payments that include interest. The bonds are secured by the facilities constructed from the bond proceeds.

      The Company leases equipment (primarily trucks used as transportation equipment) under capital leases expiring at various dates through fiscal year 2004. The majority of the leases include bargain purchase options.

                             LA-Z-BOY INCORPORATED

      Maturities of debt and lease obligations for the five years subsequent to April 24, 1999 are $3 million, $1 million, $5 million, $0 and $0, respectively. As of April 24, 1999, the Company had remaining unused lines of credit and commitments of $113 million under several credit arrangements.

NOTE 6: FINANCIAL GUARANTEES

      La-Z-Boy has provided financial guarantees relating to loans and leases in connection with some proprietary stores. The amounts of the unsecured guarantees are shown in the following table. Because almost all guarantees are expected to retire without being funded, the contract amounts are not estimates of future cash flows.

                                                                 4/24/99 4/25/98
                                                                 ------- -------
                                                                    (CONTRACT
                                                                   AMOUNTS IN
                                                                   THOUSANDS)
      Loan guarantees........................................... $17,193 $23,567
      Lease guarantees.......................................... $ 5,649 $ 5,122

      Most guarantees require periodic payments to the Company in exchange for the guarantee. Terms of current guarantees generally range from one to five years.

      The guarantees have off-balance-sheet credit risk because only the periodic payments and accruals for probable losses are recognized until the guarantee expires. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

NOTE 7: STOCK OPTION PLANS

      The Company's shareholders adopted an employee Incentive Stock Option Plan that provides grants to certain employees to purchase common shares of the Company at not less than their fair market value at the date of grant. Options are for five years and become exercisable at 25% per year beginning one year from the date of grant. The Company is authorized to grant options for up to 7,500,000 common shares.

                                              WEIGHTED
                                NUMBER OF     AVERAGE
                                 SHARES    EXERCISE PRICE
                                ---------  --------------
      Outstanding at April 27,
       1996...................  1,597,650      $ 9.01
      Granted.................         --          --
      Exercised...............   (362,142)       7.61
      Expired or cancelled....    (10,977)       9.04
                                ---------
      Outstanding at April 26,
       1997...................  1,224,531        9.43
      Granted.................    860,865       11.60
      Exercised...............   (677,316)       9.36
      Expired or cancelled....    (67,521)      10.42
                                ---------
      Outstanding at April 25,
       1998...................  1,340,559       10.87
      Granted.................    422,220       17.58
      Exercised...............   (314,814)       9.86
      Expired or cancelled....    (43,779)      13.82
                                ---------
      Outstanding at April 24,
       1999...................  1,404,186       13.02
                                =========
      Exercisable at April 24,
       1999...................    499,761      $10.51
      Shares available for
       grants at April 24,
       1999...................  6,132,000

                             LA-Z-BOY INCORPORATED

      The options outstanding at April 24, 1999 have exercise prices ranging from $9.00-$13.23 for 996,726 shares and $17.58 for 407,460 shares and a weighted-average remaining contractual life of 2.9 years.

      The Company's shareholders have also adopted Restricted Share Plans. Under one plan, the Compensation Committee of the Board of Directors is authorized to offer for sale up to an aggregate of 750,000 common shares to certain employees. Under a second plan, up to an aggregate of 150,000 common shares are authorized for sale to non-employee directors. Under the Restricted Share Plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a director. In the event of an employee's termination during the escrow period, the shares must be sold back to the Company at the employee's cost.

      Shares aggregating 3,000 were granted and issued during both fiscal year 1999 and 1998, under the directors' plan. Shares remaining for future grants under the directors' plans amounted to 96,000 at April 24, 1999. Shares aggregating 67,350 and 69,180 were granted and issued during the fiscal years 1999 and 1998, respectively, under the employee Restricted Share Plan. Shares remaining for future grants under the above plan amounted to 613,470 at April 24, 1999.

      The Company's shareholders have also adopted a Performance-Based Restricted Stock Plan. This plan authorizes the Compensation Committee of the Board of Directors to award up to an aggregate of 1,200,000 shares to key employees. Grants of shares are based on achievement of goals over a three-year performance period. Any award made under the plan will be at the sole discretion of the committee after judging all relevant factors. At April 24, 1999, performance awards were outstanding pursuant to which up to approximately 327,000 shares may be issued in fiscal years 2000 through 2002 for the three outstanding target awards, depending on the extent to which certain specified performance objectives are met. The cost of performance awards are expensed over the performance period. In 1999, 48,945 shares were issued.

      As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

      Had the Company elected to recognize compensation cost for incentive stock options based on the fair value method of accounting prescribed by SFAS No. 123, the after tax expense relating to the stock options would have been $0.7 million in 1999, $0.3 million in 1998 and $0.2 million in 1997. Pro forma net income and earnings per share would have been as follows:

                                                        4/24/99 4/25/98 4/26/97
                                                        ------- ------- -------
                                                        (AMOUNTS IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
      Net income....................................... $65,424 $49,575 $45,104
      Diluted net income per share..................... $  1.23 $  0.92 $  0.83
      Basic net income per share ...................... $  1.24 $  0.92 $  0.83

      The pro forma effect on net income is not representative of the pro forma effect on net income that will be disclosed in future years as required by SFAS No. 123 because it does not take into consideration pro forma compensation expense relating to grants made prior to 1996.

                             LA-Z-BOY INCORPORATED

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                         4/24/99 4/25/98 4/26/97
                                                         ------- ------- -------
      Risk free interest rate...........................  5.15%    5.6%    6.4%
      Dividend rate.....................................   1.6%    1.6%    2.4%
      Expected life in years............................   4.4     4.6     4.6
      Stock price volatility............................    39%     23%     25%

NOTE 8: RETIREMENT/WELFARE

      The Company has contributory and non-contributory retirement plans covering substantially all factory employees.

      Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Cash contributions to a trust are made annually based on profits.

      The Company has established a non-qualified deferred compensation plan for eligible highly compensated employees called a SERP (Supplemental Executive Retirement Plan).

      The Company provides executive life insurance to certain highly compensated employees. Such employees are not eligible for current contributions to the profit sharing plan or the SERP.

      The Company offers voluntary 401(k) retirement plans to eligible employees within U.S. operating divisions. Currently over 60% of eligible employees are participating in the plans. The Company makes matching contributions based on specific formulas. For most divisions, this match is made in La-Z-Boy stock.

      The Company maintains defined benefit pension plans for eligible factory hourly employees.

                             LA-Z-BOY INCORPORATED

      The funded status of the pension was as follows (for the fiscal years ended):

                                                               4/24/99  4/25/98
                                                               -------  -------
                                                                 (AMOUNTS IN
                                                                 THOUSANDS)
      Change in benefit obligation
        Benefit obligation at beginning of year............... $39,948  $32,011
          Service cost........................................   2,785    1,903
          Interest cost.......................................   3,739    2,508
          Amendments and new plans............................   5,889      474
          Benefits paid.......................................  (2,051)  (1,663)
          Acquisition of Sam Moore............................      --    4,715
                                                               -------  -------
            Benefit obligation at end of year.................  50,310   39,948
      Change in plan assets
        Fair value of plan assets at beginning of year........  53,545   41,568
          Actual return on plan assets........................   5,458    9,439
          Employer contribution...............................   1,214       --
          Benefits paid.......................................  (2,051)  (1,663)
          Acquisition of Sam Moore............................      --    4,201
                                                               -------  -------
            Fair value of plan assets at end of year..........  58,166   53,545
      Funded status...........................................   7,856   13,597
        Unrecognized actuarial gain...........................  (3,133)  (9,218)
        Unamortized prior service cost........................     795      724
                                                               -------  -------
          Prepaid benefit cost................................ $ 5,518  $ 5,103
                                                               =======  =======

      The actuarially determined net periodic pension cost and retirement costs are computed as follows (for the fiscal years ended):

                                                      4/24/99  4/25/98  4/26/97
                                                      -------  -------  -------
                                                      (AMOUNTS IN THOUSANDS)
      Service cost................................... $ 2,785  $1,903   $1,767
      Interest cost..................................   3,739   2,508    2,270
      Actual return on plan assets...................  (5,458) (9,439)  (5,475)
      Net amortization and deferral..................    (278)  5,843    2,381
                                                      -------  ------   ------
        Net periodic pension cost....................     788     815      943
      Profit sharing/SERP............................   6,851   6,035    5,999
      401(k).........................................   2,174   1,661    1,625
      Other..........................................     652     968      882
                                                      -------  ------   ------
        Total retirement costs....................... $10,465  $9,479   $9,449
                                                      =======  ======   ======

      The expected long-term rate of return on plan assets was 8.0% for fiscal years 1999, 1998 and 1997. The weighted-average discount rate used in determining the actuarial present value of projected benefit obligations was 6.8% for fiscal year 1999 and 7.5% for fiscal years 1998 and 1997. Vested benefits included in the projected benefit obligation were $40 million and $32 million at April 24, 1999 and April 25, 1998, respectively. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

      The Company's pension plan funding policy is to contribute annually at least the amount necessary so that the plan assets exceed the projected benefit obligation.

                             LA-Z-BOY INCORPORATED

      While in total the Company is overfunded, at April 24, 1999, there are two plans with pension benefit obligations of $6.7 million and pension plan assets of $5.5 million which are included in the tables shown.

NOTE 9: HEALTH CARE

      The Company offers eligible employees an opportunity to participate in group health plans. Participating employees make required premium payments through pretax payroll deductions. Health-care expenses were as follows (for the fiscal years ended):

                                                      4/24/99  4/25/98  4/26/97
                                                      -------  -------  -------
                                                      (AMOUNTS IN THOUSANDS)
      Gross health care.............................. $37,698  $32,020  $30,831
      Participant payments...........................  (9,406)  (7,531)  (6,393)
                                                      -------  -------  -------
        Net health care.............................. $28,292  $24,489  $24,438
                                                      =======  =======  =======

      The Company makes annual provisions for any current and future retirement health-care costs which may not be covered by retirees' collected premiums.

                             LA-Z-BOY INCORPORATED

NOTE 10: INCOME TAXES

      The primary components of the Company's deferred tax assets and liabilities were as follows:

                                                         4/24/99      4/25/98
                                                       -----------  -----------
                                                       (AMOUNTS IN THOUSANDS)
Current
Deferred income tax assets/(liabilities)
  Bad debt............................................ $    10,942  $     9,393
  Warranty............................................       6,054        4,938
  Workers' compensation...............................       1,662        1,838
  SERP/other..........................................       1,626        1,794
  Inventory...........................................       1,429        1,795
  State income tax....................................       1,366          926
  Stock options.......................................       1,653        1,069
  Receivables--mark to market.........................      (7,904)      (8,700)
  Other...............................................       3,382        3,813
  Valuation allowance.................................        (182)        (187)
                                                       -----------  -----------
    Total current deferred tax assets.................      20,028       16,679
Noncurrent
Deferred income tax assets/(liabilities)
  Pension ............................................      (2,985)      (2,506)
  Property, plant and equipment.......................      (2,943)      (3,110)
  Net operating losses................................         907          842
  Other...............................................         360          246
  Valuation allowance.................................      (1,036)        (950)
                                                       -----------  -----------
    Total noncurrent deferred tax liabilities.........      (5,697)      (5,478)
                                                       -----------  -----------
      Net deferred tax asset.......................... $    14,331  $    11,201
                                                       ===========  ===========

      The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate are as follows (for the fiscal years ended):

                                                         4/24/99 4/25/98 4/26/97
                                                         ------- ------- -------
                                                          (% OF PRETAX INCOME)
Statutory tax rate......................................  35.0%   35.0%   35.0%
Increase (reduction) in taxes resulting from:
  State income taxes net of federal benefit.............   2.7     2.4     3.5
  Tax credits...........................................  (0.1)   (0.2)   (0.4)
  Goodwill..............................................   0.7     0.8     0.9
  Unutilized loss carryforwards.........................   0.1    (0.5)    0.1
  Miscellaneous items...................................  (0.1)   (0.5)   (0.4)
                                                          ----    ----    ----
  Effective tax rate....................................  38.3%   37.0%   38.7%
                                                          ====    ====    ====

                             LA-Z-BOY INCORPORATED

NOTE 11: SEGMENTS

      The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective April 26, 1998. Following the provisions of SFAS No. 131, La-Z-Boy Incorporated is reporting segment sales and operating income in the same format reviewed by the Company's management (the "management approach"). La-Z-Boy Incorporated has two reportable segments:
Residential upholstery and Residential casegoods.

      The Residential upholstery segment is comprised of operating divisions that primarily manufacture and sell upholstered furniture to dealers. Upholstered furniture includes recliners, sofas, occasional chairs and reclining sofas that are mostly or fully covered with fabric, leather or vinyl. The operating divisions included in the Residential upholstery segment are La-Z-Boy Residential, England/Corsair, Sam Moore, Centurion and Distincion Muebles.

      The Residential casegoods segment is comprised of operating divisions that primarily manufacture and sell hardwood or hardwood veneer furniture to dealers. Casegoods furniture includes dining room tables and chairs, bed frames and bed boards, dressers, coffee tables and end tables that are mostly constructed of hardwoods or veneers. The operating divisions included in the Residential casegoods segment are Kincaid and Hammary.

      The primary difference between the upholstery and the casegoods segments is in the manufacturing area. In general, upholstery manufacturing requires lower capital expenditures per dollar of sales than casegoods but higher labor costs. Equipment needs and manufacturing processes are different in many key areas and product costs reflect these significant differences. Upholstery typically uses plywood or other "frame" (not exposed) wood which requires less detailing and uses some different manufacturing methods than casegoods wood processing. Casegoods requires more extensive automated equipment for drying, processing, cutting, sanding and finishing exposed hardwood and veneer products. Wood and related wood processing costs for upholstery (or total frame costs) are a much smaller percentage of total unit costs in upholstery than casegoods. Upholstery's largest costs are related to the purchased cost of fabric (or leather, vinyl, etc.), cutting fabric, sewing the fabric and upholstering the fabric and other materials to the frame; whereas casegoods manufacturing typically has none of these costs or processes. Upholstery also extensively uses filler materials such as polyurethane foam for cushioning and appearance whereas casegoods manufacturing typically has none of these costs or processes. Also, in "motion" upholstery products, which are a large portion of La-Z-Boy's total upholstery sales, there are metal mechanism processes and costs vs. none in casegoods.

      The Other category is comprised of additional operating divisions reviewed for performance by management including business furniture operations, logistics operations, financing, retail and other operations.

      The Company's largest customer is less than 3% of consolidated sales.

                             LA-Z-BOY INCORPORATED

      The accounting policies of the operating segments are the same as those described in Note 1. Segment operating profit is based on profit or loss from operations before interest income and expense, other income and income taxes. Certain corporate costs are allocated to the segments based on revenues and identifiable assets. Identifiable assets are cash and cash equivalents, notes and accounts receivable, FIFO inventories and net property, plant and equipment. Segment information used to evaluate segments is as follows (for the fiscal years ended):

                                             4/24/99     4/25/98     4/26/97
                                            ----------  ----------  ----------
                                                 (AMOUNTS IN THOUSANDS)
Net revenues
  Residential upholstery................... $1,015,162  $  850,495  $  772,049
  Residential casegoods....................    198,969     186,968     170,561
  Other....................................    150,435      90,849      78,670
  Eliminations.............................    (76,921)    (20,274)    (15,455)
                                            ----------  ----------  ----------
    Consolidated...........................  1,287,645   1,108,038   1,005,825
                                            ==========  ==========  ==========
Operating profit
  Residential upholstery...................     99,542      70,462      63,872
  Residential casegoods....................     11,787       7,425       8,143
  Other....................................       (802)      2,754       2,883
  Unallocated corporate costs &
   eliminations............................     (3,688)     (3,438)       (965)
                                            ----------  ----------  ----------
    Consolidated...........................    106,839      77,203      73,933
                                            ==========  ==========  ==========
Depreciation and amortization
  Residential upholstery...................     13,995      12,196      11,465
  Residential casegoods....................      3,806       3,992       3,925
  Other....................................      2,999       3,334       3,383
  Corporate & eliminations.................      1,281       1,499       1,609
                                            ----------  ----------  ----------
    Consolidated...........................     22,081      21,021      20,382
                                            ==========  ==========  ==========
Capital expenditures
  Residential upholstery...................     19,388      16,556      10,714
  Residential casegoods....................      4,248       3,420       6,032
  Other....................................      3,609       2,263       1,032
  Corporate & eliminations.................     (1,929)       (223)         --
                                            ----------  ----------  ----------
    Consolidated...........................     25,316      22,016      17,778
                                            ==========  ==========  ==========
Assets
  Residential upholstery...................    399,803     363,160     313,492
  Residential casegoods....................     97,804      94,019      96,064
  Other....................................     54,900      48,839      45,670
  Corporate & eliminations.................     (8,252)     (2,580)       (164)
  Unallocated assets.......................     85,537      76,913      73,345
                                            ----------  ----------  ----------
    Consolidated........................... $  629,792  $  580,351  $  528,407
                                            ==========  ==========  ==========
Sales by country
  United States............................         93%         94%         94%
  Canada and other.........................          7%          6%          6%
                                            ----------  ----------  ----------
                                                   100%        100%        100%
                                            ==========  ==========  ==========

                             LA-Z-BOY INCORPORATED

NOTE 12: CONTINGENCIES

      The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resultant liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

      The Company has been named as a potentially responsible party (PRP) at six environmental clean-up sites. Based on a review of all currently known facts and the Company's experience with previous environmental clean-up sites, management does not anticipate that future expenditures for environmental clean-up sites will have a material adverse effect on the Company.

NOTE 13: SUBSEQUENT EVENTS

      The Company acquired Bauhaus U.S.A., Inc., a manufacturer of upholstered furniture primarily marketed to department stores, on June 1, 1999 for approximately $57 million in cash. Bauhaus' sales for its fiscal year ended August 31, 1998 were approximately $85 million. Bauhaus' operations are included in the Company's results of operations since the acquisition date.

      On September 28, 1999, the Company signed a definitive agreement to acquire LADD Furniture, Inc., a publicly traded furniture manufacturer, in a stock-for-stock merger in which LADD shareholders would receive approximately
9.2 million shares of La-Z-Boy common stock (excluding shares issuable on the exercise of LADD employee stock options) valued at approximately $191 million as of that date. LADD's sales for its fiscal year ended January 2, 1999 were approximately $571 million. The transaction will be accounted for as a purchase. It is subject to approval by LADD's shareholders.

      On November 11, 1999, the Company signed a definitive agreement to acquire Alexvale Furniture, Inc., a manufacturer of medium priced upholstered furniture, for approximately $17 million in cash and La-Z-Boy common stock. Alexvale's sales for its fiscal year ended April 30, 1999 were approximately $61 million. The transaction will be accounted for as a purchase.

                             LA-Z-BOY INCORPORATED

                      CONDENSED CONSOLIDATED BALANCE SHEET

                    (AMOUNTS IN THOUSANDS, EXCEPT PAR VALUE)

                                                     UNAUDITED         AUDITED
                                              ----------------------- ---------
                                              OCTOBER 23, OCTOBER 24, APRIL 24,
                                                 1999        1998       1999
                                              ----------- ----------- ---------
Current assets
 Cash and equivalents........................  $ 12,769    $ 22,721   $ 33,550
 Receivables.................................   281,651     256,328    265,157
 Inventories
   Raw materials.............................    56,139      47,847     47,197
   Work-in-process...........................    43,354      39,118     37,447
   Finished goods............................    43,388      35,627     34,920
                                               --------    --------   --------
   FIFO inventories..........................   142,881     122,592    119,564
   Excess of FIFO over LIFO..................   (23,303)    (22,712)   (23,053)
                                               --------    --------   --------
     Total inventories.......................   119,578      99,880     96,511
 Deferred income taxes.......................    22,660      19,396     20,028
 Other current assets........................    11,510       5,889     10,342
                                               --------    --------   --------
   Total current assets......................   448,168     404,214    425,588
Property, plant and equipment, net...........   143,006     119,660    125,989
Goodwill.....................................    89,271      48,017     46,985
Other long-term assets.......................    39,719      29,847     31,230
                                               --------    --------   --------
   Total assets..............................  $720,164    $601,738   $629,792
                                               ========    ========   ========
Current liabilities
 Current portion--long-term debt.............  $  1,585    $  4,726   $  2,001
 Current portion--capital leases.............       844       1,099        784
 Accounts payable............................    59,506      50,693     45,419
 Payroll/other compensation..................    44,641      39,063     53,697
 Income taxes................................     5,818       6,885      4,103
 Other current liabilities...................    29,393      26,491     26,424
                                               --------    --------   --------
   Total current liabilities.................   141,787     128,957    132,428
Long-term debt...............................   119,594      63,319     62,469
Capital leases...............................     1,485         300        219
Deferred income taxes........................     4,995       5,454      5,697
Other long-term liabilities..................    14,554      11,912     14,064
Commitments and contingencies................
Shareholders' equity
 Common shares, $1 par ......................    52,143      52,909     52,340
 Capital in excess of par....................    32,543      30,328     31,582
 Retained earnings ..........................   354,795     310,417    332,934
 Currency translation........................    (1,732)     (1,858)    (1,941)
                                               --------    --------   --------
   Total shareholders' equity................   437,749     391,796    414,915
                                               --------    --------   --------
   Total liabilities and shareholders'
    equity...................................  $720,164    $601,738   $629,792
                                               ========    ========   ========

      The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              THREE MONTHS       SIX MONTHS
                                                  ENDED             ENDED
                                            ----------------- -----------------
                                               (UNAUDITED)       (UNAUDITED)
                                            ----------------- -----------------
                                            OCT. 23, OCT. 24, OCT 23,  OCT. 24,
                                              1999     1998     1999     1998
                                            -------- -------- -------- --------
Sales...................................... $387,736 $334,831 $709,395 $603,711
Cost of sales..............................  286,520  245,062  527,546  450,493
                                            -------- -------- -------- --------
  Gross profit.............................  101,216   89,769  181,849  153,218
Selling, general and administrative........   62,920   59,510  121,896  110,798
                                            -------- -------- -------- --------
  Operating profit.........................   38,296   30,259   59,953   42,420
Interest expense...........................    1,866    1,164    3,305    2,351
Interest income............................      610      471    1,206    1,048
Other income...............................      927      865    1,708    1,220
                                            -------- -------- -------- --------
  Pretax income............................   37,967   30,431   59,562   42,337
Income tax expense.........................   14,697   11,984   22,999   16,706
                                            -------- -------- -------- --------
  Net income............................... $ 23,270 $ 18,447 $ 36,563 $ 25,631
                                            ======== ======== ======== ========
Diluted average shares.....................   52,625   53,425   52,610   53,543
Diluted earnings per share................. $   0.44 $   0.35 $   0.69 $   0.48
Basic earnings per share................... $   0.44 $   0.35 $   0.70 $   0.48
Dividends per share........................ $   0.08 $   0.08 $   0.16 $   0.15


      The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (AMOUNTS IN THOUSANDS.)

                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                 ----------------------- -----------------------
                                 OCTOBER 23, OCTOBER 24, OCTOBER 23, OCTOBER 24,
                                    1999        1998        1999        1998
                                 ----------- ----------- ----------- -----------
Cash Flows from Operating
 Activities
  Net income...................    $23,270    $ 18,447    $ 36,563    $ 25,631
  Adjustments to reconcile net
   income to net cash provided
   by operating activities
    Depreciation and
     amortization..............      6,348       5,936      12,128      11,353
    Change in receivables......    (57,931)    (60,025)     (7,931)    (17,454)
    Change in inventories......     (6,365)      1,393     (17,979)     (7,975)
    Change in other assets and
     liabilities...............     17,657      31,233         261      21,424
    Change in deferred taxes...     (2,575)     (2,815)     (2,554)     (2,742)
                                   -------    --------    --------    --------
      Total adjustments........    (42,866)    (24,278)    (16,075)      4,606
                                   -------    --------    --------    --------
      Cash Provided/(Used) by
       Operating Activities....    (19,596)     (5,831)     20,488      30,237
Cash Flows from Investing
 Activities
  Proceeds from disposals of
   assets......................        483          88         550         293
  Capital expenditures.........     (8,384)     (4,128)    (21,952)     (8,233)
  Acquisition of operating
   division, net of cash
   acquired....................       (365)        --      (58,681)        --
  Change in other investments..     (2,147)       (537)     (2,313)     (2,427)
                                   -------    --------    --------    --------
      Cash Used for Investing
       Activities..............    (10,413)     (4,577)    (82,396)    (10,367)
Cash Flows from Financing
 Activities
  Long-term debt...............        --          --       57,000         --
  Retirements of debt..........       (102)       (120)     (2,806)     (3,211)
  Capital leases...............        935         --          935         --
  Capital lease principal
   payments....................       (116)       (361)       (202)       (803)
  Stock for stock option
   plans.......................      2,012       3,237       4,183       4,688
  Stock for 401(k) employee
   plans.......................        512         458       1,199         837
  Purchase of La-Z-Boy stock...     (4,804)    (11,160)    (10,946)    (18,763)
  Payment of cash dividends....     (4,189)     (4,263)     (8,374)     (8,006)
                                   -------    --------    --------    --------
      Cash Provided/(Used) for
       Financing Activities....     (5,752)    (12,209)     40,989     (25,258)
Effect of exchange rate changes
 on cash.......................        426        (281)        138        (591)
                                   -------    --------    --------    --------
Net change in cash and
 equivalents...................    (35,335)    (22,898)    (20,781)     (5,979)
Cash and equivalents at
 beginning of period...........     48,104      45,619      33,550      28,700
                                   -------    --------    --------    --------
Cash and equivalents at end of
 period........................    $12,769    $ 22,721    $ 12,769    $ 22,721
                                   =======    ========    ========    ========
Cash paid during period--Income
 taxes                             $21,018    $  7,403    $ 23,307    $  7,878
           --Interest..........    $ 2,180    $    588    $  2,666    $  1,131

      For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these statements.

                             LA-Z-BOY INCORPORATED

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

      The condensed consolidated financial information is prepared in conformity with generally accepted accounting principles and such principles are applied on a basis consistent with those reflected in the Company's 1999 Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission. The financial information included herein, other than the condensed consolidated balance sheet as of April 24, 1999, has been prepared by management without audit by independent certified public accountants. The condensed consolidated balance sheet as of July 24, 1999 has been prepared on a basis consistent with, but does not include all the disclosures contained, in the audited consolidated financial statements for the year ended April 24, 1999. The information furnished includes all adjustments and accruals consisting only of normal recurring accrual adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim period.

2. INTERIM RESULTS

      The foregoing interim results are not necessarily indicative of the results of operations for the full fiscal year ending April 29, 2000.

3. EARNINGS PER SHARE

      Basic earnings per share is computed using the weighted-average number of shares outstanding during the period. Diluted earnings per share uses the weighted-average number of shares outstanding during the period plus the additional common shares that would be outstanding if the dilutive potential common shares issuable under employee stock options were issued.

                                  THREE MONTHS ENDED       SIX MONTHS ENDED
                                ----------------------- -----------------------
                                OCTOBER 23, OCTOBER 24, OCTOBER 23, OCTOBER 24,
                                   1999        1998        1999        1998
                                ----------- ----------- ----------- -----------
                                            (AMOUNTS IN THOUSANDS)
Weighted average common shares
 outstanding (basic)..........    52,324      53,121      52,305      53,250
Effect of options.............       301         304         305         293
                                  ------      ------      ------      ------
Weighted average common shares
 outstanding (diluted)........    52,625      53,425      52,610      53,543
                                  ======      ======      ======      ======

                             LA-Z-BOY INCORPORATED

4. SEGMENT INFORMATION

      The Company's reportable operating segments are Residential upholstery and Residential casegoods. Financial results of the Company's operating segments for the three and six months ended October 23, 1999 and October 24, 1998 are as follows:

                                   THREE MONTHS ENDED      SIX MONTHS ENDED
                                 ----------------------- ---------------------
                                 OCTOBER 23, OCTOBER 24, OCTOBER 23,  OCTOBER
                                    1999        1998        1999     24, 1998
                                 ----------- ----------- ----------- ---------
                                            (AMOUNTS IN THOUSANDS)
      Net revenues
        Residential
         upholstery............   $314,186    $262,727    $569,274   $ 469,361
        Residential casegoods..     53,810      52,314     104,063      97,889
        Other..................     45,023      38,595      83,600      68,089
        Eliminations...........    (25,283)    (18,805)    (47,542)    (31,628)
                                  --------    --------    --------   ---------
          Consolidated.........   $387,736    $334,831    $709,395    $603,711
                                  ========    ========    ========   =========
      Operating profit
        Residential
         upholstery............   $ 34,483    $ 27,862    $ 53,075   $  39,553
        Residential casegoods..      4,533       2,741       9,627       5,321
        Other..................        734       1,054       1,164         277
        Unallocated corporate
         costs and
         eliminations..........     (1,454)     (1,398)     (3,913)     (2,731)
                                  --------    --------    --------   ---------
          Consolidated.........   $ 38,296    $ 30,259    $ 59,953   $  42,420
                                  ========    ========    ========   =========

                                                                         ANNEX A




                          AGREEMENT AND PLAN OF MERGER

                                  dated as of

                               September 28, 1999

                                     among

                              LADD FURNITURE, INC.

                                      and

                             LA-Z-BOY INCORPORATED

                                      and

                             LZB ACQUISITION CORP.

      (CONFORMED TO REFLECT AMENDMENT NO. 1 DATED AS OF DECEMBER 13, 1999)

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ARTICLE 1 THE MERGER......................................................  A-1
SECTION 1.01. The Merger..................................................  A-1
SECTION 1.02. Conversion of Shares........................................  A-1
SECTION 1.03. Surrender and Payment.......................................  A-2
SECTION 1.04. Stock Options...............................................  A-3
SECTION 1.05. Adjustments.................................................  A-4
SECTION 1.06. Fractional Shares...........................................  A-4
SECTION 1.07. Withholding Rights..........................................  A-4
SECTION 1.08. Lost Certificates...........................................  A-4
SECTION 1.09. Shares Held by Company Affiliates...........................  A-4
ARTICLE 2 CERTAIN GOVERNANCE MATTERS......................................  A-5
SECTION 2.01. Articles of Incorporation of the Surviving Corporation......  A-5
SECTION 2.02. Bylaws of the Surviving Corporation.........................  A-5
SECTION 2.03. Directors and Officers of the Surviving Corporation.........  A-5
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................  A-5
SECTION 3.01. Corporate Existence and Power...............................  A-5
SECTION 3.02. Corporate Authorization.....................................  A-5
SECTION 3.03. Governmental Authorization..................................  A-6
SECTION 3.04. Non-Contravention...........................................  A-6
SECTION 3.05. Capitalization of the Company...............................  A-6
SECTION 3.06. Subsidiaries................................................  A-7
SECTION 3.07. SEC Filings.................................................  A-7
SECTION 3.08. Financial Statements........................................  A-8
SECTION 3.09. Disclosure Documents........................................  A-8
SECTION 3.10. Absence of Certain Changes..................................  A-8
SECTION 3.11. No Undisclosed Material Liabilities.........................  A-9
SECTION 3.12. Litigation..................................................  A-9
SECTION 3.13. Taxes.......................................................  A-9
SECTION 3.14. Employee Benefit Plans...................................... A-10
SECTION 3.15. Compliance with Laws........................................ A-11
SECTION 3.16. Finders' or Advisors' Fees.................................. A-11
SECTION 3.17. Environmental Matters....................................... A-11
SECTION 3.18. Opinion of Financial Advisor................................ A-11
SECTION 3.19. Tax Treatment............................................... A-11
SECTION 3.20. Takeover Statutes........................................... A-12
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ACQUIROR...................... A-12
SECTION 4.01 Corporate Existence and Power................................ A-12
SECTION 4.02. Corporate Authorization..................................... A-12

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                            PAGE
                                                                            ----
SECTION 4.03. Governmental Authorization................................... A-12
SECTION 4.04. Non-Contravention............................................ A-12
SECTION 4.05. Capitalization............................................... A-13
SECTION 4.06. Subsidiaries................................................. A-13
SECTION 4.07. SEC Filings.................................................. A-14
SECTION 4.08. Financial Statements......................................... A-14
SECTION 4.09. Disclosure Documents......................................... A-14
SECTION 4.10. Absence of Certain Changes................................... A-15
SECTION 4.11. No Undisclosed Material Liabilities.......................... A-15
SECTION 4.12. Litigation................................................... A-15
SECTION 4.13. Taxes........................................................ A-15
SECTION 4.14. Employee Benefit Plans....................................... A-16
SECTION 4.15. Compliance with Laws......................................... A-16
SECTION 4.16. Finders' or Advisors' Fees................................... A-16
SECTION 4.17. Environmental Matters........................................ A-16
SECTION 4.18. Tax Treatment................................................ A-17
ARTICLE 5 COVENANTS OF THE COMPANY......................................... A-17
SECTION 5.01. Conduct of the Company....................................... A-17
SECTION 5.02. Company Stockholder Meeting; Proxy Material.................. A-19
SECTION 5.03. Other Offers................................................. A-19
ARTICLE 6 COVENANTS OF ACQUIROR............................................ A-20
SECTION 6.01. Conduct of Acquiror.......................................... A-20
SECTION 6.02. Obligations of Merger Subsidiary............................. A-21
SECTION 6.03. Form S-4..................................................... A-21
SECTION 6.04. Stock Exchange Listing....................................... A-21
SECTION 6.05. Director, Officer and Employee Liability..................... A-21
SECTION 6.06. Employee Benefits............................................ A-21
ARTICLE 7 COVENANTS OF ACQUIROR AND THE COMPANY............................ A-23
SECTION 7.01. Reasonable Best Efforts...................................... A-23
SECTION 7.02. Certain Filings.............................................. A-23
SECTION 7.03. Access to Information........................................ A-23
SECTION 7.04. Public Announcements......................................... A-24
SECTION 7.05. Further Assurances........................................... A-24
SECTION 7.06. Notices of Certain Events.................................... A-24
SECTION 7.07. Affiliates................................................... A-24
SECTION 7.08. Tax Treatment................................................ A-24
ARTICLE 8 CONDITIONS TO THE MERGER......................................... A-25
SECTION 8.01. Conditions to the Obligations of Each Party.................. A-25

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                          PAGE
                                                                          ----
SECTION 8.02. Conditions to the Obligations of Acquiror and Merger
 Subsidiary.............................................................. A-25
SECTION 8.03. Conditions to the Obligations of the Company............... A-26
ARTICLE 9. TERMINATION................................................... A-27
SECTION 9.01. Termination................................................ A-27
SECTION 9.02. Effect of Termination...................................... A-27
ARTICLE 10 MISCELLANEOUS................................................. A-28
SECTION 10.01. Notices................................................... A-28
SECTION 10.02. Non-Survival of Representations and Warranties............ A-28
SECTION 10.03. Amendments; No Waivers.................................... A-28
SECTION 10.04. Expenses.................................................. A-29
SECTION 10.05. Successors and Assigns.................................... A-29
SECTION 10.06. Governing Law............................................. A-29
SECTION 10.07. Jurisdiction.............................................. A-30
SECTION 10.08. Waiver of Jury Trial...................................... A-30
SECTION 10.09. Counterparts; Effectiveness............................... A-30
SECTION 10.10. Entire Agreement.......................................... A-30
SECTION 10.11. Captions; Construction of Certain Contract Provisions..... A-30
SECTION 10.12. Severability.............................................. A-30

 EXHIBITS (omitted)
 A   --  Form of Affiliate's Letter
 B-1 --  Form of La-Z-Boy Representation Letter
 B-2 --  Form of LADD Representation Letter

                          AGREEMENT AND PLAN OF MERGER
      (CONFORMED TO REFLECT AMENDMENT NO. 1 DATED AS OF DECEMBER 13, 1999)

      AGREEMENT AND PLAN OF MERGER dated as of September 28, 1999 among LADD FURNITURE, INC., a North Carolina corporation (the "Company"), LA-Z-BOY INCORPORATED, a Michigan corporation ("Acquiror"), and LZB ACQUISITION CORP., a newly-formed Michigan corporation and a wholly-owned first-tier subsidiary of Acquiror ("Merger Subsidiary").

      WHEREAS, the respective Boards of Directors of Acquiror, Merger Subsidiary and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Subsidiary with and into the Company on the terms and conditions set forth herein;

      WHEREAS, for United States federal income tax purposes, it is intended that the Merger contemplated by this Agreement qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder;

      NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants, and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE 1
                                   THE MERGER

      SECTION 1.01. THE MERGER. (a) At the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company in accordance with the requirements of the laws of the States of North Carolina and Michigan, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation").

      (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary will file a certificate of merger with the appropriate officials and offices of the States of North Carolina and Michigan and make all other filings or recordings required by law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed or at such later time as is specified in the certificate of merger (the "Effective Time").

      (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary, all as provided under applicable law.

      (d) The closing of the Merger (the "Closing") shall take place (i) at the offices of Miller, Canfield, Paddock and Stone, P.L.C., 150 West Jefferson, Suite 2500, Detroit, Michigan, as soon as practicable, but in any event within three business days after the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as the Company and Acquiror may agree in writing (the "Closing Date").

      SECTION 1.02. CONVERSION OF SHARES. (a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof:

          (i) each share of common stock, par value $0.30 per share, of the Company (the "Shares") held by the Company as treasury stock or owned by Acquiror or any subsidiary of Acquiror immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

          (ii) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

          (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.02(a)(i), be converted into the right to receive 1.18 (the "Exchange Ratio") shares of fully paid and nonassessable common stock, $1.00 par value, of Acquiror ("Acquiror Common Stock").

      (b) All Acquiror Common Stock issued as provided in this Section 1.02 shall be of the same class and shall have the same terms as the currently outstanding Acquiror Common Stock.

      (c) From and after the Effective Time, all Shares converted in accordance with Section 1.02(a)(iii) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (as defined below), as applicable, and any dividends payable pursuant to Section 1.03(f). From and after the Effective Time, all certificates representing the common stock of Merger Subsidiary shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with Section 1.02(a)(ii).

      (d) The Acquiror Common Stock to be received as consideration pursuant to the Merger by each holder of Shares (together with cash in lieu of fractional shares of Acquiror Common Stock as specified below) is referred to herein as the "Merger Consideration."

      (e) For purposes of this Agreement, the word "Subsidiary" when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries. For purposes of this Agreement, "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

      SECTION 1.03. SURRENDER AND PAYMENT. (a) Prior to the Effective Time, Acquiror shall appoint an agent reasonably acceptable to the Company (the "Exchange Agent") for the purpose of exchanging certificates representing Shares (the "Certificates") for the Merger Consideration. Acquiror will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Shares. Promptly after the Effective Time, Acquiror will send, or will cause the Exchange Agent to send, to each holder of record at the Effective Time of Shares, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Acquiror may reasonably agree, for use in effecting delivery of Shares to the Exchange Agent.

      (b) Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive the Merger Consideration in respect of the Shares represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

      (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

      (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of Shares one year after the Effective Time shall be returned to Acquiror, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Acquiror for payment of the Merger Consideration in respect of his Shares. Notwithstanding the foregoing, Acquiror shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property laws. Any amounts remaining unclaimed by holders of Shares three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.

      (f) No dividends or other distributions with respect to Acquiror Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the Acquiror Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Acquiror Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Acquiror Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Acquiror Common Stock, all Acquiror Common Stock to be issued pursuant to the Merger (but not options therefor issued pursuant to Section 1.04 unless actually exercised at the Effective Time) shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

      SECTION 1.04. STOCK OPTIONS. (a) At the Effective Time, each outstanding option to purchase Shares (a "Company Stock Option") granted under the Company's plans identified in Schedule 1.04 (collectively, the "Company Stock Option Plans"), whether vested or not vested, shall be deemed assumed by Acquiror and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option prior to the Effective Time, the number (rounded up to the nearest whole number) of shares of Acquiror Common Stock determined by multiplying (x) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio, at a price per share of Acquiror Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share otherwise purchasable pursuant to such Company Stock Option divided by (B) the Exchange Ratio; provided, however, that in the case of any Company Stock Option to which Section 422 of the Code applies, the adjustments provided for in this Section shall be effected in a manner consistent with the requirements of Section 424(a) of the Code. In addition, prior to the Effective Time, the Company will make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section. The Company represents that no consents are necessary to give effect to the transactions contemplated by this Section.

      (b) Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery pursuant to the terms set forth in this Section 1.04.

      (c) At the Effective Time, each award or account (including stock equivalents and stock units, but excluding Company Stock Options) outstanding as of the date hereof ("Company Award") that has been established, made or granted under any employee incentive or benefit plans, programs or arrangements and non-employee director plans maintained by the Company on or prior to the date hereof which provide for grants of equity-based awards or equity-based accounts shall be amended or converted into a similar instrument of Acquiror, in each case with such adjustments to the terms and conditions of such Company Awards as are appropriate to preserve the value inherent in such Company Awards with no detrimental effects on the holders thereof. The other terms and conditions of each Company Award, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms and conditions, including any provisions for acceleration or vesting. The Company represents that there are no Company Awards or Company Stock Options other than those reflected in Section 3.05.

      (d) At the Effective Time, Acquiror shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Acquiror Common Stock subject to options and other equity-based awards issued pursuant to this Section 1.04, and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or "blue sky" laws, for so long as such options or other equity-based awards remain outstanding.

      (e) Acquiror shall take such actions as may be necessary so that, from and after the Effective Time, each option on Acquiror Common Stock issued pursuant to this Section 1.04 in respect of a Company Stock Option that was issued under the Company's stock option plan for non-employee directors will be subject to a plan that provides the holder of such option with substantially the same rights and benefits as he had under the Company's plan. Such actions may include amending an existing Acquiror stock option plan or adopting a new stock option plan to accommodate such options.

      SECTION 1.05. ADJUSTMENTS. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Acquiror or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such event.

      SECTION 1.06. FRACTIONAL SHARES. No fractional shares of Acquiror Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional share of Acquiror Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.06, a cash payment, without interest, in lieu of such fractional share of Acquiror Common Stock (after taking into account all Certificates delivered by such holder) in an amount equal to such fractional part of a share of Acquiror Common Stock multiplied by the average of the closing prices of Acquiror's Common Stock on the New York Stock Exchange (the "NYSE") on the five business days immediately preceding the Closing Date.

      SECTION 1.07. WITHHOLDING RIGHTS. Each of the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Acquiror, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Acquiror, as the case may be.

      SECTION 1.08. LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Shares represented by such Certificates as contemplated by this Article.

      SECTION 1.09. SHARES HELD BY COMPANY AFFILIATES. Anything to the contrary herein notwithstanding, any shares of Acquiror Common Stock (or certificates therefor) issued to affiliates of the Company pursuant to Section 1.03 shall be subject to the restrictions described in Exhibit A, and such shares (or certificates therefor) shall bear a legend describing such restrictions.

                                   ARTICLE 2
                           CERTAIN GOVERNANCE MATTERS

      SECTION 2.01. ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION. The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable law.

      SECTION 2.02. BYLAWS OF THE SURVIVING CORPORATION. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

      SECTION 2.03. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Acquiror that:

      SECTION 3.01. CORPORATE EXISTENCE AND POWER. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina, and has all corporate powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement, a "Material Adverse Effect" with respect to any Person means a material adverse effect on the financial condition, business, liabilities, properties, assets or results of operations, taken as a whole, of such Person and its Subsidiaries, taken as a whole, but excluding the effects of any events or states of facts relating to the furniture industry in general and not relating specifically to the business of the Company or Acquiror, as the case may be. The Company has heretofore delivered to Acquiror true and complete copies of the Company's certificate of incorporation and bylaws as currently in effect.

      SECTION 3.02. CORPORATE AUTHORIZATION. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for any required approval by the Company's stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. The affirmative vote of holders of the outstanding Shares having votes representing a majority of the votes of all Shares is the only vote of the holders of any of the Company's capital stock necessary in connection with consummation of the Merger. Assuming due authorization, execution and delivery of this Agreement by Acquiror and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      (b) The Company's Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company's stockholders, (ii) approved and adopted this Agreement and approved the consummation by the Company of the transactions contemplated hereby (including the Merger), and

(iii) resolved (subject to Section 5.02) to recommend approval and adoption of this Agreement and approval of the Merger by its stockholders.

      SECTION 3.03. GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with North Carolina law and Michigan law,
(b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (c) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), (d) compliance with any applicable requirements of the 1933 Act and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.04. NON-CONTRAVENTION. Except as set forth in Schedule 3.04, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 3.02, contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any material agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries. For purposes of this Agreement, "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 3.13) not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Acquiror Balance Sheet or the Company Balance Sheet, as the case may be) or (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like lien arising in the ordinary course of business. Except as disclosed in Schedule 3.04, neither the Company nor any Subsidiary of the Company is a party to any agreement that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit Acquiror or any Subsidiary of Acquiror after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time.

      SECTION 3.05. CAPITALIZATION OF THE COMPANY. The authorized capital stock of the Company consists of 50,000,000 Shares and 500,000 shares of $100 par value preferred stock (the "Company Preferred Stock"). As of the close of business on July 3, 1999, there were outstanding 7,825,783 Shares, and employee stock options to purchase an aggregate of 903,252 Shares (of which options to purchase an aggregate of 434,950 Shares were exercisable) and Company Awards (other than outstanding restricted stock) with respect to an aggregate of 4,762.0383 Shares, and no shares of Company Preferred Stock nor options with respect thereto were outstanding. The Shares are the only class of the Company's capital stock entitled to vote. The number of outstanding Shares is subject to change before the Effective Time through the exercise of currently outstanding stock options. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since the close of business on July 3, 1999 resulting from the exercise of employee stock options outstanding on such date or options or stock-based awards granted as permitted by Section 5.01, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (c) except for its obligations to make matching contributions under the terms of its 401(k) plan, no options, warrants or other rights to acquire from the Company, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses 3.05(a), 3.05(b) and 3.05(c) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

      SECTION 3.06. SUBSIDIARIES. (a) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All "significant subsidiaries," as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act (each, a "Significant Subsidiary") of the Company and their respective jurisdictions of incorporation are identified in the Company's annual report on Form 10-K for the fiscal year ended January 2, 1999 (the "Company 10-K") or in Schedule 3.06(a).

      (b) Except as set forth in the Company 10-K, all of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear (except as set forth in Schedule 3.06(b)) of any material Lien and free of any other material limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Significant Subsidiary of the Company or (ii) options, warrants or other rights to acquire from the Company or any of its Significant Subsidiaries, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Significant Subsidiary of the Company, obligating the Company or any of its Significant Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of the Company or obligating the Company or any Significant Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment except, in any such case under clause (i) or (ii), to the extent relating to an insignificant equity interest in any Significant Subsidiary (the items in clauses 3.06(b)(i) and 3.06(b)(ii) being referred to collectively as the "Company Subsidiary Securities"). Except as set forth on Schedule 3.06(b), there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities.

      SECTION 3.07. SEC FILINGS. (a) The Company has delivered to Acquiror (i) its annual reports on Form 10-K for its fiscal years ended December 28, 1996, January 3, 1998 and January 2, 1999, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after January 2, 1999, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since January 2, 1999, and
(iv) all of its other reports, statements, schedules and registration statements filed with the SEC since January 2, 1999 (the documents referred to in this Section 3.07(a) being referred to collectively as the "Company SEC Documents").

      (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

      (c) As of its filing date, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

      (d) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

      SECTION 3.08. FINANCIAL STATEMENTS. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly reports on Form 10-Q referred to in
Section 3.07 fairly present in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, "Company Balance Sheet" means the consolidated balance sheet of the Company as of January 2, 1999 set forth in the Company 10-K and "Company Balance Sheet Date" means January 2, 1999.

      SECTION 3.09. DISCLOSURE DOCUMENTS. (a) Neither the proxy statement of the Company (the "Company Proxy Statement") to be filed with the SEC in connection with the Merger, nor any amendment or supplement thereto, will, at the date the Company Proxy Statement or any such amendment or supplement is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company Proxy Statement will, when filed, comply as to form in all material respects with the requirements of the Exchange Act. No representation or warranty is made by the Company in this Section 3.09 with respect to statements made or incorporated by reference therein based on information supplied by Acquiror or Merger Subsidiary for inclusion or incorporation by reference in the Company Proxy Statement.

      (b) None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Form S-4 (as defined in Section 4.09) or any amendment or supplement thereto will at the time the Form S-4 or any such amendment or supplement becomes effective under the 1933 Act or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      SECTION 3.10. ABSENCE OF CERTAIN CHANGES. Except as set forth in Schedule 3.10, since the Company Balance Sheet Date, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

      (a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

      (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

      (c) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

      (d) any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including without limitation settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice, those contemplated by this Agreement, or as agreed to in writing by Acquiror;

      (e) any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, except for any such change which is not significant or which is required by reason of a concurrent change in United States generally accepted accounting principles ("GAAP"); or

      (f) any (i) grant of any severance or termination pay to (or amendment to any such existing arrangement with) any director or officer of the Company or any of its Subsidiaries, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company or any of its Subsidiaries, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in (or amendments to the terms of) compensation, bonus or other benefits payable to directors or officers of the Company or any of its Subsidiaries, other than as permitted by this Agreement, or as agreed to in writing by Acquiror.

      SECTION 3.11. NO UNDISCLOSED MATERIAL LIABILITIES. There are no liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

      (a) liabilities disclosed or provided for in the Company Balance Sheet or in the notes thereto;

      (b) liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business;

      (c) liabilities disclosed in the Company SEC Documents filed prior to the date hereof or set forth in Schedule 3.11(c);

      (d) liabilities under this Agreement; and

      (e) liabilities which, individually or in the aggregate, would not have a Material Adverse Effect on the Company

      SECTION 3.12. LITIGATION. Except as disclosed in the Company SEC Documents filed prior to the date hereof, or as otherwise set forth in Schedule 3.12, there is no action, suit, investigation or proceeding pending against, or to the knowledge of the Company threatened against or affecting, the Company or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      SECTION 3.13. TAXES. Except as set forth in the Company Balance Sheet (including the notes thereto) or as otherwise set forth in Schedule 3.13, (i) all Company Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws; (ii) the Company and its Subsidiaries have timely paid all Taxes shown as due and payable on the Company Tax Returns that have been so filed, and, as of the time of filing, the Company Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of the Company and its Subsidiaries (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Company Balance Sheet); (iii) the Company and its Subsidiaries have made provision for all Taxes payable by the Company and its Subsidiaries for which no Company Tax Return has yet been filed; (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax where there is a reasonable possibility of a material adverse determination; and (vi) to the best of the Company's knowledge and belief, neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. Section 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company is the common parent. For purposes of this Agreement, "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any federal, state, local or foreign governmental entity and any interest, penalties, or additions to tax attributable thereto. For purposes of this Agreement, "Tax Returns" shall mean any return, report, form or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

      SECTION 3.14. EMPLOYEE BENEFIT PLANS. (a) Prior to the date hereof, the Company has provided Acquiror with a list (set forth on Schedule 3.14) identifying each material "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), each material employment, severance or similar contract, plan, arrangement or policy applicable to any director, former director, employee or former employee of the Company and each material plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company and covers any employee or director or former employee or director of the Company, or under which the Company has any liability. Such plans (excluding any such plan that is a "multiemployer plan," as defined in Section 3(37) of ERISA) are referred to collectively herein as the "Company Employee Plans."

      (b) Each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      (c) Except as scheduled on Schedule 3.14 with respect to multiemployer plans, neither the Company nor any affiliate of the Company has incurred a liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any affiliate of the Company of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

      (d) Each Company Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code.

      (e) Except as set forth in Schedule 3.14, no director or officer or other employee of the Company or any of its Subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company) solely as a result of the transactions contemplated hereby.


      (f) Except as set forth in Schedule 3.14, no Company Employee Plan provides post-retirement health and medical, life or other insurance benefits for retired employees of the Company or any of its Subsidiaries.

      (g) Except as set forth in Schedule 3.14, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on the Company Balance Sheet Date.

      SECTION 3.15. COMPLIANCE WITH LAWS. To the best of the knowledge of any of Messrs. Kenneth E. Church, William S. Creekmuir, Michael P. Haley, Donald L. Mitchell, and Fred L. Schuermann, Jr. (the "Executives"), neither the Company nor any of its Subsidiaries is in violation of, or has since January 2, 1999 violated, any applicable provisions of any laws, statutes, ordinances or regulations, except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

      SECTION 3.16. FINDERS' OR ADVISORS' FEES. Except for Mann, Armistead & Epperson, Ltd. a copy of whose engagement agreement has been provided to Acquiror, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

      SECTION 3.17. ENVIRONMENTAL MATTERS. (a) Except as set forth in the Company SEC Documents filed prior to the date hereof or as set forth on
Schedule 3.17, (i) the Company has delivered to Acquiror copies of each written notice, notification, demand, request for information, citation, summons, complaint or order that, to the best knowledge of its Vice President of Risk and Facilities Engineering after reasonable inquiry, the Company has received in the last twelve months; (ii) to the best knowledge of the Company's Vice President of Risk and Facilities Engineering after reasonable inquiry, there is no investigation, action, claim, suit, proceeding or review pending or, to the knowledge of the Company or any of its Subsidiaries, threatened by any Person against, the Company or any of its Subsidiaries, and during the past twelve months no penalty has been assessed against the Company or any of its Subsidiaries that has not been disclosed to Acquiror in writing, in each case, with respect to any matters relating to or arising out of any Environmental Law; (iii) the Company and its Subsidiaries are and have been in material compliance with all Environmental Laws; (iv) there are no material liabilities of or relating to the Company or any of its Subsidiaries relating to or arising out of any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability; and (v) since December 31, 1995, there has been no environmental investigation, study, audit, test, review or other analysis commonly referred to as a "Phase I" or "Phase II" report of which any of the Executives or the Vice President of Risk and Facility Engineering of the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which is in the possession of the Company and which was not delivered to Acquiror prior to the date hereof.

      (b) For purposes of this Section 3.17 and Section 4.17, the term "Environmental Laws" means any federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to human health and safety, the environment or to pollutants, contaminants, wastes, or chemicals.

      SECTION 3.18. OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of Mann, Armistead & Epperson, Ltd. to the effect that, as of the date of such opinion, the Merger is fair from a financial point of view to the holders of Shares (other than Acquiror or any of its Subsidiaries or affiliates), and, as of the date hereof, such opinion has not been withdrawn.

      SECTION 3.19. TAX TREATMENT. Neither the Company nor any of its affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a "368 Reorganization").

      SECTION 3.20. TAKEOVER STATUTES. The Board of Directors of the Company has taken the necessary action to make inapplicable the application of Article 9 and Article 9A of the North Carolina law, any other applicable antitakeover or similar statute, regulation or the provision of the Company's certificate of incorporation or bylaws to this Agreement and the transactions contemplated hereby.

                                   ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR

      Acquiror represents and warrants to the Company that:

      SECTION 4.01. CORPORATE EXISTENCE AND POWER. Each of Acquiror and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. Acquiror is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Acquiror has heretofore delivered to the Company true and complete copies of Acquiror's and Merger Subsidiary's certificate of incorporation and bylaws as currently in effect.

      SECTION 4.02. CORPORATE AUTHORIZATION. (a) The execution, delivery and performance by Acquiror and Merger Subsidiary of this Agreement, and the consummation by Acquiror and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Acquiror and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Acquiror and Merger Subsidiary, enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The shares of Acquiror Common Stock issued pursuant to the Merger, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

      (b) Acquiror's Board of Directors, at a meeting duly called and held, has approved this Agreement and the transactions contemplated hereby (including the Merger).

      SECTION 4.03. GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by Acquiror and Merger Subsidiary of this Agreement and the consummation by Acquiror and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with North Carolina law and Michigan law, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, (d) compliance with any applicable requirements of the 1933 Act and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror.

      SECTION 4.04. NON-CONTRAVENTION. The execution, delivery and performance by Acquiror and Merger Subsidiary of this Agreement and the consummation by Acquiror and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 4.02, contravene or conflict with the certificate of incorporation or bylaws of Acquiror or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Acquiror or any of its Subsidiaries, (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Acquiror or any of its Subsidiaries or to a loss of any benefit to which Acquiror or any of its Subsidiaries is entitled under any provision of any material agreement, contract or other instrument binding upon Acquiror or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Acquiror or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Acquiror or any of its Subsidiaries. Neither Acquiror nor any Subsidiary of Acquiror is a party to any agreement that expressly limits the ability of Acquiror or any Subsidiary of Acquiror to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time.

      SECTION 4.05. CAPITALIZATION. (a) The authorized capital stock of Acquiror consists of 150,000,000 shares of Acquiror Common Stock and 5,000,000 shares of preferred stock (the "Acquiror Preferred Stock"). As of the close of business on July 24, 1999, there were outstanding 52,233,696 shares of Acquiror Common Stock, and employee stock options to purchase an aggregate of 1,298,226 shares of Acquiror Common Stock (of which options to purchase an aggregate of 415,985 shares of Acquiror Common Stock were exercisable), and no shares of Acquiror Preferred Stock nor options with respect thereto were outstanding. All outstanding shares of capital stock of Acquiror have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since the close of business on July 24, 1999 resulting from the exercise of employee stock options outstanding on such date or options or other stock-based awards and except for the shares to be issued in connection with the Merger, as of the date hereof there are outstanding (a) no shares of capital stock or other voting securities of Acquiror, (b) no securities of Acquiror convertible into or exchangeable for shares of capital stock or voting securities of Acquiror, and (c) except for its obligations to make matching contributions under the terms of its 401(k) plan, no options, warrants or other rights to acquire from Acquiror, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements, or commitments of any character, relating to the capital stock of Acquiror, obligating Acquiror to issue, transfer or sell any capital stock, voting security or securities convertible into or exchangeable for capital stock or voting securities of Acquiror or obligating Acquiror to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses 4.05(a), 4.05(b) and 4.05(c) being referred to collectively as the "Acquiror Securities"). There are no outstanding obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Acquiror Securities other than pursuant to the terms of its stock-based compensation plans.

      (b) The authorized capital stock of Merger Subsidiary consists of 60,000 shares of common stock, of which 1,000 shares are outstanding. Merger Subsidiary's common stock is the only class of its capital stock entitled to vote. The number of shares of Merger Subsidiary's common stock is not subject to change before the Effective Time. All outstanding shares of capital stock of Merger Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable.

      SECTION 4.06. SUBSIDIARIES. (a) Each Subsidiary of Acquiror is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Each Subsidiary of Acquiror is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualifications necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. All Significant Subsidiaries of Acquiror as of the date hereof and their respective jurisdictions of incorporation are identified in Acquiror's annual report on Form 10-K for the fiscal year ended April 24, 1999, as amended ("Acquiror 10-K").

      (b) Except for directors' qualifying shares and except as set forth in the Acquiror 10-K, all of the outstanding capital stock of, or other ownership interests in, each Significant Subsidiary of Acquiror is owned by Acquiror, directly or indirectly, free and clear of any material Lien and free of any other material limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of Acquiror or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Significant Subsidiary of Acquiror, and (ii) options, warrants or other rights to acquire from Acquiror or any of its Significant Subsidiaries, and no preemptive or similar rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Significant Subsidiary of Acquiror, obligating Acquiror or any of its Significant Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Significant Subsidiary of Acquiror or obligating Acquiror or any Significant Subsidiary of Acquiror to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment except, in any such case under clause (i) or (ii), to the extent relating to an insignificant equity interest in any Significant Subsidiary (items in clauses 4.06(b)(i) and 4.06(b)(ii) being referred to collectively as the "Acquiror Subsidiary Securities"). There are no outstanding obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Acquiror Subsidiary Securities.

      SECTION 4.07. SEC FILINGS. (a) Acquiror has delivered to the Company (i) its annual reports on Form 10-K for its fiscal years ended April 26, 1997, April 25, 1998 and April 24, 1999, (ii) its proxy or information statements relating to meetings, of, or actions taken without a meeting by, the stockholders of Acquiror held since December 31, 1998, and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since April 24, 1999 (the documents referred to in this Section 4.07(a) being referred to collectively as the "Acquiror SEC Documents").

      (b) As of its filing date (or if later amended, as of the date of the amendment), each Acquiror SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

      (c) As of its filing date, each Acquiror SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

      (d) Each such registration statement as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

      SECTION 4.08. FINANCIAL STATEMENTS. The audited consolidated financial statements and unaudited consolidated interim financial statements of Acquiror (including any related notes and schedules) included in the annual reports on Form 10-K and the quarterly reports on Form 10-Q referred to in Section 4.07 fairly present in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, "Acquiror Balance Sheet" means the consolidated balance sheet of Acquiror as of April 24, 1999 set forth in the Acquiror 10-K and "Acquiror Balance Sheet Date" means April 24, 1999.

      SECTION 4.09. DISCLOSURE DOCUMENTS. (a) The Registration Statement on Form S-4 of Acquiror (the "Form S-4") to be filed under the 1933 Act relating to the issuance of Acquiror Common Stock in the Merger, required to be filed with the SEC in connection with the issuance of shares of Acquiror Common Stock pursuant to the Merger and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.09(b), comply as to form in all material respects with the applicable requirements of the 1933 Act.

      (b) Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by Acquiror in this Section
4.09 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4.

      (c) None of the information supplied or to be supplied by Acquiror for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto will, at the date the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      SECTION 4.10. ABSENCE OF CERTAIN CHANGES. Since the Acquiror Balance Sheet Date, Acquiror and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

      (a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror;

      (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Acquiror (other than quarterly cash dividends payable by Acquiror consistent with past practice or any repurchase, redemption or other acquisition by Acquiror or any of its Subsidiaries of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Acquiror (other than any such repurchases prior to the date hereof pursuant to Acquiror's publicly announced stock buyback program); or

      (c) any change prior to the date hereof in any method of accounting or accounting practice (other than any change for tax purposes) by Acquiror or any of its Subsidiaries, except for any such change which is not significant or which is required by reason of a concurrent change in GAAP.

      SECTION 4.11. NO UNDISCLOSED MATERIAL LIABILITIES. There are no liabilities of the Acquiror or any Subsidiary of the Acquiror of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

      (a) liabilities disclosed or provided for in the Acquiror Balance Sheet or in the notes thereto;

      (b) liabilities incurred since the date of the Acquiror Balance Sheet in the ordinary course of business;

      (c) liabilities disclosed in the Acquiror SEC Documents filed prior to the date hereof or set forth in Schedule 4.11(c);

      (d) liabilities under this Agreement; and

      (e) liabilities which, individually or in the aggregate, would not have a Material Adverse Effect on the Acquiror.

      SECTION 4.12. LITIGATION. Except as disclosed in the Acquiror SEC Documents filed prior to the date hereof, or in Schedule 4.12, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Acquiror threatened against or affecting, Acquiror or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Acquiror.

      SECTION 4.13. TAXES. Except as set forth in the Acquiror Balance Sheet (including the notes thereto) or as otherwise set forth on Schedule 4.13 (i) all Acquiror Tax Returns required to be filed with any taxing authority by, or with respect to, Acquiror and its Subsidiaries have been filed in accordance with all applicable laws; (ii) Acquiror and its Subsidiaries have timely paid all Taxes shown as due and payable on Acquiror Tax Returns that have been so filed, and, as of the time of filing, Acquiror Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of Acquiror and its Subsidiaries (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Acquiror Balance Sheet); (iii) Acquiror and its Subsidiaries have made provision for all Taxes payable by Acquiror and its Subsidiaries for which no Acquiror Tax Return has yet been filed; (iv) the charges, accruals and reserves for Taxes with respect to Acquiror and its Subsidiaries reflected on the Acquiror Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Acquiror or any of its Subsidiaries in respect of any Tax where there is a reasonable possibility of a material adverse determination; and (vi) to the best of Acquiror's knowledge and belief, neither Acquiror nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. Section 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which Acquiror is the common parent.

      SECTION 4.14. EMPLOYEE BENEFIT PLANS. (a) Prior to the date hereof, Acquiror has provided the Company with a list (set forth on Schedule 4.14) identifying each material "employee benefit plan," as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy applicable to any director, or employee of Acquiror and each material plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Acquiror and covers any employee or director of Acquiror. Such plans (excluding any such plan that is a multiemployer plan) are referred to collectively herein as the "Acquiror Employee Plans."

      (b) Each Acquiror Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on the Acquiror.

      (c) Neither the Acquiror nor any affiliate of the Acquiror has incurred a liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Acquiror or any affiliate of the Acquiror of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

      (d) Each Acquiror Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code.

      SECTION 4.15. COMPLIANCE WITH LAWS. To the best of the knowledge of any of Acquiror's Chairman, Chief Operating Officer, or Chief Financial Officer, neither Acquiror nor any of its Subsidiaries is in violation of, or has since January 1, 1999 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.

      SECTION 4.16. FINDERS' OR ADVISORS' FEES. Except for Merrill Lynch & Co., whose fees will be paid by Acquiror, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Acquiror or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

      SECTION 4.17. ENVIRONMENTAL MATTERS. Except as set forth in the Acquiror SEC Documents filed prior to the date hereof and with such exceptions as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Acquiror, (i) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of Acquiror or any of its Subsidiaries, threatened by any Person against, Acquiror or any of its Subsidiaries, and no penalty has been assessed against Acquiror or any of its Subsidiaries, in each case, with respect to any matters relating to or arising out of any Environmental Law; (ii) Acquiror and its Subsidiaries are and have been in compliance with all Environmental Laws; and (iii) there are no liabilities of or relating to Acquiror or any of its Subsidiaries relating to or arising out of any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability.

      SECTION 4.18. TAX TREATMENT. Neither Acquiror nor any of its affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Merger from qualifying as a 368 Reorganization.

                                   ARTICLE 5
                            COVENANTS OF THE COMPANY

      The Company agrees that:

      SECTION 5.01. CONDUCT OF THE COMPANY. From the date hereof until the Effective Time, the Company and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed) or as contemplated by this Agreement, from the date hereof until the Effective Time:

      (a) the Company will not, and will not permit any of its Subsidiaries to, adopt or propose any change in its certificate of incorporation or bylaws;

      (b) the Company will not, and will not permit any Subsidiary of the Company to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or any of its Significant Subsidiaries (other than a merger or consolidation between its wholly-owned Subsidiaries);

      (c) the Company will not, and will not permit any Subsidiary of the Company to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of the Company or its Subsidiaries other than (i) issuances pursuant to the exercise of convertible securities outstanding on the date hereof or issuances pursuant to stock based awards or options that are outstanding on the date hereof and are reflected in Section 3.05 or are granted in accordance with clause (ii) below and (ii) additional options or stock-based awards to acquire Shares granted under the terms of any Company Stock Option Plan as in effect on the date hereof in the ordinary course consistent with past practice, but in no event covering more than 20,000 Shares in the aggregate;

      (d) the Company will not, and will not permit any Subsidiary of the Company to, (i) split, combine, subdivide or reclassify its outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company;

      (e) the Company will not, and will not permit any Subsidiary of the Company to, redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock, except for repurchases, redemptions or acquisitions (x) required by the terms of its capital stock or any securities outstanding on the date hereof, (y) required by or in connection with the respective terms, as of the date hereof, of any Company Employee Plan or any dividend reinvestment plan as in effect on the date hereof in the ordinary course of the operations of such plan consistent with past practice or (z) effected in the ordinary course consistent with past practice;

      (f) the Company will not amend the terms (including the terms relating to accelerating the vesting or lapse of repurchase rights or obligations) of any outstanding options to purchase Shares, suspend or terminate or amend the terms of any existing Company Employee Plan, or adopt any new Company Employee Plan, except that the Company shall, on or before the Closing Date:

          (1) amend the 1999 Management Incentive Plan (the "MIP") and the Company's Long-Term Incentive Plans for the periods 1997-1999 (the "1997 LTIP"), 1998-2000 (the "1998 LTIP"), and 1999-2001 (the "1999 LTIP")
    (collectively, the "LTIPs") so that the provisions thereof governing time of payment will permit the Company to pay out all amounts payable thereunder on or before the Closing Date; provided, however, that the Company covenants that if the Closing Date is not on or before December 31, 1999, it will not make any payments under the MIP or any of the LTIPs on or before December 31, 1999 without Acquiror's prior written consent; and

          (2) amend its Management Deferred Compensation Plan to provide that (A) from and after the Effective Time, no subaccount shall be maintained thereunder that is denominated in or the amount of which is computed by reference to notional shares of any class of equity securities of the Company or Acquiror, and (B) effective as of the Effective Time, the balance in any such subaccount shall be computed in dollars (giving effect to Section 1.04 of this Agreement and valuing the resulting notional Acquiror Common Stock at the average of the closing prices of Acquiror's Common Stock on the NYSE on the five business days immediately preceding the Closing Date) and transferred to the other subaccount maintained thereunder (i.e., the subaccount the amount of which is computed by reference to the prime rate of interest);

      (g) the Company will not, and will not permit any Subsidiary of the Company to, make or commit to make any capital expenditure other than those set forth on the schedule of planned capital expenditures previously delivered to the Acquiror by the Company;

      (h) except as disclosed in Schedule 5.01, the Company will not, and will not permit any Subsidiary of the Company to, increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required under applicable law or any existing agreement or commitment;

      (i) the Company will not, and will not permit any of its Subsidiaries to, acquire (by purchase or lease) a material amount of assets (as measured with respect to the consolidated assets of the Company and its Subsidiaries taken as a whole) of any other Person except for capital expenditures permitted under
Section 5.01(g);

      (j) the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of any material assets or property except pursuant to existing contracts or commitments;

      (k) except for any such change which is required by reason of a concurrent change in GAAP or a rule or release promulgated by the SEC, the Company will not, and will not permit any Subsidiary of the Company to, change any method of accounting or accounting practice (other than any change for tax purposes) used by it;

      (l) the Company will not, and will not permit any Subsidiary of the Company to, enter into any joint venture, partnership or other similar arrangement;

      (m) the Company will not, and will not permit any of its Subsidiaries to, take any action that would make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time; and

      (n) the Company will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

      SECTION 5.02. COMPANY STOCKHOLDER MEETING; PROXY MATERIAL. The Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable, on a date reasonably acceptable to Acquiror, for the purpose of voting on the approval and adoption of this Agreement and the Merger (the "Company Stockholder Approval"). Except as provided in the next sentence, the Board of Directors of the Company shall recommend approval and adoption of this Agreement by the Company's stockholders. The Board of Directors of the Company shall be permitted to (i) not recommend to the Company's stockholders that they give the Company Stockholder Approval or (ii) withdraw or modify in a manner adverse to Acquiror its recommendation to the Company's stockholders that they give the Company Stockholder Approval, only (x) if the Board of Directors of the Company determines in its good faith judgment that it is necessary to so withdraw or modify its recommendation to comply with its fiduciary duty to stockholders under applicable law, after receiving the advice of outside legal counsel, and
(y) if the Company and the senior officers and directors of the Company have complied with their obligations set forth in Section 5.03. In connection with the Company Stockholder Meeting, the Company (x) will promptly prepare and file with the SEC, will use its reasonable best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for the Company Stockholder Meeting, (y) will use its reasonable best efforts, subject to the immediately preceding sentence, to obtain the Company Stockholder Approval and
(z) will otherwise comply with all legal requirements applicable to the Company Stockholder Meeting.

      SECTION 5.03. OTHER OFFERS. The Company and its Subsidiaries will not, and will not permit any of its subsidiaries, or any of its or their officers, directors, management employees, or consultants or any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries (collectively, "Representatives") to, directly or indirectly, take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal (as defined below) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto, or disclose any non-public information relating to the Company or any Subsidiary of the Company or afford access to the properties, books or records of the Company or any Subsidiary of the Company to, any Person that has made, or that the Company, any of its Subsidiaries or any of its or any of its Subsidiaries' Representatives has reason to believe, is considering making, any Acquisition Proposal; provided that nothing contained in this Section 5.03 shall prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, or affording access to the properties, books or records of the Company or its Subsidiaries to, any Person in connection with an unsolicited bona fide Acquisition Proposal received from such Person so long as prior to furnishing information to, or entering into discussions or negotiations with, such Person, (i) the Board of Directors of the Company determines in its good faith judgment that it is necessary to do so to comply with its fiduciary duty to stockholders under applicable law, after receiving the advice of outside legal counsel, and (ii) the Company receives from such Person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (as defined in Section 7.03). Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal; provided that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their shares in connection with a tender offer except to the extent the Board of Directors of the Company determines in its good faith judgment (after consultation with its financial advisors and receiving the advice of outside legal counsel) that such a recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to the Company's stockholders under applicable law. The Company will (a) promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal and set forth the material terms thereof) Acquiror after receipt of any Acquisition Proposal, of any indication giving the Company any of its Subsidiaries or any of its or any of its Subsidiaries' Representatives that any Person is considering making an Acquisition Proposal and any request for non-public information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or that the Company, any of its Subsidiaries or any of its or any of its Subsidiaries' Representatives has reason to believe may be considering making, an Acquisition Proposal, and (b) will keep Acquiror informed of the status and material terms of any such Acquisition Proposal or request. The Company will, and will cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any Persons (other than Acquiror and its affiliates) with respect to any Acquisition Proposal.

      For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or assets that constitute 10% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 10% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 10% or more of the net revenues, net income, operating income (before taxes) or assets of the Company and its Subsidiaries, taken as a whole, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 10% or more the net revenues, net income, operating income (before taxes) or assets of the Company and its Subsidiaries, taken as a whole, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 10% or more of the net revenue, net income, operating income (before taxes) or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. For purposes of this Agreement, "Superior Proposal" means any bona fide Acquisition Proposal for or in respect of at least a majority of the outstanding Shares on terms that the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable to all of the Company's stockholders than the Merger.

                                   ARTICLE 6
                             COVENANTS OF ACQUIROR

      Acquiror agrees that:

      SECTION 6.01. CONDUCT OF ACQUIROR. From the date hereof until the Effective Time, Acquiror and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, and except with the prior written consent of the Company (which consents shall not be unreasonably withheld or delayed) or as contemplated by this Agreement, from the date hereof until the Effective Time:

      (a) Acquiror will not adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization of Acquiror;

      (b) Acquiror will not, and will not permit any Subsidiary of the Acquiror to, redeem, purchase or otherwise acquire directly or indirectly any of the Acquiror's capital stock, except for repurchases, redemptions or acquisitions
(x) required by the terms of its capital stock or any securities outstanding on the date hereof, (y) required by or in connection with the respective terms, as of the date hereof, of any Acquiror Employee Plan, or any dividend reinvestment plan as in effect on the date hereof in the ordinary course of the operations of such plan consistent with past practice or (z) effected in the ordinary course consistent with past practice;

      (c) except for any such change which is required by reason of a concurrent change in GAAP or a rule or release promulgated by the SEC, the Acquiror will not, and will not permit any Subsidiary of the Acquiror to, change any method of accounting or accounting practice (other than any change for tax purposes) used by it;

      (d) Acquiror will not, and will not permit any of its Subsidiaries to, take any action that would make any representation or warranty of Acquiror hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time; and

      (e) Acquiror will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

      SECTION 6.02. OBLIGATIONS OF MERGER SUBSIDIARY. Acquiror will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

      SECTION 6.03. FORM S-4. Subject to the terms and conditions of this Agreement Acquiror shall prepare and file with the SEC under the 1933 Act the Form S-4, and shall use its reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable. Acquiror shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Acquiror Common Stock in connection with the Merger.

      SECTION 6.04. STOCK EXCHANGE LISTING. Acquiror shall use its reasonable best efforts to cause the shares of Acquiror Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

      SECTION 6.05. DIRECTOR, OFFICER AND EMPLOYEE LIABILITY. (a) For six years after the Effective Time, Acquiror shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers, directors and employees of the Company or its Subsidiaries (collectively, the "Indemnitees") with respect to all acts or omissions by them in their capacities as such or taken at the request the Company or any of its Subsidiaries at any time prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof. Acquiror shall cause the Surviving Corporation to honor all indemnification agreements with Indemnitees (including under the Company's bylaws) in effect as of the date hereof in accordance with the terms thereof. To the best knowledge of the Company, the Company has disclosed to Acquiror all such indemnification agreements prior to the date hereof.

      (b) For six years after the Effective Time, Acquiror shall procure the provision of officers' and directors' liability insurance and employee practices insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy and employee practices insurance policy on terms with respect to coverage and in amounts no less favorable than those of such policies in effect on the date hereof; provided, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company and its Subsidiaries as of the date hereof for such insurance, then Acquiror shall, or shall cause its Subsidiaries to, provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

      (c) The obligations of Acquiror under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.05 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section
6.05 applies shall be third party beneficiaries of this Section 6.05).

      SECTION 6.06. EMPLOYEE BENEFITS. (a) From and after the Effective Time, Acquiror shall cause the Surviving Corporation to honor in accordance with their terms all benefits and obligations under the LADD Furniture, Inc. Executive Retirement Plan (the "ERP"), the Management Deferred Compensation Plan and the employment agreements between the Company and certain Executives and, subject to Section 6.06(b), the other Company Employee Plans, each as in effect on the date hereof (or as amended as permitted by Section 5.01(f) or with the prior written consent of Acquiror, which consent shall not be unreasonably withheld or delayed), to the extent that entitlements or rights exist in respect thereof as of the Effective Time. Acquiror and the Company hereby agree that the consummation of the Merger shall constitute a "Change in Control" for purposes of the Company Option Plans, the employment agreements between the Company and certain Executives, and the Supplemental Retirement Income Plan for Salaried Employees of LADD Furniture, Inc. (the "SERP"), pursuant to the terms of such plans in effect on the date hereof. Except as provided in Section 6.06(f), no provision of this Section 6.06(a) shall be construed as a limitation on the right of Acquiror to amend or terminate any Company

Employee Plans which the Company would otherwise have under the terms of such Company Employee Plan, and no provision of this Section 6.06(a) shall be construed to create a right in any employee or beneficiary of such employee under a Company Employee Plan that such employee or beneficiary would not otherwise have under the terms of such Company Employee Plan.

      (b) Except for any changes required by law or initiated by insurance carriers, for one year following the Effective Time, Acquiror shall continue to provide to individuals who are employed by the Company and its Subsidiaries as of the Effective Time who remain employed with Acquiror or any Subsidiary of Acquiror ("Affected Employees"), for so long as such Affected Employees remain employed by Acquiror or any Subsidiary of Acquiror, employee benefits (other than salary or incentive compensation) which, in the aggregate, are no less favorable than those provided to employees of the Company prior to the Effective Time pursuant to the Company Employee Plans as provided to such employees immediately prior to the Effective Time.

      (c) Acquiror will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting, benefit accrual (including benefits accrued under any defined benefit pension plans) and determination of the level of benefits under any employee benefit plans or arrangements maintained by Acquiror or any Subsidiary of Acquiror for such Affected Employees' service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time; provided, however, that (i) in the case of a qualified defined benefit plan maintained by Acquiror or its Subsidiaries, service prior to 1997 shall not be recognized; (ii) in the case of a non-qualified defined benefit plan of Acquiror or any of its Subsidiaries, pre-Effective Time service of an Affected Employee with the Company or any of its Subsidiaries for benefit accrual purposes for such period of time as an Affected Employee is credited with service for benefit accrual purposes under the ERP, as in effect on the date hereof, shall not be recognized; and (iii) in the case of a qualified or non-qualified defined contribution plan of Acquiror or any of its Subsidiaries, Acquiror shall be required only to recognize pre-Effective Time participation of an Affected Employee in a qualified or non-qualified defined contribution plan of the Company or any of its Subsidiaries for purposes of determining eligibility for matching or other contributions and the level of such contributions.

      (d) Acquiror will, or will cause the Surviving Corporation to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

      (e) Acquiror agrees to cause the benefits payable pursuant to the terms of the SERP to be paid to the beneficiaries of the SERP promptly following the Effective Time.

      (f) Acquiror agrees that the ERP and the Management Deferred Compensation Plan shall be administered in accordance with the past practices and interpretations of the Company's Board of Directors and the Corporate Benefits Committee (the "Committee") (including those past practices and interpretations previously disclosed by the Company to Acquiror) with respect to eligibility, vesting, term and payment, among other matters. Any question regarding the past practices and interpretations of the Company's Board of Directors and the Committee and the application thereof to the type of facts and circumstances in a given case shall be referred to the Committee for a final decision with respect thereto, which decision shall not be inconsistent with the intention of this Agreement and the Merger.

      (g) If it is determined that any payment or distribution of any type to or for the benefit of an Affected Employee or any participant in a Company Employee Plan (the "Recipient") made by the Company, the Acquiror, or any Subsidiary of the Company or the Acquiror, or by any affiliate of such Person, whether paid or payable or distributed or distributable pursuant to the terms of a Company Employee Plan or otherwise (the "Total Payments"), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalty with respect to such excise tax (such excise tax, together with any such interest or penalty, are collectively referred to as the "Excise Tax"), then the Recipient shall be entitled to receive an additional payment (an "Excise Tax Restoration Payment") in an amount that shall fund the payment by the Recipient of any Excise Tax on the total payments, as well as all income taxes imposed on the Excise Tax Restoration Payment, any excise tax imposed on the Excise Tax Restoration Payment, and any interest or penalties imposed with respect to taxes on the Excise Tax Restoration or any Excise Tax.

                                   ARTICLE 7
                     COVENANTS OF ACQUIROR AND THE COMPANY

      The parties hereto agree that:

      SECTION 7.01. REASONABLE BEST EFFORTS. The Company and Acquiror shall each cooperate with the other and use (and shall use reasonable best efforts to cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and
(ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, the Company and Acquiror shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the Company and its Subsidiaries or Acquiror and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any governmental authority in connection with the Merger and the other transactions contemplated by this Agreement.

      SECTION 7.02. CERTAIN FILINGS. The Company and Acquiror shall cooperate with one another (a) in connection with the preparation of the Company Proxy Statement and the Form S-4, (b) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and
(c) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement or the Form S-4 and seeking timely to obtain any such actions, consents, approvals or waivers.

      SECTION 7.03. ACCESS TO INFORMATION. From the date hereof until the Effective Time, to the extent permitted by applicable law, the Company and Acquiror will give the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party and its Subsidiaries during normal business hours, furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct its own employees, counsel and financial advisors to cooperate with the other party in its investigation of the business of the Company or Acquiror, as the case may be; provided that no investigation of the other party's business shall affect any representation or warranty given by either party hereunder. All information obtained by Acquiror or the Company pursuant to this Section shall be kept confidential in accordance with, and shall otherwise be subject to the terms of, the Confidentiality Agreement dated June 17, 1999 between Acquiror and the Company (the "Confidentiality Agreement").

      SECTION 7.04. PUBLIC ANNOUNCEMENTS. Acquiror and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, any such press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation, if the party making such release or statement has used its reasonable efforts to consult with the other party.

      SECTION 7.05. FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

      SECTION 7.06. NOTICES OF CERTAIN EVENTS. (a) Each of the Company and Acquiror shall promptly notify the other party of:

      (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

      (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement.

      (b) The Company and Acquiror shall promptly notify the other party of any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement.

      SECTION 7.07. AFFILIATES. (a) The Company shall use its reasonable best efforts to deliver to Acquiror, within 15 days of the date hereof, a letter agreement substantially in the form of Exhibit A hereto executed by each Person listed on Schedule 7.07(a).

      (b) Prior to the Effective Time, the Company shall cause to be delivered to Acquiror a letter identifying, to the best of the Company's knowledge, all Persons who are, at the time of the Company Stockholder Meeting, "affiliates" of the Company for purposes of Rule 145 under the 1933 Act. The Company shall furnish such information and documents as Acquiror may reasonably request for the purpose of reviewing such list. The Company shall use its reasonable best efforts to cause each Person who is so identified as an affiliate to deliver to Acquiror on or prior to the Effective Time a letter agreement substantially in the form of Exhibit A to this Agreement.

      SECTION 7.08. TAX TREATMENT. (a) Each of Acquiror and the Company shall not take any action and shall not fail to take any action which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a 368 Reorganization.

      (b) Acquiror shall use its reasonable best efforts to provide to Miller, Canfield, Paddock and Stone, p.l.c. and to Kilpatrick Stockton llp a certificate substantially in the form attached hereto as Exhibit B-1. The Company shall use its reasonable best efforts to provide to Miller, Canfield, Paddock and Stone, p.l.c. and to Kilpatrick Stockton llp a certificate substantially in the form attached hereto as Exhibit B-2.

                                   ARTICLE 8
                            CONDITIONS TO THE MERGER

      SECTION 8.01. CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of the Company, Acquiror and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:

      (a) this Agreement and the Merger shall have been approved by the stockholders of the Company in accordance with North Carolina law;

      (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

      (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

      (d) the Form S-4 shall have been declared effective under the 1933 Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

      (e) the shares of Acquiror Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

      SECTION 8.02. CONDITIONS TO THE OBLIGATIONS OF ACQUIROR AND MERGER SUBSIDIARY. The obligations of Acquiror and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver, except that the condition specified in subsection (e) may not be waived) of the following further conditions:

      (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect on the Company and (iii) Acquiror shall have received a certificate signed by a the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect;

      (b) there shall not be instituted or pending any action or proceeding by any governmental authority (whether domestic, foreign or supranational) before any court or governmental authority or agency, domestic, foreign or supranational, (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Acquiror or any Subsidiary of Acquiror of all or any portion of the business of the Company or any of its Subsidiaries or of Acquiror or any of its Subsidiaries or to compel Acquiror or any Subsidiary of Acquiror to dispose of or hold separate all or any portion of the business or assets of the Company or any of its Subsidiaries or of Acquiror or any of its Subsidiaries, (ii) seeking to impose or confirm limitations on the ability of Acquiror or any Subsidiary of Acquiror effectively to exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation) including, without limitation, the right to vote any Shares (or shares of stock of the Surviving Corporation) on any matters properly presented to stockholders or (iii) seeking to require divestiture by Acquiror or any Subsidiary of Acquiror of any Shares (or shares of stock of the Surviving Corporation) if any such matter referred to in clause (i), (ii) or (iii) hereof could reasonably be expected to result in a substantial detriment to the Acquiror and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole (any such substantial detriment being referred to in this Agreement as a "Substantial Detriment");

      (c) there shall not be any statute, rule, regulation, injunction, order or decree, enacted, enforced, promulgated, entered, issued or deemed applicable to the Merger and the other transactions contemplated hereby (or in the case of any statute, rule or regulation, awaiting signature or reasonably expected to become law), by any court, government or governmental authority or agency or legislative body, domestic, foreign or supranational, that is reasonably likely, directly or indirectly, to result in a Substantial Detriment;

      (d) (i) all required approvals or consents of any governmental authority (whether domestic, foreign or supranational) in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, shall have expired) unless the failure to receive any such approval or consent would not be reasonably likely, directly or indirectly, to result in a Substantial Detriment and (ii) all such approvals and consents which have been obtained shall be on terms that are not reasonably likely, directly or indirectly, to result in a Substantial Detriment;

      (e) Acquiror shall have received an opinion of Miller, Canfield, Paddock and Stone, p.l.c. as to federal income tax matters that is identical in all material respects to the opinion of that firm which is described in the proxy statement/prospectus included in the Form S-4 at the time the Form S-4 becomes effective. In rendering such opinion, such counsel shall be entitled to rely upon certain representations of officers of Acquiror and the Company reasonably requested by counsel, including without limitation those contained in certificates substantially in the form attached as Exhibits B-1 and B-2;

      (f) since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

      (g) the parties shall have received all required approvals and third party consents under the contracts listed on Schedule 3.04(e); and

      (h) Affiliate Agreements in form of Exhibit A, executed by each Person who could reasonably be deemed to be an "affiliate" of the Company (as that term is used in Rule 145 under the 1933 Act), shall have been delivered to Acquiror and shall be in full force and effect.

      SECTION 8.03. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver, except that the condition specified in subsection (b) may not be waived) of the following further conditions:

      (a) (i) Acquiror shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Acquiror contained in this Agreement and in any certificate or other writing delivered by Acquiror pursuant hereto shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect on the Acquiror and (iii) the Company shall have received a certificate signed by an executive officer of Acquiror to the foregoing effect;

      (b) the Company shall have received an opinion of Kilpatrick Stockton llp as to federal income tax matters that is identical in all material respects to the opinion of that firm which is described in the proxy statement/prospectus included in the Form S-4 at the time the Form S-4 becomes effective. In rendering such opinion, such counsel shall be entitled to rely upon certain representations of officers of Acquiror and the Company reasonably requested by counsel, including without limitation those contained in certificates substantially in the form attached as Exhibits B-1 and B-2; and

      (c) since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

                                   ARTICLE 9
                                  TERMINATION

      SECTION 9.01. TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time
(notwithstanding any approval of this Agreement by the stockholders of the Company):

      (a) by mutual written consent of the Company and Acquiror;

      (b) by either the Company or Acquiror,

          (i) if the Merger has not been consummated by March 31, 2000 (the "End Date"); provided that if (x) the Effective Time has not occurred by such date by reason of non-satisfaction of any of the conditions set forth in Sections 8.01(b), 8.01(d), 8.02(b), 8.02(c) or 8.02(d) and (y)
    all other conditions in Article 8 have theretofore been satisfied or (to the extent legally permissible) waived or are then capable of being satisfied, the End Date will be June 30, 2000; provided further that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill in any material respect any obligation under this Agreement has caused or resulted in the failure of the Effective Time to occur on or before the End Date; or

          (ii) if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof.

      (c) by either the Company or Acquiror, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Acquiror or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

      (d) by Acquiror, if the Board of Directors of the Company shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Acquiror its approval or recommendation of this Agreement or the Merger or shall have failed to call the Company Stockholder Meeting in accordance with
Section 5.02, or shall have recommended a Superior Proposal (or the Board of Directors of the Company resolves to do any of the foregoing);

      (e) by the Company, if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Acquiror in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice, (ii) Acquiror does not make, within three business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as the Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such three-day period and (iii) the Company prior to such termination pursuant to this clause (e) pays to Acquiror in immediately available funds the fees required to be paid pursuant to Section 10.04. The Company agrees to notify Acquiror promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

      The party desiring to terminate this Agreement pursuant to clause (b),
(c), (d) or (e) of this Section 9.01 shall give written notice of such termination to the other party in accordance with Section 10.01, specifying the provision hereof pursuant to which such termination is effected.

      SECTION 9.02. EFFECT OF TERMINATION. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that (a) the agreements contained in this Section 9.02, in Section 10.04, and in the Confidentiality Agreement shall survive the termination hereof and (b) no such termination shall relieve any party of any liability or damages resulting from any willful breach by that party of this Agreement.

                                   ARTICLE 10
                                 MISCELLANEOUS

      SECTION 10.01. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

      if to Acquiror or Merger Subsidiary, to:

      La-Z-Boy Incorporated
      1284 North Telegraph Road
      Monroe, Michigan 48162
      Attention: President
      Fax: 734-457-2005

      with a copy to:

      Miller, Canfield, Paddock and Stone, P.L.C.
      150 West Jefferson Avenue, Suite 2500
      Detroit, Michigan 48226
      Attention: David D. Joswick
      Fax: 313-496-8451

      if to the Company, to:

      LADD Furniture, Inc.
      4620 Grandover Parkway
      Greensboro, North Carolina 27407
      Attention: President
      Fax: 336-315-4399

      with a copy to:

      Kilpatrick Stockton LLP
      1001 West Fourth Street
      Winston-Salem, North Carolina 27101
      Attention: Robert E. Esleeck
      Fax: 336-607-7505

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

      SECTION 10.02. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

      SECTION 10.03. AMENDMENTS; NO WAIVERS. (a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Acquiror and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

      (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

      SECTION 10.04. EXPENSES. (a) Except as otherwise specified in this
Section 10.04 or agreed in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense; provided, however, that if this Agreement is terminated by Acquiror without consummation of the Merger pursuant to Section 9.01(d) or as a result of any willful breach by the Company of its obligations under this Agreement, or Acquiror becomes entitled to the fees provided for in Section 10.04(b)(ii), then all costs and expenses incurred by Acquiror shall be paid by the Company.

      (b) If:

          (i) Acquiror shall terminate this Agreement pursuant to Section 9.01(d), unless at the time of such failure to recommend, withdrawal or adverse modification or change, failure to call the Company Stockholder Meeting or recommendation of a Superior Proposal any of the conditions set forth in Section 8.03(a) or 8.03(c) would not have been satisfied as of such date and would not be reasonably capable of being satisfied,

          (ii) either the Company or Acquiror shall terminate this Agreement pursuant to Section 9.01(b)(ii) in circumstances where the Company Stockholder Approval has not been obtained and prior to the Company Stockholder Meeting an Acquisition Proposal is made by any Person and if the Company enters into a definitive agreement within twelve months after termination of this Agreement either (1) in respect of any Acquisition Proposal with such Person or any of its affiliates or (2) in respect of any Acquisition Proposal with any other Person (other than Acquiror or any affiliate of Acquiror) providing, in the case of this clause (2), greater value per Share than an amount equal to the product of the Exchange Ratio and the average of the closing prices per share of Acquiror Common Stock on the NYSE on the five business days immediately preceding the date of this Agreement, or

          (iii) the Company shall terminate this Agreement pursuant to
    Section 9.01(e),

then in any case as described in clause (i), (ii) or (iii) (each such case of termination being referred to as a "Trigger Event") the Company shall pay to Acquiror (by wire transfer of immediately available funds not later than the date of termination of this Agreement or, in the case of clause (ii), the date of such definitive agreement) an amount equal to $7,000,000. Acceptance by Acquiror of the payment referred to in the foregoing sentence shall constitute conclusive evidence that this Agreement has been validly terminated and upon acceptance of payment of such amount the Company shall be fully released and discharged from any liability or obligation resulting from or under this Agreement other than as provided in Sections 9.02 and 10.04.

      SECTION 10.05. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

      SECTION 10.06. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the law of the State of Michigan, without regard to principles of conflicts of law.

      SECTION 10.07. JURISDICTION. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the State of Michigan, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

      SECTION 10.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      SECTION 10.09. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

      SECTION 10.10. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under this Agreement. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, any of the Indemnitees (as defined in Section 6.05 hereof) and the Executives and Company's officers pursuant to
Section 6.06 shall be entitled to enforce the provisions of Sections 6.05 or
6.06 hereof. Acquiror shall pay, at the time they are incurred, all reasonable costs, fees and expenses of one firm of counsel of the Indemnitees, the Executives or the Company's officers incurred in connection with the assertion of any rights on behalf of the Person set forth above pursuant to this Section 10.10.

      SECTION 10.11. CAPTIONS; CONSTRUCTION OF CERTAIN CONTRACT PROVISIONS. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. For purposes of this Agreement, the parties agree that: (a) any provision of any contract to which the Company or any Subsidiary is a party to the effect that the contract may not be assigned by the Company or Subsidiary without the other party's consent shall be construed not to require such consent in connection with the consummation of the Merger, unless the provision specifically requires consent in connection with a merger; and (b) any provision of any contract to which any Subsidiary of the Company is a party that provides for termination or a change in its terms upon the occurrence of a change of control of the Subsidiary shall be construed not to require such consent in connection with the consummation of the Merger.

      SECTION 10.12. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                              LADD FURNITURE, INC.

                                              By /s/ Fred L. Schuermann, Jr.

                                                Its Chairman, President & CEO

                                              LA-Z-BOY INCORPORATED

                                              By /s/ Gerald L. Kiser

                                                 Its President & Chief
                                                  Operating Officer

                                              LZB ACQUISITION CORP.

                                              By /s/ Gene M. Hardy

                                                Its Treasurer

                                                                         ANNEX B

                        MANN, ARMISTEAD & EPPERSON, LTD.
                        INVESTMENT BANKERS and ADVISORS

                                                September 28, 1999

Board of Directors
LADD Furniture, Inc.
4620 Grandover Parkway
Greensboro, North Carolina 27417

Gentlemen:

      You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of LADD Furniture Inc. (the "Company") of the Merger Consideration, as defined below, in the proposed merger (the "Merger") of the Company with and into La-Z-Boy Acquisition Subsidiary (the "Merger Subsidiary") which is wholly-owned subsidiary of La-Z-Boy, Incorporated ("La-Z-Boy"). Pursuant to the Agreement and Plan of Merger dated September 28, 1999 (the "Agreement"), the Merger Subsidiary shall be merged with and into the Company and each share of the Company's common stock, par value $0.30 per share, shall be converted into the right to receive 1.18 shares of La-Z-Boy common stock, together with cash in lieu of fractional shares of La-Z-Boy common stock, (the "Merger Consideration").

      In arriving at our opinion, we, among other things: (i) reviewed the Agreement; (ii) met with directors, officers and certain members of management of the Company to discuss the respective business, financial condition, operating results and future prospects for the Company; (iii) reviewed the Company's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the two years ended January 2, 1999; (iv) reviewed the Company's quarterly reports on Form 10-Q for the quarterly periods ended April 3, 1999 and July 3, 1999, (v) reviewed La-Z-Boy's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the two years ended April 24, 1999; (vi) reviewed La-Z-Boy's Quarterly Report on Form 10-Q and related financial information for the quarterly period ended July 24, 1999; (vii) met with directors, officers and certain members of management of La-Z-Boy to discuss the respective business, financial condition, operating results and future prospects for La-Z-Boy; (viii) visited several of La-Z-Boy's operating factilities; (ix) reviewed certain publicly available information with respect to historical market prices and trading activities for the Company's common stock, La-Z-Boy's common stock and for certain publicly traded furniture companies which we deemed relevant; (x) reviewed certain other merger and acquisition transactions in the furniture industry which we deemed relevant; and (xi) reviewed certain published research reports for both the Company and La-Z-Boy and considered such other financial studies, analyses, inquiries and other matters as we deemed reasonable and appropriate.

      In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by, or on behalf of, the Company and La-Z-Boy, and other information that we considered in our review and we have not assumed any responsibility for independent verification of such information. We have relied upon the Company's management as to the reasonableness and acheivability of its financial and operational forecasts and projections, and the assumptions and bases thereof and assumed that such forecasts and projections reflect the best currently available estimates and judgements of the Company's management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated. Our opinion herein is based on the circumstances existing and known to us as the date hereof. We did not undertake any independent valuation or

      121 SHOCKOE SLIP, RICHMOND, VA 23219 (804)644-1200 FAX (804)644-1226
appraisal of the real estate owned by the Company, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of the Company's specific individual assets. We have relied as to certain legal matters on advice from counsel to the Board of Directors of the Company.

      Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Although subsequent developments may affect this opinion, we do not have any obligation to update or revise this opinion. Furthermore, we are not expressing any opinion herein as to the range of value or prices at which La-Z-Boy's common stock will trade in the public markets subsequent to the consummation of the Merger.

      Mann, Armistead & Epperson, Ltd., as part of its investment banking services, is regularly engaged in the valuation of private and public businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes, and acting as financial advisor in connections with others forms of strategic corporate transactions. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion, a substantial portion of which is contingent upon the consummation of the Merger. We are familiar with LADD having performed certain valuations of the Company's divisions in connection with a restructuring of the Company's senior credit facility and having provided investment research on the Company.

      The opinion expressed herein is provided for the benefit of the Board of Directors of the Company and the opinion, and any suppporting analyses or other material supplied by us may not be quoted, referred to, or used in any public filing or in any written document or for any other purpose without the prior written approval of Mann, Armistead & Epperson, Ltd. Mann, Armistead & Epperson, Ltd. consents to the use of this opinion in its entirety in any proxy statement or other communication from LADD to its shareholders.

      Based upon the foregoing considerations, it is our opinion that as of September 28, 1999 the Merger Consideration to be received by the stockholders of the Company upon consummation of the Merger is fair, from a financial point of view, to the stockholders of the Company.

                                          Truly yours,

                                          MANN, ARMISTEAD & EPPERSON, LTD.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      As noted in Part I, La-Z-Boy Incorporated is a Michigan business corporation, The Michigan Business Corporation Act, which governs La-Z-Boy, permits it to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action, suit or proceeding by or in the right of the La-Z-Boy, by reason of the fact that he or she is or was a director, officer, employee or agent of La-Z-Boy, or is or was serving at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise (including any employee benefit plan) against expenses (including attorney fees) and judgments, penalties, fines and amounts paid in settlement that are actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the indemnified person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of La-Z-Boy or its shareholders, and with respect to a criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. The Michigan Business Corporation Act also permits La-Z-Boy to indemnify any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by or in the right of La-Z-Boy by reason of that fact that he or she is or was a director, officer, employee or agent of La-Z-Boy (or is or was serving at its request in one of the other capacities described above) against expenses (including attorney's fees) and amounts paid in settlement that are actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the indemnified person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of La-Z-Boy or its shareholders, except that no indemnification may be made for a claim, issue, or matter in which the indemnified person has been found liable to the La-Z-Boy except for any indemnification against expenses that may be ordered by the court.

      Under these provisions of the Michigan Business Corporation Act, unless ordered by a court, any indemnification described above may be made only as authorized in the specific case upon a determination (made in one of the ways described in Section 564a(1) of the Act) that indemnification of the pertinent party is proper because he or she has met the applicable standard of conduct and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. Section 564b of the Act permits payment or reimbursement of the reasonable expenses incurred by an indemnified person in advance of final disposition of an action, suit or proceeding, only if the person furnishes La-Z-Boy with a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct for indemnification and a written undertaking to repay the advance if it ultimately is determined that he or she did not meet the standard and only if a determination is made (in one of the ways described in Section 564a(1)) that the facts then known to those making the determination would not preclude indemnification under the Act. However,
Section 565 of the Michigan Business Corporation Act further provides that its provisions concerning indemnification and advancement of expenses are not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under a corporation's articles of incorporation, its bylaws or a contractual arrangement.

      Section 2 of Article IX of La-Z-Boy's articles of incorporation provides for mandatory indemnification of its directors and officers and permits indemnification of other parties, as follows:

          SECTION 2. INDEMNIFICATION. The corporation shall indemnify any of its directors and officers and may indemnify any of its employees and agents (in each case including such person's heirs, executors, administrators and legal representatives) who are made or threatened to be made a party to an action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or serves or served at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, to the fullest extent authorized or permitted under the [Michigan Business

    Corporation] Act or other applicable law, as the same presently exist or may hereafter be amended, but in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than authorized or permitted before such amendment. Without limiting the generality of the foregoing, the following provisions, except to the extent they limit the indemnity which may be provided pursuant to the foregoing, shall apply:

                  2.1--INDEMNIFICATION OF DIRECTORS AND OFFICERS: CLAIMS BY
            THIRD PARTIES. The corporation shall to the fullest extent authorized or permitted by the Act or other applicable law, as the same presently exist or may hereafter may be amended, but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification rights than before such amendment, indemnify a director or officer (the "Indemnitee") who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the Indemnitee had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

                  2.2--INDEMNIFICATION OF DIRECTORS AND OFFICERS: CLAIMS
            BROUGHT BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall, to the fullest extent authorized or permitted by the Act or other applicable law, as the same presently exist or may hereafter be amended, but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification right than before such amendment, indemnify a director or officer (the "Indemnitee") who was or is a party to or is threatened to be made a party to a threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including actual and reasonable attorneys' fees, and amounts paid in settlement incurred by the Indemnitee in connection with the action or suit, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders. However, indemnification shall not be made under this subsection 2.2 for a claim, issue, or matter in which the Indemnitee has been found liable to the corporation unless and only to the extent that the court in which the action or suit was brought has determined upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnification for the expenses which the court considers proper.

                  2.3--ACTIONS BROUGHT BY THE INDEMNITEE. Notwithstanding the
            provisions of subsections 2.1 and 2.2, the corporation shall not be required to indemnify an Indemnitee in connection with an action, suit, proceeding or claim (or part thereof) brought or made by such Indemnitee, unless such action, suit, proceeding or claim (or part thereof): (i) was authorized by the Board of Directors of the corporation; or (ii) was brought or made to enforce this Section 2 and the Indemnitee has been successful in such action, suit, proceeding or claim (or part thereof).

                  2.4--APPROVAL OF INDEMNIFICATION. An indemnification under subsections 2.1 or 2.2 hereof, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Indemnitee is proper in the circumstances because such Indemnitee has met the applicable standard of conduct set forth in subsections 2.1 or 2.2 as the case may be. This determination shall be made in any of the following ways:

                      (a) By a majority vote of a quorum of the Board
                consisting of directors who were not parties to the action, suit, or proceeding.

                      (b) If the quorum described in subdivision (a) is not
                obtainable, then by a majority vote of a committee of directors who are not parties to the action. The committee shall consist of not less than three (3) disinterested directors.

                      (c) By independent legal counsel in a written opinion.

                      (d) By the shareholders.

                  2.5--ADVANCEMENT OF EXPENSES. Expenses incurred in defending a civil or criminal action, suit, or proceeding described in subsections 2.1 or 2.2 above shall be paid by the corporation in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Indemnitee to repay the expenses if it is ultimately determined that the Indemnitee is not entitled to be indemnified by the corporation. The undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured.

                  2.6--PARTIAL INDEMNIFICATION. If an Indemnitee is entitled to indemnification under subsections 2.1 or 2.2 for a portion of expenses including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement, but not for the total amount thereof, the corporation shall indemnify the Indemnitee for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the Indemnitee is entitled to be indemnified.

                  2.7--INDEMNIFICATION OF EMPLOYEES AND AGENTS. Any person who is not covered by the foregoing provisions of this Section 2 and who is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, may be indemnified to the fullest extent authorized or permitted by the Act or other applicable law, as the same exist or may hereafter be amended, but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification rights than before such amendment, but in any event only to the extent authorized at any time or from time to time by the Board of Directors.

                  2.8--OTHER RIGHTS OF INDEMNIFICATION. The indemnification or advancement of expenses provided under subsections 2.1 through 2.7 is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation or Bylaws, or an agreement. However, the total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for in subsections 2.1 through 2.7 continues as to a person who ceases to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person.

                  2.9--DEFINITIONS. "Other enterprise" shall include employee benefit plans: "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, the director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be considered to have acted in a manner "not opposed to the best interests of the corporation or its shareholders" as referred to in subsections 2.1 and 2.2

                  2.10--LIABILITY INSURANCE. The corporation shall have the
            power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against any liability asserted against and incurred by such person in any such capacity or arising out of such person's status as such, regardless of whether or not the corporation would have the power to indemnify such person against such liability under the pertinent provisions of the Act.

                  2.11--ENFORCEMENT. If a claim under this Section 2 is not
            paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which makes it permissible under the Act for the corporation to indemnify the claimant for the amount claimed, but the burden of providing such defense shall be on the corporation. Neither the failure of the corporation (including the Board of Directors, a committee thereof, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such claimant has met the applicable standard of conduct set forth in the Act nor an actual determination by the corporation (including its Board of Directors, a committee thereof, independent legal counsel or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

                  2.12--CONTRACT WITH THE CORPORATION. The right to
            indemnification conferred in this Section 2 shall be deemed to be a contract right between the corporation and each director or officer who serves in any such capacity at any time while this
            Section 2 is in effect and any repeal or modification of this
            Section 2 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit, proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

                  2.13--APPLICATION TO A RESULTING OR SURVIVING CORPORATION OR
            CONSTITUENT CORPORATION. The definition for "corporation" found in
            Section 569 of the Act, as the same
            exists or may hereafter be amended is, and shall be, specifically excluded from application to this Section 2. The indemnification and other obligations set forth in this Section 2 of the corporation shall be binding upon any resulting or surviving corporation after any merger or consolidation with the corporation. Notwithstanding anything to the contrary contained herein or in Section 569 of the Act, no person shall be entitled to the indemnification and other rights set forth in this Section 2 for acting as a director or officer of another corporation prior to such other corporation entering into a merger or consolidation with the corporation.

                  2.14--SEVERABILITY. Each and every paragraph, sentence, term and provision of this Section 2 shall be considered severable in that, in the event that a court finds any paragraph, sentence, term or provision to be invalid or unenforceable, the validity and enforceability, operation, or effect of the remaining paragraphs, sentences, terms or provisions shall not be affected, and this
            Section 2 shall be construed in all respects as if such invalid or unenforceable matter had been omitted.

      La-Z-Boy also has entered into indemnification agreements with all of its directors and executive officers. Those agreements require it to maintain directors' and officers' liability insurance for their benefit or a substitute for such insurance to the extent reasonably available, or to indemnify them to the full extent of the insurance coverage that otherwise would be provided to them. The agreements contemplate indemnification broader than that expressly provided for in the Michigan Business Corporation Act, in that they contemplate, when certain conditions are met, indemnification against judgments and fines (as well as settlement costs) incurred in proceedings brought by or in the right of La-Z-Boy.

      Section 209(c) of the Michigan Business Corporation Act also provides that the articles of incorporation of a Michigan business corporation may contain a provision providing that a director of the corporation is not personally liable to the corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty, except that such a provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; a violation of Section 551(1) of the Michigan Business Corporation Act (which relates to unauthorized dividends or distributions to shareholders and unauthorized loans); or any transaction from which the director derived an improper personal benefit. At the 1987 Annual Meeting of its shareholders, La-Z-Boy's shareholders approved an amendment to its Articles of Incorporation to include such a provision, as well as the above-quoted provisions of Section 2, Article IX.

      On a regular basis (and not specifically in connection with this offering), La-Z-Boy also maintains insurance against liabilities arising on the part of any of its directors or officers out of their performance in those capacities or arising on La-Z-Boy's part out of the foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits. The following exhibits are filed as part of this Registration Statement on Form S-4:

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT (NOTE 1)
 ------- -------------------------------

  1      Not applicable

  2.1    Agreement and Plan of Merger, dated as of September 28, 1999, among
          LADD Furniture, Inc., La-Z-Boy Incorporated and LZB Acquisition Corp.
          and the exhibits to that agreement, followed by a list of schedules to the agreement (Note 2) (The schedules themselves are not filed with this amended Registration Statement, pursuant to paragraph (2) of Regulation S-K, Item 601. La-Z-Boy Incorporated will provide a copy of any omitted schedule to the SEC upon its request.)

  2.2 Amendment No. 1 to Agreement and Plan of Merger referenced above and certain amended exhibits (filed with original Registration Statement)

  3.1    La-Z-Boy Incorporated Restated Articles of Incorporation (Note 3)

  3.2    Amendment to Restated Articles of Incorporation (Note 4)

  3.3    Current La-Z-Boy Incorporated By-laws (Note 5)

  4      Instruments defining the rights of holders of long-term debt are not filed with this amended Registration Statement, pursuant to paragraph
          (4) (iii) of Regulation S-K, Item 601. La-Z-Boy Incorporated will furnish any such omitted document to the SEC upon its request.

  5      Opinion and consent of Miller, Canfield, Paddock and Stone, P.L.C.
          (filed with original Registration Statement)

  8.1    Tax opinion and consent of Miller, Canfield, Paddock and Stone, P.L.C.

  8.2    Tax opinion and consent of Kilpatrick Stockton LLP

  9      Not applicable

 10.1*   La-Z-Boy Incorporated Amended and Restated 1993 Performance Based
          Stock Plan (Note 6)

 10.2*   La-Z-Boy Incorporated Restricted Stock Plan for Non-Employee Directors
          (Note 7)

 10.3*   La-Z-Boy Incorporated Executive Incentive Compensation Plan
          Description (Note 8)

 10.4*   La-Z-Boy Incorporated Supplemental Executive Retirement Plan (as
          revised in 1995) (Note 9)

 10.5*   La-Z-Boy Incorporated Amended and Restated 1997 Restricted Share Plan
          (Note 10)

 10.6*   La-Z-Boy Incorporated 1997 Incentive Stock Option Plan (Note 10)

 10.7*   Form of Change in Control Agreement (Note 9) and list of employees who are parties to Change in Control Agreements (Note 11)

 10.8*   Form of Indemnification Agreement (covering all directors, including employee-directors) (Note 12)

 10.9*   Summary Plan Description and Partial Plan Document for the La-Z-Boy
          Incorporated Personal Executive Life Insurance Program (the
          "Summary") (Note 8). (With respect to directors and executive officers, the only persons covered by this program are Gerald M.
          Kiser and Gene M. Hardy. With respect to Mr. Hardy, the program operates differently from the manner described in the Summary in two ways: he does not benefit from Unscheduled Premium payments, and
          "gross up" payments to him are not repayable to the Company out of policy death benefits or otherwise.)

 10.10*  La-Z-Boy Incorporated 1986 Incentive Stock Option Plan (Note 13)

 10.11*  La-Z-Boy Incorporated 1989 Restricted Share Plan (Note 7)

 11      Not applicable

 12      Statement re computation of ratios (found on page 30 of the Proxy
          Statement/Prospectus)

 13      Not applicable

 14      Not applicable

 16      Not applicable


 21    List of subsidiaries of La-Z-Boy Incorporated (filed with original
        Registration Statement)

 23.1  Consent of PricewaterhouseCoopers LLP

 23.2  Consent of KPMG LLP

 23.3 Consent of Miller, Canfield, Paddock and Stone, P.L.C. (contained in exhibits 5 and 8.1)

 23.4  Consent of Kilpatrick Stockton LLP (contained in exhibit 8.2)

 23.5  Consent of Mann, Armistead & Epperson, Ltd.

 24    Powers of attorney (contained in the signatures pages to this
        Registration Statement)

 25    Not applicable

 26    Not applicable

 27    Financial Data Schedule (Note 14) (filed with original Registration
        Statement)

       Commitment letter and related term sheet concerning new bridge loan
 99    facility (filed with original Registration Statement)

NOTES TO EXHIBITS

  * Indicates a contract or benefit plan under which one or more executive officers or directors may receive benefits.

 1. For all documents incorporated by reference, the SEC file number is 1-9656. All exhibit description references to previous filings are references to filings by La-Z-Boy. Unless otherwise indicated in the text of an exhibit description, the described exhibit is being filed with this Registration Statement.

 2. Incorporated by reference to an exhibit to Form 8-K dated September 28, 1999 and filed with the SEC September 30, 1999.

 3. Incorporated by reference to an exhibit to Form 10-Q for the quarter ended October 26, 1996.

 4. Incorporated by reference to an exhibit to Form 10-K/A filed September 27, 1999.

 5. Incorporated by reference to an exhibit to Form 8-K dated June 11, 1999.

 6. Incorporated by reference to an exhibit to definitive proxy statement dated June 27, 1996.

 7. Incorporated by reference to an exhibit to definitive proxy statement dated July 6, 1989.

 8. Incorporated by reference to an exhibit to Form 10-K for the fiscal year ended April 26, 1997.

 9. Incorporated by reference to an exhibit to Form 8-K dated February 6, 1995.

10. Incorporated by reference to an exhibit to definitive proxy statement dated June 27, 1997.

11. Incorporated by reference to an exhibit to Form 10-K for the fiscal year ended April 25, 1998.

12. Incorporated by reference to an exhibit to Form 8, Amendment No. 1, dated November 3, 1989.

13. Incorporated by reference to an exhibit to definitive proxy statement dated June 26, 1986.

14. Included in EDGAR version only.

     (b) Financial Statement Schedule. The following financial statement schedule is filed as a part of this Registration Statement immediately preceding the signature page.

      Schedule II  Valuation and Qualifying Accounts (followed by opinion of
                   PricewaterhouseCoopers LLP)

     (c) Information Pursuant to Item 4(b). Not Applicable.

ITEM 22. UNDERTAKINGS.

     La-Z-Boy Incorporated hereby makes the undertakings that follow:

     The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding this paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the

Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                             LA-Z-BOY INCORPORATED

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                       TRADE ACCOUNTS
                                            ADDITIONS    RECEIVABLE
                                 BALANCE AT CHARGED TO "WRITTEN OFF"   BALANCE
                                 BEGINNING  COSTS AND      NET OF     AT END OF
          DESCRIPTION            OF PERIOD   EXPENSES    RECOVERIES    PERIOD
          -----------            ---------- ---------- -------------- ---------
Year ended April 24, 1999:
  Allowance for doubtful
   accounts and long-term
   notes........................  $20,639     $7,361       $2,372      $25,628
  Accrued warranties............  $12,025     $2,550                   $14,575

Year ended April 25, 1998:
  Allowance for doubtful
   accounts and long-term
   notes........................  $18,931     $7,333       $5,625      $20,639
  Accrued warranties............  $10,775     $1,250                   $12,025

Year ended April 26, 1997:
  Allowance for doubtful
   accounts and long-term
   notes........................  $18,033     $5,688       $4,790      $18,931
  Accrued warranties............  $ 9,577     $1,198                   $10,775

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of La-Z-Boy Incorporated

      Our audits of the consolidated financial statements referred to in our report dated May 20, 1999, except for Note 13, which is as of November 11, 1999, appearing in this Registration Statement on Form S-4 of La-Z-Boy Incorporated also included an audit of the financial statement schedule listed in Item 21(b) of this Form S-4. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Toledo, Ohio
May 20, 1999

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of Michigan, on December 22, 1999.

                                            La-Z-Boy Incorporated

                                            /s/ Gene M. Hardy
                                            ---------------------------

                                            By Gene M. Hardy

                                            Secretary and Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.

           *                     Dec. 22, 1999                  *               Dec. 22,1999
-----------------------------    -------------      -------------------------   -------------
         P.H. Norton                 Date                 J.F. Weaver              Date
  Chairman of the Board and                                Director
          Director

           *                     Dec. 22, 1999                  *               Dec. 22,1999
-----------------------------    -------------      -------------------------   -------------
         G.L. Kiser                 Date                   D.K. Hehl               Date
     President and Chief                                    Director
          Operating
    Officer and Director

     /s/ G.M. Hardy              Dec. 22, 1999                  *               Dec. 22, 1999
-----------------------------    -------------      -------------------------   --------------
         G.M. Hardy                                       R.E. Lipford
  Secretary and Treasurer,           Date                   Director                 Date
          Principal
   Accounting Officer and
          Director

           *                     Dec. 22, 1999                  *               Dec. 22,1999
-----------------------------    -------------      -------------------------   -------------
        F.H. Jackson                                        H.G. Levy
 Executive VP Finance, Chief         Date                    Director               Date
    Financial Officer and
          Director

           *                     Dec. 22, 1999                  *               Dec. 22,1999
-----------------------------    -------------      -------------------------   -------------
        L.G. Stevens                                      J.W. Johnston
          Director                   Date                   Director                Date

* By: /s/ Gene M. Hardy
-----------------------------

  Gene M. Hardy

Attorney-in-fact


                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT (NOTE 1)
 ------- -------------------------------

  1      Not applicable

  2.1    Agreement and Plan of Merger, dated as of September 28, 1999, among
          LADD Furniture, Inc., La-Z-Boy Incorporated and LZB Acquisition Corp.
          and the exhibits to that agreement, followed by a list of schedules to the agreement (Note 2) (The schedules themselves are not filed with this amended Registration Statement, pursuant to paragraph (2) of Regulation S-K, Item 601. La-Z-Boy Incorporated will provide a copy of any omitted schedule to the SEC upon its request.)

  2.2 Amendment No.1 to Agreement and Plan of Merger referenced above and certain amended exhibits (filed with original Registration Statement)

  3.1    La-Z-Boy Incorporated Restated Articles of Incorporation (Note 3)

  3.2    Amendment to Restated Articles of Incorporation (Note 4)

  3.3    Current La-Z-Boy Incorporated By-laws (Note 5)

  4      Instruments defining the rights of holders of long-term debt are not filed with this amended Registration Statement, pursuant to paragraph
          (4) (iii) of Regulation S-K, Item 601. La-Z-Boy Incorporated will furnish any such omitted document to the SEC upon its request.

  5      Opinion and consent of Miller, Canfield, Paddock and Stone, P.L.C.
          (filed with original Registration Statement)

  8.1    Tax opinion and consent of Miller, Canfield, Paddock and Stone, P.L.C.

  8.2    Tax opinion and consent of Kilpatrick Stockton LLP

  9      Not applicable

 10.1*   La-Z-Boy Incorporated Amended and Restated 1993 Performance Based
          Stock Plan (Note 6)

 10.2*   La-Z-Boy Incorporated Restricted Stock Plan for Non-Employee Directors
          (Note 7)

 10.3*   La-Z-Boy Incorporated Executive Incentive Compensation Plan
          Description (Note 8)

 10.4*   La-Z-Boy Incorporated Supplemental Executive Retirement Plan (as
          revised in 1995) (Note 9)

 10.5*   La-Z-Boy Incorporated Amended and Restated 1997 Restricted Share Plan
          (Note 10)

 10.6*   La-Z-Boy Incorporated 1997 Incentive Stock Option Plan (Note 10)

 10.7*   Form of Change in Control Agreement (Note 9) and list of employees who are parties to Change in Control Agreements (Note 11)

 10.8*   Form of Indemnification Agreement (covering all directors, including employee-directors) (Note 12)

 10.9*   Summary Plan Description and Partial Plan Document for the La-Z-Boy
          Incorporated Personal Executive Life Insurance Program (the
          "Summary") (Note 8). (With respect to directors and executive officers, the only persons covered by this program are Gerald M.
          Kiser and Gene M. Hardy. With respect to Mr. Hardy, the program operates differently from the manner described in the Summary in two ways: he does not benefit from Unscheduled Premium payments, and
          "gross up" payments to him are not repayable to the Company out of policy death benefits or otherwise.)

 10.10*  La-Z-Boy Incorporated 1986 Incentive Stock Option Plan (Note 13)

 10.11*  La-Z-Boy Incorporated 1989 Restricted Share Plan (Note 7)

 11      Not applicable

 12      Statement re computation of ratios (found on page 30 of the Proxy
          Statement/Prospectus)

 13      Not applicable

 14      Not applicable

 16      Not applicable


 21    List of subsidiaries of La-Z-Boy Incorporated (filed with original
        Registration Statement)

 23.1  Consent of PricewaterhouseCoopers LLP

 23.2  Consent of KPMG LLP

 23.3 Consent of Miller, Canfield, Paddock and Stone, P.L.C. (contained in exhibits 5 and 8.1)

 23.4  Consent of Kilpatrick Stockton LLP (contained in exhibit 8.2)

 23.5  Consent to Mann, Armistead & Epperson, Ltd.

 24    Powers of attorney (contained in the signatures pages to this
        Registration Statement)

 25    Not applicable

 26    Not applicable

 27    Financial Data Schedule (Note 14) (filed with original Registration
        Statement)

       Commitment letter and related term sheet concerning new bridge loan
 99    facility (filed with original Registration Statement)

NOTES TO EXHIBITS

 * Indicates a contract or benefit plan under which one or more executive officers or directors may receive benefits.

 1. For all documents incorporated by reference, the SEC file number is 1-9656. All exhibit description references to previous filings are references to filings by La-Z-Boy. Unless otherwise indicated in the text of an exhibit description, the described exhibit is being filed with this Registration Statement.

 2. Incorporated by reference to an exhibit to Form 8-K dated September 28, 1999 and filed with the SEC September 30, 1999.

 3. Incorporated by reference to an exhibit to Form 10-Q for the quarter ended October 26, 1996.

 4. Incorporated by reference to an exhibit to Form 10-K/A filed September 27, 1999.

 5.  Incorporated by reference to an exhibit to Form 8-K dated June 11, 1999.

 6. Incorporated by reference to an exhibit to definitive proxy statement dated June 27, 1996.

 7. Incorporated by reference to an exhibit to definitive proxy statement dated July 6, 1989.

 8. Incorporated by reference to an exhibit to Form 10-K for the fiscal year ended April 26, 1997.

 9. Incorporated by reference to an exhibit to Form 8-K dated February 6, 1995.

10. Incorporated by reference to an exhibit to definitive proxy statement dated June 27, 1997.

11. Incorporated by reference to an exhibit to Form 10-K for the fiscal year ended April 25, 1998.

12. Incorporated by reference to an exhibit to Form 8, Amendment No. 1, dated November 3, 1989.

13. Incorporated by reference to an exhibit to definitive proxy statement dated June 26, 1986.


14. Included in EDGAR version only.